                                                                REGISTRATION NO.
                                                                       333-69746
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 2 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                   ----------
                          METROPOLITAN FINANCIAL CORP.
             (Exact Name of Registrant as Specified in Its Charter)

                OHIO                                       34-1109469
    (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)


                           22901 MILL CREEK BOULEVARD
                           HIGHLAND HILLS, OHIO 44122
                                 (216) 206-6000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------
                             MR. KENNETH T. KOEHLER
 PRESIDENT, CHIEF OPERATING OFFICER, ASSISTANT SECRETARY AND ASSISTANT TREASURER
                          METROPOLITAN FINANCIAL CORP.
                           22901 MILL CREEK BOULEVARD
                           HIGHLAND HILLS, OHIO 44122
                                 (216) 206-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   ----------
                                   COPIES TO:
                              PAUL N. HARRIS, ESQ.
                                THOMPSON HINE LLP
                                127 PUBLIC SQUARE
                                 3900 KEY CENTER
                              CLEVELAND, OHIO 44114
                                 (216) 566-5500

                                   ----------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------
                                                              Proposed
                                                               Maximum
                                                              Aggregate             Amount of
Title of Shares                           Amount to be         Offering           Registration
To Be Registered                           Registered          Price(1)              Fee(2)
-----------------------------------------------------------------------------------------------
Shares of Common Stock, no par value       6,379,207         $20,000,000             $5,000

Rights to Purchase Shares of Common Stock                                             (3)
-----------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.
(2)      Previously paid.
(3) Pursuant to Rule 457(g), no separate registration fee is required for the rights.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED JANUARY 7, 2002


                                   PROSPECTUS

                          METROPOLITAN FINANCIAL CORP.

                              [METROPOLITAN LOGO]

                             SHARES OF COMMON STOCK


     We are offering non-transferable subscription rights to purchase up to shares of our common stock to persons who owned shares of our common
stock as of the close of business on                  , 2002, the record date of
the rights offering. Concurrently, we are also offering the shares of our common stock not subscribed for in the rights offering to the general public.


     In the rights offering:


     - Each of our shareholders will receive, at no cost, one subscription right
       for every   shares of our common stock that such shareholder owned on
                        , 2002. Each subscription right entitles a shareholder to purchase one share of our common stock, at the subscription price of
       $          per share.



     - The subscription rights are exercisable beginning on the date of this
       prospectus and until 5:00 p.m., Eastern Time, on             , 2002, the
       expiration date. We reserve the right to extend the expiration date and any extension of the expiration date, but in no event will we extend the
       rights offering beyond             , 2002.



     - The rights are not transferable.



     In the public offering:



     - The price for each share is $          . The minimum required purchase in
      the public offering is                shares.



     - Subscriptions in the public offering will be subject to the rights of the shareholders in the rights offering. We may accept or reject public offering subscriptions, in whole or in part.



     - The public offering is expected to expire at 5:00 p.m., Eastern Time, on
                  , 2002, unless we extend the offering. In no event will we extend the public offering beyond March 31, 2002.



     We reserve the right to cancel the offerings at any time. If we do not receive gross proceeds of $13.0 million from the offerings by March 31, 2002, we intend to cancel the offerings.



     Our common stock is quoted for trading on The Nasdaq Stock Market's National Market under the trading symbol "METF." The closing price of our shares
of common stock on             , 2002 was $   per share.



--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                         ESTIMATED
                                                                          FEES AND
                                             SUBSCRIPTION PRICE         EXPENSES (1)    PROCEEDS TO THE COMPANY (2)
--------------------------------------------------------------------------------------------------------------------
Per Share Minimum.....................          $                         $
Per Share Maximum.....................          $                         $
Total Minimum.........................          $13,000,000               $505,000              $12,495,000
Total Maximum.........................          $20,000,000               $855,000              $19,145,000
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------



(1)In connection with the offerings, we have retained Ryan, Beck & Co., LLC to serve as our financial advisor and marketing agent. We have agreed to pay Ryan, Beck 2.5% of the funds raised in the rights offering from our shareholders, other than from Robert M. Kaye, our Chief Executive Officer and Chairman, 2.5% of the funds raised in the public offering from persons identified by the Company, 5.0% of the funds raised in the public offering from other persons and an advisory fee of $200,000 and to reimburse Ryan, Beck for its expenses. The calculation of the fees listed in the table assumes the maximum commission is paid to Ryan, Beck.



(2)Before deducting expenses payable by us, estimated to be $440,000.



     PARTICIPATING IN THE OFFERINGS INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF SOME OF THE FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR SHARES OF COMMON STOCK.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                Ryan, Beck & Co.

                The date of this prospectus is January   , 2002.

                                TABLE OF CONTENTS



                                                                            PAGE

SUMMARY.......................................................................1
   Background.................................................................1
   Questions and Answers About the Offerings..................................3

RISK FACTORS..................................................................7
   Risks Related to Metropolitan Bank's  Business.............................7
   Risks Related to Our Shares Of Common Stock................................9

FORWARD-LOOKING STATEMENTS...................................................10

USE OF PROCEEDS..............................................................11

CAPITALIZATION...............................................................12

SELECTED FINANCIAL DATA......................................................13


SUMMARY OF RECENT DEVELOPMENTS...............................................15



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS...................................................................19

BUSINESS.....................................................................32

REGULATION AND SUPERVISION...................................................51

THE OFFERINGS................................................................55

PLAN OF DISTRIBUTION.........................................................59

DESCRIPTION OF COMMON STOCK..................................................60

EXPERTS......................................................................60

LEGAL MATTERS................................................................61

WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................61




--------------------------------------------------------------------------------


         You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This document may be used only where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus.



                                      (i)

                                     SUMMARY


         This section answers in summary form some questions you may have about Metropolitan Financial Corp., the rights offering and the concurrent offering to the public. The information in this section is not complete and does not contain all of the information that you should consider before purchasing our common stock. We strongly urge you to read carefully the entire prospectus, including the "Risk Factors" section, and the documents listed under "Where You Can Find Additional Information." In this prospectus, all references to "Metropolitan Financial Corp.," "we," "us," "Company," "our," and "registrant" refer to Metropolitan Financial Corp.


                                   BACKGROUND

GENERAL

         Metropolitan Financial Corp. is a savings and loan holding company that was incorporated in 1972. Our primary operating subsidiary is Metropolitan Bank and Trust Company, a wholly-owned subsidiary. Metropolitan Bank operates 24 full service retail sales offices that primarily serve Northeastern Ohio and 10 loan origination offices throughout Ohio and in Western Pennsylvania. Our principal executive office is located at 22901 Mill Creek Blvd., Highland Hills, Ohio 44122. Our telephone number is (216) 206-6000.


         In 1996, we made our initial public offering of common stock. At the time we went public, we had $720 million of assets and 14 full service retail sales offices. As of September 30, 2001, we have grown to $1.6 billion in assets and 24 full service retail sales offices. Recently, we have encountered problems primarily due to our rapid growth. The most significant problems arose from credit issues on loans underwritten in the late 1990's during our highest growth period. The majority of our nonperforming assets were originated or acquired during that period. In addition, from 1996 through 2000, the Company expanded its branch network rapidly leading to a number of locations that do not yet have the deposit base to be profitable. Finally, the Company has chosen to build and own a number of its retail locations and its corporate headquarters leading to a higher than normal level of noninterest earning assets.

         Our net income decreased from $4.5 million for the year ended December 31, 1999 to $1.5 million for the year ended December 31, 2000 to a net loss of $2.0 million for the nine months ended September 30, 2001. This deterioration was caused primarily by:


          - An increase in nonperforming assets and resulting increases in the provisions for losses on loans and real estate owned;

          - Compression of the interest rate spread between our interest-earning assets and our interest-bearing liabilities;

          - Compensation and occupancy costs related to our expansion of existing lines of business;


          - Compensation and occupancy expenses related to our new headquarters and the addition of 9 new full service retail sales offices and 5 loan origination offices since 1996; and



          - One-time and ongoing costs associated with a data processing conversion.



SUPERVISORY AGREEMENTS

         As a result of the performance of the Company, on July 26, 2001, the Company entered into a supervisory agreement with the Office of Thrift Supervision ("OTS"), which requires us to prepare and adopt a plan for raising capital that uses sources other than increased debt or which requires additional dividends from Metropolitan Bank. We intend to use the net proceeds of the rights offering and the offering to the public to raise the capital required by this supervisory agreement.


         Additionally, Metropolitan Bank entered into a separate supervisory agreement with the OTS and the Ohio Department of Financial Institutions (the "ODFI") on July 26, 2001, which requires Metropolitan Bank to do the following:

          - Develop a capital improvement and risk reduction plan by September 28, 2001, which date was extended to December 28, 2001;

          - Achieve or maintain compliance with core and risk-based capital standards at the well-capitalized level, including a risk-based capital ratio of 10% by December 31, 2001, which date was extended to March 31, 2002;


          -    Reduce investments in fixed assets;

          - Attain compliance with board approved interest rate risk policy requirements;

          - Reduce volatile funding sources, such as brokered and out-of-state deposits;

          -    Increase earnings;

          -    Improve controls related to credit risk; and

          -    Restrict total assets to not more than $1.7 billion.

         Both supervisory agreements also contain restrictions on adding, entering into employment contracts with, or making golden parachute payments to directors and senior executive officers and in changing responsibilities of senior officers.


         We, as well as Metropolitan Bank, are working to comply with all of the provisions of the supervisory agreements. As of September 30, 2001, Metropolitan Bank, based on the OTS interest rate risk model, fully complied with the Board approved limits for minimum pre and post-shock net present value and sensitivity criteria. Based on Metropolitan Bank's interest rate risk model, Metropolitan Bank is slightly out of compliance with the Board approved limits for post-shock net interest income. It is anticipated that the raising of capital and the reduction of fixed assets will bring Metropolitan Bank into compliance by March 31, 2002.

         On August 31, 2001, Metropolitan filed a proxy statement seeking shareholder approval of an amendment to Metropolitan's Amended and Restated Articles of Incorporation to increase the number of its authorized shares of common stock. The purpose of the amendment was, in part, to provide sufficient shares of common stock for the offerings described in this prospectus. On September 25, 2001, Metropolitan's shareholders approved this amendment.

THE CAPITAL PLANS

         On September 28, 2001, the Company and Metropolitan Bank each filed a Capital Improvement and Risk Reduction Plan with regulators. These documents were revised and refiled on November 1, 2001 to respond to comments from the regulators and refiled again on December 26, 2001 to reflect these offerings and revisions to the Company's forecasts. Under the terms of the supervisory agreements, the regulators have 30 days to object to the plans. See "Risk Factors -- The Company and Metropolitan Bank Have Revised Their Capital Plans and the Regulators May Not Approve the Capital Plans as Revised." The plans are based on the Company raising at least $13.0 million in equity by March 31, 2002. The plans indicate that Metropolitan Bank expects to improve its results of operations by reducing headcount through consolidation of operations and rationalization of positions, conversion of non-interest earning assets to interest earning assets and consolidation of certain loan origination and title insurance locations. They further provide that Metropolitan Bank will have no retail branch openings in 2002. In addition, assuming Metropolitan Bank becomes and remains well capitalized, its FDIC insurance premiums are expected to decrease in the second half of 2002 and thereafter.

CAPITAL REQUIREMENTS

         It is Metropolitan Bank's goal, as well as a requirement of its supervisory agreement with regulators, to increase all of its capital ratios to the well-capitalized level. A summary of Metropolitan Bank's capital ratios compared to amounts required to be well capitalized at September 30. 2001, follows (Dollars in Thousands):

                         Tangible Capital          Core Capital        Risk-based Capital
Capital amount
  Actual                 $103,788  6.59%          $103,788  6.59%       $114,553    9.12%
  Required                 31,481  2.00             78,702  5.00         125,656   10.00
                         --------  ----           --------  ----        --------   -----
  Excess(Deficiency)      $72,307  4.59%           $25,089  1.59%       $(11,103)   (.88%)

         At September 30, 2001, Metropolitan Bank's risk-based capital was $11.1 million less than the requirement for a well-capitalized institution. Pursuant to the rights offering and concurrent offering to the public, the Company expects to raise a minimum of $13.0 million, of which approximately $8.0 million will be contributed to Metropolitan Bank. In addition, Metropolitan Bank forecasts for the period from October 1, 2001 through March 31, 2002 a reduction of its risk-based assets by $48.9 million, an increase in its capital through the generation of net income of $1.3 million and no more than $100,000 of disallowed loan servicing rights. For regulatory purposes, the excess of the aggregate book value over 90% of the aggregate market value of loan servicing rights is disallowed and must be deducted in arriving at risk-based capital. The reduction of risk-based assets is expected to be accomplished primarily by the reduction of loans by $60.7 million through sales and paydowns for the six-month period from October 1, 2001 through March 31, 2002. For the $8.0 million of capital to be sufficient, Metropolitan Bank must come close to its forecasts to reduce the level of risk-based assets, to generate the level of net income and to limit the level of disallowed servicing rights. If there is a significant overall shortfall in the forecasted levels, there is a risk that the $8.0 million of capital contributed to Metropolitan Bank will be inadequate for it to meet the well-capitalized level for its risk-based capital. See "Risk Factors -- Our Agreements with Regulators Impose Operating Requirements On Us and Metropolitan Bank, which, if Violated, Could Result in Additional
Sanctions that Would be Detrimental to Us and Your Investment" and "Risk
Factors -- Even If the Company Raises $13.0 million in the Offerings, Metropolitan Bank May Not Achieve Well-Capitalized Status for Its Risk-Based Capital."


OPERATING STRATEGY

         Our operating strategy is to comply with the supervisory agreements by increasing capital, reducing fixed assets, improving policies and procedures relating to interest rate and credit risks and increasing core deposits, while reducing volatile funding sources. We intend to continue our emphasis on our current lending activities that consist of:

          -    residential mortgage banking;

          -    multifamily loans;

          -    construction and land loans;

          -    commercial real estate loans;

          -    consumer loans; and

          -    commercial business loans.


     In addition, Metropolitan Bank's operating strategy includes taking actions relating to the following matters:

- Controlling Costs. Metropolitan Bank has taken steps to control and reduce its costs. Metropolitan Bank is in the process of consolidating physical locations of its loan origination and other facilities where possible. Metropolitan Bank has further engaged a consultant to assist it in reducing costs through various actions, including consolidating operations, elimination of duplicative activities within Metropolitan Bank and increasing utilization of its newly implemented computer system. Metropolitan Bank has further reduced its full time equivalent headcount, principally due to improving staffing models in the retail system and further by not replacing personnel in other areas who have left through attrition. Metropolitan Bank expects to begin realizing benefits from these changes in the first half of 2002.

- Focus on Monitoring and Controlling Non-Performing Assets. From January 1, 1998 through June 30, 1999 we grew our assets from $925 million to $1.529 billion which was growth at an annualized rate of 38.6%. The level of non-performing assets increased as a result of loans purchased or originated during this period of rapid growth. Approximately 80% of the non-performing assets as of November 30, 2001 were purchased or originated between January 1, 1998 and June 30, 1999.

     In June 1999, Metropolitan Bank took a number of actions to change its credit culture. We hired a chief credit officer who has oversight responsibility for credit matters in our commercial and multifamily real estate, business lending and construction areas. In addition, this officer has worked with our residential real estate and consumer lending areas to improve our credit policies in those areas. Under the leadership of our chief credit officer we have taken the following actions to strengthen controls over credit:

     - Formed an underwriting group independent from the lending areas whose function is to review financial and other credit information on all commercial and multifamily real estate loans, business loans where the total credit relationship with Metropolitan Bank exceeds $500,000 and construction loans where the credit relationship exceeds $1.0 million.

     - Expanded the loan review department and changed its reporting responsibility to the Audit Committee of the Board of Directors.

     - Expanded the staffing of the loan workout group so that potential problem assets can be addressed at an earlier stage.

     -   Revised and expanded credit policies for each type of loan.

- Over Expansion. During the period from January 1, 1998 through the first quarter of 2001, Metropolitan Bank added nine branches in various communities in Northeastern Ohio. These locations were generally placed on land purchased by the Bank. The Bank would then construct a multi-tenant facility of which Metropolitan Bank was one of the occupants. This caused an increase in non-interest earning assets and increased operating costs and depreciation.

     In addition, Metropolitan Bank expanded its hours to include longer weekly and weekend hours, including the introduction of Sunday hours to northeast Ohio's market.

     Finally, Metropolitan Bank constructed a new corporate headquarters building consisting of approximately 165,330 square feet of rentable space of which approximately 124,279 square feet is leased. The construction of this facility added approximately $36.0 million of non-interest earning assets and significantly increased the operating expenses, including depreciation, of Metropolitan Bank.

     In order to address the over-expansion described above, Metropolitan Bank's management has done the following:

     - Halted the further expansion of the branch system until existing locations reach profitability.

     - Placed the real estate of seven of the branch locations on the market to reduce the amount of non-interest earning assets.

     - Reduced branch hours and Sunday hours at certain locations to reduce operating costs.

     In addition, management is actively working to lease the remaining space in the corporate headquarters building. Once it is 95% occupied, the building will be put on the market for sale to reduce the amount of non-interest earning assets and to reduce operating costs.



None of the above actions are expected to result in a material benefit to Metropolitan Bank until after the end of the first quarter of 2002, and the ultimate success of these actions is highly dependent upon our ability to sell seven branch locations by March 31, 2002 at an acceptable price. See "Business" and "Where You Can Find Additional Information."

                    QUESTIONS AND ANSWERS ABOUT THE OFFERINGS

GENERAL

Q: WHY IS METROPOLITAN FINANCIAL CORP. ENGAGING IN THE OFFERINGS?


A: We are engaging in the offerings of our shares of common stock in order to raise equity capital to improve Metropolitan Bank's capital position, as required under the supervisory agreements with the OTS and the ODFI, and to repay a $2 million loan made by Robert M. Kaye to the Company, which loan is evidenced by a promissory note dated December 28, 2001. Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to avoid or limit ownership dilution by buying additional shares of common stock. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.


Q:   HOW MUCH MONEY WILL METROPOLITAN FINANCIAL CORP. RECEIVE FROM THE
OFFERINGS?


A:   Our gross proceeds from the offerings, if all shares are sold, would be
$20.0 million, before deducting commissions and expenses payable by us, estimated to be $1.3 million. However, we cannot make any assurances regarding the amount of the funds that will be raised in the offerings.



Q:   ARE WE REQUIRING A MINIMUM AMOUNT OF GROSS PROCEEDS TO COMPLETE THE
OFFERINGS?

A:   Yes. If we do not receive gross proceeds of $13.0 million by the expiration date or any extension of this date, we intend to cancel the offerings. If we cancel the offerings, all money received by us in connection with the offerings will be refunded promptly, without interest.


Q:   HOW DID WE ARRIVE AT THE $___________ PER SHARE PRICE?


A:   The price of the common stock to be purchased in the offerings was determined by our Board of Directors based upon relevant factors including market conditions. We did not seek an opinion of financial advisors in establishing the subscription price. The price is not necessarily related to the assets, book value, or shareholders' equity of our Company or any other established criteria of value and may not be indicative of the fair market value of the securities offered. The price may be different than the market price of our common stock on The Nasdaq Stock Market's National Market at the close of the offerings.


Q:   WHEN WILL I RECEIVE MY NEW SHARES?


A:   If you were a shareholder as of the record date and are participating in the rights offering and your present shares are registered in your name or if you are participating in the public offering, we will mail to you a stock certificate representing the new shares of common stock you are purchasing as soon as practicable after the expiration date, ___________, 2002, or any extension of the expiration date. If you were a shareholder as of the record date and are participating in the rights offering and your shares of our common stock are currently held by a broker or bank, however, you will not receive stock certificates for your new shares. Instead, your account with the bank or broker will be credited with the shares that you purchase.


Q:   CAN WE CANCEL THE OFFERINGS?


A:   Yes. Our Board of Directors may cancel the offerings at any time on or before the expiration date ____________ __, 2002, for any reason. If we cancel the offerings, any money received by us in connection with the offerings will be refunded promptly, without interest.


Q:   HOW MANY SHARES OF COMMON STOCK WILL BE OUTSTANDING AFTER THE OFFERINGS?


A: If $13.0 million of shares are sold in the offerings, we will issue ____ new shares of common stock. If $20.0 million of shares are sold in the offerings, we will issue _______ new shares of common stock. We had ______ shares outstanding as of ____________ __, 2002, the record date of the rights offering, and will have approximately _________ shares of common stock outstanding after the completion of these offerings assuming $13.0 million of shares are sold and approximately ________ shares of common stock outstanding assuming $20.0 million of shares are sold.


Q:   WILL THE SHARES OF COMMON STOCK SOLD IN THE OFFERINGS BE LISTED FOR
     TRADING?


A:   Yes. The shares will be listed for trading on The Nasdaq Stock Market's
National Market under the symbol "METF."

THE RIGHTS OFFERING TO OUR SHAREHOLDERS


Q:   WHAT IS A RIGHTS OFFERING?


A:   A rights offering is an opportunity for you to purchase additional shares of our common stock at a price of $________ per share. You have the right to purchase shares in an amount that is proportional to your existing ownership interest, which enables you to avoid ownership dilution in connection with the offerings. A rights offering also allows you to buy shares of common stock without the payment of commissions or other expenses.


Q:   WHAT IS A SUBSCRIPTION RIGHT?


A:   We are distributing to you, at no charge, one subscription right for every
___ shares of our common stock that you owned on ____________ __, 2002. We will not issue fractional rights, but rather will round down the number of rights distributed to each shareholder to the nearest whole number, provided that each shareholder will receive at least one right. Each subscription right entitles you to purchase one share of our common stock for $________ , subject to the terms of this rights offering. When you exercise a subscription right, that means that you choose to purchase one share of common stock. For example, if you own 100 shares of our common stock, you are entitled to subscription rights allowing you to purchase _____ additional shares for $__________ each. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. The number of shares you are entitled to purchase through the exercise of subscription rights is imprinted on your subscription certificate.


Q:   WHAT IS THE OVER-SUBSCRIPTION PRIVILEGE?

A:   The over-subscription privilege entitles you, if you fully exercise your subscription rights, to subscribe for additional shares of our common stock. Additional shares will be available to the extent that other shareholders do not fully exercise their subscription rights. We do not expect that all of our shareholders will exercise all of their subscription rights.

Q:   WHAT ARE THE LIMITATIONS ON THE OVER-SUBSCRIPTION PRIVILEGE?


A:   The number of shares available for over-subscription privileges will be the total shares offered in the rights offering, ____________, less the number of shares purchased upon exercise of subscription rights.

     There is no limit on the amount of common stock a shareholder may subscribe for pursuant to the over-subscription privilege. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who over-subscribed in the proportion that the number of shares of common stock purchased by each over-subscribing shareholder through the exercise of subscription rights bears to the total number of shares ordered by all subscribers. However, if your pro rata allocation exceeds the number of shares of common stock you requested, you will receive only the number of shares of common stock that you requested. The remaining shares of common stock from your pro rata allocation will be divided among other shareholders exercising their over-subscription privileges applying the same allocation method.



Q:   WHAT EFFECT DOES THE PUBLIC OFFERING HAVE ON ME?

A:   The concurrent public offering will result in the dilution of your ownership interest in Metropolitan Financial Corp. if you do not fully exercise your basic subscription rights.


Q:   ARE THERE ANY PURCHASE COMMITMENTS IN THE RIGHTS OFFERING?


A:   Robert M. Kaye, our Chief Executive Officer and Chairman, has advised the
Company that he will exercise his subscription rights in part in the amount of $7.0 million, or approximately 47% of Mr. Kaye's subscription rights.

Q:   HOW DO I EXERCISE MY SUBSCRIPTION RIGHTS?


A:   If you currently hold stock certificates for shares of our common stock, a subscription certificate is enclosed. You must properly complete and deliver the certificate to the subscription agent for the rights offering, Georgeson Shareholder Communications Inc., before 5:00 p.m., Eastern Time, on _____________, 2002. Your subscription certificate must be accompanied by proper payment for each share of common stock that you wish to purchase. If you hold your shares of our common stock through a bank, broker, dealer or other nominee, then your bank, broker, dealer or other nominee is the record holder of the shares you own. This record holder must exercise the rights on your behalf for shares you wish to purchase. You will not receive a subscription certificate. Please follow the instructions that you receive by mail from your bank, broker, dealer or other nominee.


Q: HOW LONG WILL THE RIGHTS OFFERING LAST?


A:   You will be able to exercise your subscription rights only for a limited period. IF THE SUBSCRIPTION AGENT FOR THE RIGHTS OFFERING, GEORGESON SHAREHOLDER COMMUNICATIONS INC., DOES NOT RECEIVE YOUR PAYMENT BEFORE 5:00 p.m., EASTERN TIME, ON _______________, 2002, YOUR SUBSCRIPTION RIGHTS WILL EXPIRE. If you currently hold your shares of our common stock through a bank, broker, dealer or other nominee, you will be required to submit your order through the bank, broker, dealer or other nominee within the time frame designated by it. We may, in our discretion, decide to extend the rights offering, but in no event will the expiration date be later than ________________ __, 2002.


Q:   IF I HAVE A QUESTION ABOUT THE COMPANY OR THE RIGHTS OFFERING, WHAT SHOULD
I DO?


A:   Call our information agent, Ryan, Beck, toll free at (888) 604-7226,
Monday through Friday, 9:00 a.m. to 1:00 p.m. Eastern Time.


Q:   IF I HAVE A QUESTION ABOUT COMPLETING MY SUBSCRIPTION CERTIFICATE AND
SUBMITTING A PAYMENT, WHAT SHOULD I DO?


A:   Call our subscription agent for the rights offering, Georgeson Shareholder
Communications Inc., toll free at (888) 388-2251, Monday through Friday, 9:00 a.m. to 5:00 p.m., Eastern Time.


Q:   AFTER I EXERCISE MY SUBSCRIPTION RIGHTS, CAN I CHANGE MY MIND?

A:   No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock at a price of $_______ per share.

Q:   MUST I PURCHASE STOCK IN THE RIGHTS OFFERING?

A:   No.

Q:   WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY SUBSCRIPTION RIGHTS?


A:   You will retain your current number of shares of our common stock and your ownership interest will be diluted.


Q:   CAN I SELL OR GIVE AWAY MY SUBSCRIPTION RIGHTS?


A:   No. Rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Stock Market's National Market.






Q:   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY SUBSCRIPTION
RIGHTS?


A:   The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

Q:   IS EXERCISING MY SUBSCRIPTION RIGHTS RISKY?

A:   The exercise of your subscription rights involves certain risks. Exercising your subscription rights means buying additional shares of our common stock, and you should carefully consider this investment as you would other investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 7.


THE PUBLIC OFFERING

Q:   WHY ARE WE ENGAGING IN A SEPARATE OFFERING TO THE PUBLIC?

     Concurrent with the rights offering, we are offering the shares not subscribed for in the rights offering to the public at the $_____ per share price. We are engaging in this separate offering in order to allow individuals who are not currently shareholders of the Company to participate in an offering of our shares of common stock.

Q:   HOW DO I PURCHASE SHARES OF COMMON STOCK IN THE PUBLIC OFFERING?

A:   In order to purchase shares of our common stock in the public offering, you must properly complete and deliver the order form accompanying this prospectus, together with payment in full of the aggregate price for shares that you intend to purchase, to the subscription agent for the public offering, Fifth Third Bank, before 5:00 p.m., Eastern Time, on ________, 2002. Your order form must be accompanied by proper payment for each share of common stock that you wish to purchase.

Q:   HOW MAY THE RIGHTS OFFERING AFFECT THE SIZE OF THE PUBLIC OFFERING?

A:   We intend to accept all over-subscriptions made in the rights offering before selling any shares of our common stock in the concurrent offering to the public. As a result, the rights offering will reduce the number of shares available for sale to the public.

Q:   WHAT WILL HAPPEN IF THE NUMBER OF SHARES SUBSCRIBED FOR IN THE PUBLIC
OFFERINGS EXCEEDS THE NUMBER OF SHARES AVAILABLE FOR SALE IN THE PUBLIC
OFFERING?

A:   If the number of shares of our common stock subscribed for in the public offering exceeds the number of shares available for sale in the public offering, then we will allocate the available shares of common stock among the subscribers in the proportion that the number of shares subscribed for by a subscriber bears to the total number of shares ordered by all public offering subscribers.

Q:   HOW LONG WILL THE PUBLIC OFFERING LAST?

A:   You will be able to purchase shares of our common stock only for a limited period of time. YOU WILL NOT BE ENTITLED TO PURCHASE SHARES OF OUR COMMON STOCK IF THE SUBSCRIPTION AGENT FOR THE PUBLIC OFFERING, FIFTH THIRD BANK, DOES NOT RECEIVE YOUR ORDER FORM AND PAYMENT BEFORE 5:00 P.M., EASTERN TIME, ON ______, 2002. We may, in our discretion, decide to extend the concurrent public offering, but in no event will we extend the offering beyond _________, 2002.

Q:   IF I HAVE A QUESTION ABOUT THE COMPANY OR THE PUBLIC OFFERING, WHAT SHOULD
I DO?

A:   Call our information agent, Ryan, Beck, toll free at (888) 604-7226, Monday through Friday, 9:00 a.m. to 1:00 p.m. Eastern Time.

Q:   IF I HAVE A QUESTION ABOUT COMPLETING MY ORDER FORM OR SUBMITTING A
PAYMENT, WHAT SHOULD I DO?

A:   Call our subscription agent for the public offering, Fifth Third Bank, toll free at (800) 837-2755, Monday through Friday, 8:00 a.m. to 5:00 p.m., Eastern Time.

Q:   AFTER I SUBMIT MY ORDER FORM AND PAYMENT, CAN I CHANGE MY MIND?

A:   No. Once you send in your order form and payment you cannot revoke your order to purchase shares of our common stock. You should not complete your order form and forward payment unless you are certain that you wish to purchase shares of common stock at a price of $____ per share.

Q:   IS PURCHASING SHARES OF OUR COMMON STOCK IN THE PUBLIC OFFERING RISKY?

A:   The purchase of shares of our common stock involves certain risks. You should carefully consider this investment as you would other investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 7.

                                  RISK FACTORS

         An investment in shares of our common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating us, our business and the offerings before you exercise your subscription rights or purchase shares of our common stock being offered by this prospectus.

                  RISKS RELATED TO METROPOLITAN BANK'S BUSINESS

OUR AGREEMENTS WITH REGULATORS IMPOSE OPERATING REQUIREMENTS ON US AND METROPOLITAN BANK, WHICH, IF VIOLATED, COULD RESULT IN ADDITIONAL SANCTIONS THAT WOULD BE DETRIMENTAL TO US AND YOUR INVESTMENT.


         The Company entered into a supervisory agreement with the OTS on July 26, 2001, requiring the Company to adopt a plan for raising capital. In addition, Metropolitan Bank entered into a separate supervisory agreement with the OTS and the ODFI on July 26, 2001, requiring Metropolitan Bank to take a number of affirmative actions, such as increasing its risk-based capital ratio, attaining compliance with approved interest rate and credit risk policy requirements, limiting growth and reducing fixed assets. If the Company or Metropolitan Bank is unable to comply with the terms and conditions of the supervisory agreements, the OTS and the ODFI could take additional regulatory action, including the issuance of a cease and desist order requiring further corrective action such as raising additional capital, obtaining additional or new management, requiring the sale of assets and a reduction in the overall size of the Company, imposing operating restrictions on Metropolitan Bank and restricting dividends from Metropolitan Bank to the Company. These additional restrictions could make it impossible to service existing debt of the Company and could adversely impact the value of our common stock.



THE COMPANY AND METROPOLITAN BANK HAVE RECENTLY REVISED THEIR CAPITAL PLANS AND THE REGULATORS MAY NOT APPROVE THE CAPITAL PLANS AS REVISED.

         The Company and Metropolitan Bank each initially submitted a Capital Improvement and Risk Reduction Plan to regulators on September 28, 2001. In response to comments received from our regulators, the Company and Metropolitan Bank subsequently amended their Capital Plans and resubmitted them on November 1, 2001. To reflect changes in this offering and revisions to the Company's forecast, the Company and Metropolitan Bank refiled their plans again on December 26, 2001. Under the supervisory agreements, the regulators have 30 days to review the Capital Improvement and Risk Reduction Plans and object or request additional information. There can be no assurance that the regulators will approve (or not object to) the amended Capital Improvement and Risk Reduction Plans.

         In the event that the Capital Improvement and Risk Reduction Plans are not approved (or are objected to) by the regulators, the OTS and ODFI could take additional regulatory corrective action, including the issuance of a cease and desist or temporary cease and desist orders requiring further corrective action such as raising additional capital, obtaining additional or new management, requiring the sale of assets and a reduction in the overall size of the Company, imposing operating restrictions on Metropolitan Bank and restricting dividends from Metropolitan Bank to the Company as well as the issuance of civil money penalties. These additional restrictions could make it impossible to service existing debt of the Company and could adversely impact the value of our common stock.



EVEN IF THE COMPANY RAISES $13.0 MILLION IN THE OFFERINGS, METROPOLITAN BANK MAY NOT ACHIEVE WELL-CAPITALIZED STATUS FOR ITS RISK-BASED CAPITAL.

        In order for Metropolitan Bank to satisfy the requirements for a well-capitalized institution, the Company must raise at least $13.0 million in the rights offering and concurrent public offering and contribute approximately $8.0 million to Metropolitan Bank. In addition, Metropolitan Bank will need to come close to achieving the following forecasts for the period October 1, 2001 through March 31, 2002: a reduction of its risk-based assets by approximately $48.9 million, an increase in its capital through generation of net income of approximately $1.3 million and a level of disallowed mortgage servicing rights of no more than $100,000. If there is an overall shortfall in the forecasted levels, there is a risk that the $13.0 million of capital raised will be inadequate for Metropolitan Bank to meet the well-capitalized level for its risk-based capital.


ROBERT M. KAYE CONTROLS THE COMPANY AND METROPOLITAN BANK AND HIS INTERESTS COULD BE DIFFERENT THAN YOUR INTERESTS.


         Robert M. Kaye, our Chief Executive Officer and Chairman, currently owns approximately 75% of our common stock. Mr. Kaye intends to purchase common stock in the rights offering in an amount equal to $7.0 million. If Mr. Kaye purchases that amount, upon completion of the offerings, he will own approximately ___% of the outstanding shares of our common stock assuming $13.0 million of shares are sold in the offerings and approximately __% of the outstanding shares of our common stock assuming $20.0 million of shares are sold. Under either circumstance, Mr. Kaye will continue to have control of our Company. He will continue to be able to elect or remove all of our directors and determine the outcome of any issue submitted to a vote of the shareholders, such as:


         -        Approval of mergers or other business combinations;

         - Issuance of any additional shares of common stock or other equity securities; and

         - Issuance of any debt other than in the ordinary course of business.

         Mr. Kaye's ability to reject an unsolicited bid to acquire the Company or Metropolitan Bank or any other change in control could have an adverse effect on the market price of our shares of common stock.

METROPOLITAN BANK'S CONCENTRATION OF LOANS SECURED BY COMMERCIAL REAL ESTATE AND BUSINESS LOANS INCREASES THE POSSIBILITY OF LOAN LOSSES.


         We may incur significant losses because approximately 13.9% of Metropolitan Bank's loans are secured by commercial real estate and approximately 10.9% of Metropolitan Bank's loans are business loans secured by a variety of types of collateral. Although generally secured, commercial real estate and commercial business loans have a higher risk of loss than residential real estate loans. Significant losses on commercial real estate and commercial business loans are possible because the repayment of these loans typically depends upon the successful operation of commercial enterprises. Competitive pressures, economic cycles, changes in technology and similar factors may negatively impact the cash flows of the commercial enterprises and their ability to repay their loans. As a result, there is an increased possibility that we may suffer additional delinquencies and ultimately loan losses.

A DETERIORATION OF OUR CURRENT NONPERFORMING LOANS OR AN INCREASE IN THE NUMBER OF OUR NONPERFORMING LOANS MAY HAVE AN ADVERSE IMPACT ON OUR NET INCOME.


         If loans that are currently nonperforming further deteriorate or loans that are currently performing become nonperforming loans, we may need to increase our allowance for loan losses. Such an increase would have a negative impact on net income and earnings per share. The increased provision for loan losses in the second quarter, 2001, was a significant factor in the loss recorded in the second quarter and year-to-date, September 30, 2001. As of September 30, 2001, we had an allowance for loan losses of $17.2 million. However, since the determination of the allowance for loan losses is based on estimates, which may change over time, there can be no absolute assurance that the current allowance will be adequate to cover all losses related to loans currently in the loan portfolio. In addition, the OTS and ODFI could require that we increase our allowance for loan losses.


A DECLINE IN REAL ESTATE VALUES, PARTICULARLY IN OHIO OR CALIFORNIA, COULD REDUCE METROPOLITAN BANK'S INCOME.


         The value of Metropolitan Bank's real estate collateral could be adversely affected by downturns in the real estate markets where it conducts its business. A decline in real estate values, particularly in Ohio or California, would reduce the value of the real estate collateral securing Metropolitan Bank's loans and increase the risk that Metropolitan Bank would incur losses if borrowers defaulted on their loans. At September 30, 2001, real estate secured approximately 77.3% of Metropolitan Bank's loans. At September 30, 2001, properties located in Ohio and California secured approximately 61.0% and 13.0%, respectively, of the principal amount of Metropolitan Bank's real estate loans.


THE ABILITY OF THE COMPANY TO PREDICT THE EFFECT OF RISING AND DECLINING INTEREST RATES ON ITS BUSINESS IS LIMITED.

         The Company is subject to the risk of fluctuations in net interest income due to changes in interest rates. Because of Metropolitan Bank's emphasis on construction, commercial business and consumer loans, many of which are prime-based assets that react very quickly to changes in interest rates, standard interest rate models have not been successful in predicting the Company's exposure to interest rate risk. Based on the combination of changes in short-term interest rates, changes in the shape and slope of the yield curve and the effect of local market conditions, the Company has had limited success in predicting the effect of rising and falling rates on its business.




REGULATORY RESTRICTIONS ON BANK DIVIDENDS COULD LIMIT THE AMOUNTS METROPOLITAN BANK MAY PAY TO US AND OUR ABILITY TO MAKE PAYMENTS ON OUR DEBT.


         As a holding company, we conduct our operations mainly through our subsidiaries. Other than our investing and financing activities, our principal source of cash is dividends Metropolitan Bank pays to us. If Metropolitan Bank is unable to pay dividends to us, we may be unable to make interest or principal payments on our debt resulting in a default of one or more of our obligations. Various regulatory provisions could restrict the amount of dividends Metropolitan Bank can pay to us. For example, Metropolitan Bank operates with lower capital ratios than most other banks and, as a result, faces a higher risk of falling below regulatory capital requirements. If Metropolitan Bank becomes undercapitalized, Metropolitan Bank will have to comply with increased restrictions on the payment of dividends and may lose its ability to pay dividends. If Metropolitan Bank were prohibited from paying dividends to us, based on liquid assets available at December 31, 2001, we would be able to continue to pay existing holding company obligations for approximately two months by using the cash restricted for payments on the 9-5/8% Notes to pay the interest on those Notes. If we also deferred the payment of interest on our trust preferred securities, we would be able to continue to pay existing holding company obligations for approximately four months. Both of these projections do not include any of the proceeds to be received from the offerings.

GROWTH RESTRICTIONS MAY ADVERSELY IMPACT OUR ABILITY TO INCREASE PROFITS.


         Under its agreement with regulators, Metropolitan Bank has agreed to limit its asset size to no more than its asset size at March 31, 2001. At September 30, 2001, Metropolitan Bank's total assets were approximately $123.0 million less than at March 31, 2001. Therefore, future growth under the supervisory agreements is limited to $123.0 million as of that date. In addition, pursuant to its supervisory agreements, Metropolitan Bank has agreed to maintain its capital levels at the well-capitalized levels, which may further limit its growth. Because we generate the majority of our revenue from interest we earn on our assets, restricting growth may adversely affect our ability to increase our revenue and may therefore adversely impact our ability to increase profits.

AN INVESTMENT IN OUR COMMON STOCK MAY RESULT IN A LOWER RATE OF RETURN THAN OTHER COMPANIES IN OUR INDUSTRY SINCE OUR FINANCIAL PERFORMANCE DURING 2000 AND THE FIRST NINE MONTHS OF 2001 HAS BEEN BELOW INDUSTRY AVERAGES.


         Our financial performance as measured by return on assets and return on equity is lower than the average for our geographic peers and lower than the national average for our peers. The market is sensitive to these measures and other measures such as the price to earnings ratio. If our earnings continue to be lower than our peers, the market could continue to discount the value of our stock relative to companies with better performance ratios.

FURTHER DECLINES IN INTEREST RATES COULD RESULT IN FASTER PREPAYMENTS OF LOANS SERVICED AND NEGATIVELY IMPACT THE VALUE OF METROPOLITAN BANK'S LOAN SERVICING RIGHTS AND ITS NET INCOME.

         Declines in long-term interest rates generally result in increases in prepayments of fixed rate loans. Increased prepayments of loans we service result in increased amortization of loan servicing rights. Increased prepayments of loans in the economy in general result in reductions in the market value of loan servicing rights due to shorter estimated lives. The valuation of loan servicing rights utilizes a number of estimates of future performance which make the determination of market values an inherently subjective process. If the market value of loan servicing rights goes below our book value, we will record additional allowances for impairment of those assets which will reduce earnings.

         Declines in short-term interest rates can also result in declines in the market value of loan servicing rights and, consequently, impairment. This is because a portion of the value of loan servicing rights is derived from the ability to invest idle cash generated. As short-term interest rates decline, the value of holding idle cash declines and negatively impacts the market value of the loan servicing rights.


METROPOLITAN BANK MAY HAVE TO PAY HIGHER THAN LOCAL MARKET RATES FOR BROKERED OR OUT OF STATE DEPOSITS IF LIQUIDITY NEEDS ARISE SINCE IT PRESENTLY HAS NO ABILITY TO BORROW FROM THE FEDERAL HOME LOAN BANK DUE TO A COLLATERAL SHORTAGE.

The Federal Home Loan Bank lends to Metropolitan Bank based on collateral pledged including a blanket pledge of one- to four-family loans, a blanket pledge of multifamily loans, the pledge of specific residential mortgage-backed securities and the pledge of Metropolitan Bank's stock in the Federal Home Loan Bank. From time to time the value of this collateral will change due to changes in interest rates which affect the market value of securities, principal payments on loans, reclassification of loans to held for sale or a change in the institution's delinquency rate for a category of pledged loans. In August 2001, based on Metropolitan Bank's financial condition as of March 31, 2001, the Federal Home Loan Bank increased the ratio of collateral to funds loaned creating a collateral shortage of $12.0 million. Since that time Metropolitan Bank has pledged additional collateral, reclassified additional loans as held for sale and experienced significant payoffs of loans. As of January 2, 2002, the collateral shortage has decreased to $3.5 million.

As a result, until this collateral shortage is resolved, the Federal Home Loan Bank is no longer a source of liquidity. Further declines in Metropolitan Bank's financial condition could result in additional collateral shortages. If a liquidity shortage arises, Metropolitan Bank may have to pay higher than local market rates to generate funds from brokered or out of state deposits to meet its liquidity needs.

METROPOLITAN BANK IS DEPENDENT ON LARGE TIME DEPOSITS AND BROKERED FUNDS WHICH TEND TO BE MORE RATE SENSITIVE THAN OTHER DEPOSITS.

         Metropolitan Bank as of September 30, 2001 had $285.7 million of its deposits in the form of certificates of deposit of $100,000 and over. Metropolitan Bank has also accepted out-of-state time deposits from individuals and entities, predominantly credit unions. At September 30, 2001, these individuals and entities held approximately $40.1 million of our deposits, of which $7.9 million are included in the $100,000 and over deposits above. In addition, at September 30, 2001, brokered deposits totaled $100.9 million. The total of all certificates of deposit from brokers, out-of-state sources, and other certificates of deposit over $100,000 was $317.9 million at September 30, 2001, or 28.4% of total deposits. Until Metropolitan Bank achieves well-capitalized status, its ability to issue and hold brokered deposits is subject to FDIC approval. Metropolitan Bank has received FDIC approval to continue to take brokered deposits until December 31, 2002. The approval limits brokered deposits to 12% of assets and can be withdrawn by the FDIC. In the event that the financial position of Metropolitan Bank deteriorates, it is possible that Metropolitan Bank would be required to pay a premium over market prices for brokered deposits and jumbo certificates of deposit.

METROPOLITAN BANK HAS GENERATED NEGATIVE CASH FLOWS FROM OPERATIONS IN THE YEAR 2000.
         Metropolitan Bank during 2000 generated negative cash flows from operations of $58.4 million. This was caused primarily by the fact that we originated more loans held for sale than were sold or securitized during the same period as a result of significant increases in loan origination volume during the period of declining interest rates in 2000. The majority of Metropolitan Bank's residential mortgage origination and purchases are sold into the secondary market. The increased residential mortgage origination volume resulting from decreasing interest rates has caused the increase in loans held for sale.


FAILURE TO MAINTAIN COMPLIANCE WITH METROPOLITAN BANK'S BOARD OF DIRECTORS' INTEREST RATE RISK POLICY COULD INCREASE EARNINGS VOLATILITY FOR THE BANK.


         The Board of Directors of Metropolitan Bank approved certain limits in its interest rate risk policy on April 30, 2001. The risk of not maintaining compliance with the interest rate risk policy limits is that the earnings of Metropolitan Bank may be impacted to a greater degree by changes in interest rates.


                 RISKS RELATED TO OUR SHARES OF COMMON STOCK

OUR HISTORY OF NOT PAYING DIVIDENDS ON OUR SHARES OF COMMON STOCK MAY ADVERSELY IMPACT THE MARKET VALUE OF OUR SHARES OF COMMON STOCK.

         The market may value our shares of common stock at a lower price than the common stock of a similar company with a history of paying cash dividends. Dividend yield is one of a number of factors that can affect the market price of a stock. We have not historically paid any cash dividends on our shares of common stock. Currently, we have no plans to pay cash dividends on our common stock. In addition, we have entered into various agreements that limit or prohibit our ability to pay cash dividends on our common stock.


THE CONCURRENT OFFERING TO THE PUBLIC WILL REDUCE, AND FUTURE COMMON STOCK OFFERINGS MAY REDUCE, YOUR PERCENTAGE OWNERSHIP IN OUR COMPANY.

         Our current shareholders who do not fully exercise their basic subscription rights will experience dilution in their percentage ownership of our outstanding common stock as a result of the concurrent offering to the public. In addition, if we conduct additional offerings of shares of common stock in the future, you may experience dilution in your percentage ownership of our outstanding common stock. The requirement in the supervisory agreement that Metropolitan Bank maintain its core and risk based capital ratios at the "well capitalized" level may increase the need for future common stock offerings.



THE PRICE OF THE SHARES OFFERED BY THIS PROSPECTUS IS NOT NECESSARILY AN INDICATION OF THE VALUE OF OUR COMPANY.

         The price of shares offered for sale by this prospectus was set by our Board of Directors after considering relevant factors, including market conditions. The price does not necessarily bear any relationship to the assets, book value or shareholders' equity or any other established criteria of value. You should not consider the price as an indication of our present or future value. After the date of this prospectus, our shares of common stock may trade at prices above or below the offering price.

THE PRICE OF OUR COMMON STOCK MAY DECLINE BEFORE OR AFTER THE OFFERINGS EXPIRE.

         We cannot assure you that the trading price of our common stock will not decline after you elect to participate in the offerings. Moreover, we cannot assure you that following the offerings you will be able to sell your shares of common stock at a price equal to or greater than the $_____ price in the offerings. Until shares are delivered after the expiration of the offerings, you may not be able to sell the shares of our common stock that you purchase in the offerings. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the offerings.

YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES OF COMMON STOCK BECAUSE OF THE LIMITED TRADING VOLUME FOR OUR SHARES OF COMMON STOCK.


         Because approximately 75% of our shares of common stock is owned by Mr. Kaye, the trading volume of the shares of common stock has been less active than many other companies listed on The Nasdaq Stock Market's National Market. After the offerings, Mr. Kaye will own approximately ___% of the total outstanding shares of our common stock assuming that $13.0 million of shares of common stock are sold and approximately ___% assuming that $20.0 million of shares of common stock are sold. A public market having the desired characteristics of depth, liquidity and orderliness depends upon the presence of willing buyers and sellers of the common stock in the marketplace. In turn, the presence of buyers and sellers depends, among other things, on the individual decisions of investors and upon general economic and market conditions over which we have no control.





                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are subject to assumptions, risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "likely," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

     -    changes in interest rates;

     - continued weakening in the economy and other factors that would materially impact credit quality trends, real estate lending and the ability of Metropolitan Bank to generate loans;


     - the level of success achieved by the Company in the rights offering and concurrent public offering described in this prospectus;


     - business and other factors affecting the economic outlook of individual borrowers of Metropolitan Bank and their ability to repay loans as agreed;

     - the ability of the Company and Metropolitan Bank to timely meet their obligations under their respective supervisory agreements;


     - the status of the relevant markets in which the Company and Metropolitan Bank may sell various assets;


     - increase in the dollar amount of nonperforming loans held by Metropolitan Bank;

     - increased competition which raises rates paid on demand and time deposits offered by Metropolitan Bank;

     - adverse developments in material collection and other lawsuits involving Metropolitan Bank;

     - delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses;


     - changes in law imposing new legal obligations or restrictions or unfavorable resolution of litigation;

     - the ability of Metropolitan Bank to continue to use the Federal Home Loan Bank as a source of liquidity;

     -    changes in accounting, tax, or regulatory practices or requirements;
          and

     - failure of the regulators to approve the Capital Improvement and Risk Reduction Plans, as amended.


         Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements.

                                 USE OF PROCEEDS


         We will not proceed with the offerings unless we receive gross proceeds of at least $13.0 million. The maximum gross proceeds will be $20.0 million. The fees and expenses related to the offerings including the fees payable to Ryan, Beck as described in "Plan of Distribution," are estimated to be $0.9 million if $13.0 million of shares are sold in the offerings and $1.3 million if $20.0 million of shares are sold in the offerings. We expect to use the net proceeds from the offerings as follows:

          - First, $2.0 million will be used to repay in full a loan made by Robert M. Kaye to the Company, which loan is evidenced by a promissory note dated December 28, 2001. The promissory note in favor of Mr. Kaye matures on the earlier of the closing of the offerings or March 31, 2002, and bears no interest. $1.0 million of the loan made by Mr. Kaye to the Company was used by the Company to make a scheduled principal payment on the Company's commercial bank loan on December 28, 2001. The commercial bank loan required that a principal payment be made by December 31, 2001 and bears an interest rate of the commercial prime rate which was 4.75% as of December 31, 2001. The remaining amount of the loan made by Mr. Kaye to the Company, approximately $1.0 million, will be used by the Company to pay dividends to the holders of Metropolitan's trust preferred securities.

          - Second, $2.0 million will be retained by the Company to pay dividends on its trust preferred securities, interest on its 9 5/8% subordinated debentures and make interest payments on its loan with a commercial bank.

          - Third, the remaining amount will be contributed to Metropolitan Bank in order to improve Metropolitan Bank's capital position. Metropolitan Bank will use the funds for general corporate purposes, including increasing investments in interest-earning assets or reducing interest-bearing liabilities.

                                 CAPITALIZATION


         The following table sets forth our consolidated capitalization as of September 30, 2001, as adjusted to give effect to the completion of the offerings of the shares of common stock, including the application of the net proceeds as proposed. All figures are unaudited.



                                                                          SEPTEMBER 30, 2001
                                                            ----------------------------------------------
                                                                             AS ADJUSTED      AS ADJUSTED
                                                                              FOR TOTAL        FOR TOTAL
                                                                               MINIMUM          MAXIMUM
                                                              ACTUAL        ($13 MILLION)    ($20 MILLION)
                                                            -----------     ------------     -------------
                                                                         (DOLLARS IN THOUSANDS)

Deposits ..............................................     $ 1,118,987       $ 1,118,987     $ 1,118,987

Borrowings:
Federal Home Loan Bank advances .......................         280,048           280,048         280,048
9.625% subordinated notes maturing January 1, 2005 ....          13,985            13,985          13,985
Commercial bank note payable ..........................           6,000             5,000           5,000
Repurchase Agreements .................................          41,000            41,000          41,000
                                                            -----------       -----------     -----------
     Total borrowings .................................         341,033           340,033         340,033
                                                            -----------       -----------     -----------
     Total deposits and borrowings ....................     $ 1,460,020       $ 1,459,020     $ 1,459,020
                                                            ===========       ===========     ===========
Guaranteed preferred beneficial interests in the
  company's junior subordinated debentures ............     $    43,750       $    43,750     $    43,750

Shareholders' equity:
Shares of common stock, no par value, 30,000,000 shares
  authorized, 8,120,677 shares issued and outstanding at
  September 30, 2001, ______ as adjusted ..............      $       --       $        --     $        --
Additional paid-in-capital ............................          20,954            33,009          39,659
Retained earnings .....................................          27,705            27,705          27,705
Accumulated other comprehensive loss ..................          (2,795)           (2,795)         (2,795)
                                                            -----------       -----------     -----------
     Total shareholders' equity .......................     $    45,864       $    57,919     $    64,569
                                                            ===========       ===========     ===========

         The following table sets forth Metropolitan Bank's capital ratios as of September 30, 2001, as adjusted to give effect to the completion of the offerings of the shares of common stock, including the application of the net proceeds as proposed.

                                                                          SEPTEMBER 30, 2001
                                                            ----------------------------------------------
                                                                             AS ADJUSTED      AS ADJUSTED
                                                                              FOR TOTAL        FOR TOTAL
                                                                               MINIMUM          MAXIMUM
                                                              ACTUAL        ($13 MILLION)    ($20 MILLION)
                                                            -----------     -------------    -------------
                                                                         (DOLLARS IN THOUSANDS)
Tangible capital
     Amount ...........................................     $   103,788      $   111,788      $  118,788
     Percentage .......................................            6.59%            7.10%           7.54%
Core Capital
     Amount ...........................................     $   103,788      $   111,788      $  118,788
     Percentage .......................................            6.59%            7.10%           7.54%
Risk-based Capital
     Amount ...........................................     $   114,553      $   122,553      $  129,553
     Percentage .......................................            9.12%            9.76%(a)       10.31%(b)
Tier 1 Capital to Risk-adjusted Assets
     Amount ...........................................     $   103,788      $   111,788      $  118,788
     Percentage .......................................            8.26%            8.90%           9.45%


(a) If $13.0 million of shares are sold in the offerings, $8.0 million will be contributed to Metropolitan Bank. This $8.0 million capital contribution, by itself, will not cause Metropolitan Bank's Tier 1 Capital to Risk-adjusted Assets ratio to exceed the 10.0% required under the supervisory agreement.

However, Metropolitan Bank's plan to reach this 10.0% Tier 1 Capital to Risk-adjusted Assets ratio in the first quarter, 2002, includes, in addition to the $8.0 million capital contribution, the following additional actions:


         - Reduction in risk-based assets of $48.9 million between September 30, 2001 and March 31, 2002;

         - Realization of $1.3 million of net income from October 1, 2001 through March 31, 2002; and

         - Limiting the impact of disallowance of mortgage servicing rights to $100,000 between October 1, 2001 and March 31, 2002.


(b) If $20.0 million of shares are sold in the offerings, approximately $14.7 million will be contributed to Metropolitan Bank. This $14.7 million capital contribution will cause Metropolitan Bank's Tier 1 Capital to Risk-adjusted ratio to exceed the 10.0% required under the supervisory agreement.



See "Regulatory Capital Requirements" for a discussion of current capital requirements and see "Risk Factors -- Our Agreements with Regulators Impose Operating Requirements on Us and Metropolitan Bank, Which, If Violated, Could Result in Additional Sanctions that Would Be Detrimental to Us and Your Investment" and "Risk Factors--The Company and Metropolitan Bank Have Recently Revised Their Capital Plans and the Regulators May Not Approve of the Capital Plans as Revised".

                             SELECTED FINANCIAL DATA


         The following tables represent selected financial information which you should read together with the consolidated financial statements and related notes found in the quarterly report for the Company for the period ended September 30, 2001 and the annual report for the Company for the year ended December 31, 2001. The following should also be read in connection with the Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus.

                                          NINE MONTHS ENDED
                                             SEPTEMBER 30,                                   YEAR ENDED DECEMBER 31,
                                     --------------------------- -------------------------------------------------------------------
                                        2001           2000          2000         1999          1998          1997         1996 (1)
                                     ------------- ------------- --------------------------- ---------------------------------------
SELECTED FINANCIAL CONDITION DATA:                                       (DOLLARS IN THOUSANDS)

Total assets ......................  $1,578,222    $1,669,106    $1,695,279    $1,608,119    $1,363,434      $924,985     $769,076
Loans receivable, net .............   1,035,861     1,210,865     1,235,441     1,183,954     1,018,271       693,655      637,493
Loans held for sale ...............     126,578        61,521        51,382         6,718        15,017        14,230        8,973
Mortgage-backed securities ........     177,711       209,112       195,829       255,727       198,295       143,167       56,672
Securities ........................      62,183        51,983        54,786        51,708        35,660         6,446       13,173
Intangible assets .................       2,572         2,264         2,602         2,461         2,724         2,987        3,239
Loan servicing rights .............      24,170        19,640        20,597        10,374        13,412         9,224        8,051
Deposits ..........................   1,118,987     1,164,955     1,146,267     1,136,630     1,051,357       737,782      622,105
Borrowings ........................     341,033       389,834       426,079       360,396       215,486       135,870      101,874
Preferred securities(2) ...........      43,750        43,750        43,750        43,750        27,750             -            -
Shareholders' equity ..............      45,864        46,140        49,459        44,868        42,644        36,661       30,244

SELECTED OPERATIONS DATA:
Total interest income .............     $89,854       $94,453      $127,787      $111,921       $85,728       $69,346      $54,452
Total interest expense ............      64,189        65,112        88,673        73,644        53,784        41,703       33,116
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Net interest income ...............      25,665        29,341        39,114        38,277        31,944        27,643       21,336
Provision for loan losses .........       5,350         4,850         6,350         6,310         2,650         2,340        1,636
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Net interest income after provision
for
   Loan losses ....................      20,315        24,491        32,764        31,967        29,294        25,303       19,700
Loan servicing income, net ........      (1,466)          861         1,148         1,358           788         1,293        1,204
Net gain on sale of loans and
securities ........................       7,171         2,486         3,573         1,781         3,523           580          336
Other noninterest income ..........       5,660         3,401         4,834         4,016         3,006         2,268        2,233
Noninterest expense ...............      34,829        29,086        40,160        32,591        25,523        20,149       20,839
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Income before income taxes
  and extraordinary item ..........      (3,149)        2,153         2,159         6,531        11,088         9,295        2,634
Income tax (expense) benefit ......       1,186          (700)         (662)       (2,020)       (4,049)       (3,492)      (1,095)

Extraordinary item(3) .............           -             -             -             -          (245)             -            -
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Net income (loss) .................     $(1,963)       $1,453        $1,497        $4,511        $6,794        $5,803       $1,539
                                     ==========    ==========    ==========    ==========    ==========    ==========   ==========

(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance Fund.
(2) Consists of 9.50% preferred securities sold during the second quarter of 1999 by Metropolitan Capital Trust II and 8.60% preferred securities sold during the second quarter of 1998 by Metropolitan Capital Trust I.
(3) The extraordinary item represents expenses associated with the early retirement of the outstanding 10% subordinated notes.

                                            NINE MONTHS ENDED SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                            -------------------------------    ----------------------------------------
                                               2001                 2000          2000           1999           1998
                                            ----------           ----------    ----------     ----------     ----------
   PER SHARE DATA, RESTATED FOR
     STOCK SPLITS:
   Basic net income (loss) per share              $(0.24)          $0.18          $0.19          $0.57          $0.88
   Diluted net income (loss) per share             (0.24)           0.18           0.19           0.57           0.87
   Book value per share                             5.65            5.70           6.11           5.56           5.50
   Tangible book value per share                    5.33            5.42           5.79           5.26           5.15

   PERFORMANCE RATIOS:(2)
   Return on average assets                        (0.16)%          0.12%          0.09%          0.30%          0.64%
   Return on average equity                        (5.50)           4.34           3.30          10.09          17.16
   Interest rate spread                             1.98            2.31           2.31           2.52           2.90
   Net interest margin                              2.22            2.53           2.56           2.73           3.16
   Average interest-earning assets to
      average interest-bearing                    103.77          102.98         103.09         103.73         104.96
      liabilities
   Noninterest expense to average assets            2.79            2.38           2.45           2.17           2.39
   Efficiency ratio(3)                             97.84           81.34          83.21          71.05          64.45

   ASSET QUALITY RATIOS:(2)(4)
   Nonperforming loans to total loans               2.27%           0.75%          1.15%          0.79%          1.23%
   Nonperforming assets to total assets             1.90            0.83           1.12           0.91           1.34
   Allowance for losses on loans to
      total loans                                   1.46            1.03           1.07           0.92           0.66
   Allowance for losses on loans to
      nonperforming total loans                    65.21          138.63          94.65         117.52          54.44
   Net charge-offs to average loans                 0.22            0.29           0.27           0.19           0.16

   CAPITAL RATIOS:
   Shareholders' equity to total assets             2.91%           2.76%          2.92%          2.79%          3.13%
   Average shareholders' equity to
      average assets                                2.86            2.74           2.77           2.97           3.70
   Tier 1 capital to total assets(5)                6.59            6.41           6.31           6.57           6.27
   Tier 1 capital to risk-weighted assets(5)        8.26            8.62           8.45           8.58           7.85


   OTHER DATA:
   Loans serviced for others (000s)           $2,195,995      $1,852,253     $1,937,499     $1,653,065     $1,496,347
   Number of full service offices                     24              22             23             20             17
   Number of loan production offices                  10              10             10              8              5


                                               YEAR ENDED DECEMBER 31,
                                              -------------------------
                                                  1997        1996(1)
                                              ----------     ----------

   PER SHARE DATA, RESTATED FOR
     STOCK SPLITS:
   Basic net income per share                      $0.75          $0.22
   Diluted net income per share                     0.75           0.22
   Book value per share                             4.73           3.90
   Tangible book value per share                    4.34           3.48

   PERFORMANCE RATIOS:(2)
   Return on average assets                         0.69%          0.23%
   Return on average equity                        17.58           5.75
   Interest rate spread                             3.20           3.07
   Net interest margin                              3.48           3.34
   Average interest-earning assets to
      average interest-bearing                    105.30         105.39
      liabilities
   Noninterest expense to average assets            2.40           3.08
   Efficiency ratio(3)                             62.75          82.57

   ASSET QUALITY RATIOS:(2)(4)
   Nonperforming loans to total loans               0.44%          0.80%
   Nonperforming assets to total assets             0.56           0.70
   Allowance for losses on loans to
      total loans                                   0.79           0.64
   Allowance for losses on loans to
      nonperforming total loans                   178.60          80.38
   Net charge-offs to average loans                 0.13           0.04

   CAPITAL RATIOS:
   Shareholders' equity to total assets             3.96%          3.93%
   Average shareholders' equity to
      average assets                                3.94           3.96
   Tier 1 capital to total assets(5)                5.47           5.58
   Tier 1 capital to risk-weighted assets(5)        7.75           7.87


   OTHER DATA:
   Loans serviced for others (000s)           $1,190,815     $1,102,514
   Number of full service offices                     15             14
   Number of loan production offices                   4              5


(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance Fund. All per share data and performance ratios include the effect of this assessment.

(2)  Ratios are annualized where appropriate for comparison purposes.

(3) Equals noninterest expense less amortization of intangible assets divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).
(4) Ratios are calculated on end of period balances except net charge-offs to average loans.
(5)  Ratios are for Metropolitan Bank only.

                         SUMMARY OF RECENT DEVELOPMENTS

         You should read the following information together with more detailed information contained in our Consolidated Financial Statements and related notes, and the Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus. We have derived this information from unaudited consolidated financial statements, and it includes all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods. Results for the two and eleven-month periods ended November 30, 2001 may not be indicative of our operations for any other period.

         You should read the following information with the data in the table below.

         - Performance ratios for the two and eleven months ended November 30, 2001 and 2000 are based on average daily balances and are annualized where appropriate.

         - The efficiency ratio equals non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income less gains (losses) on sales of securities.

         -        Capital ratios are for Metropolitan Bank only.



                                                                          AT               AT              AT
                                                                     NOV. 30, 2001   SEPT. 30, 2001   DEC. 31, 2000
                                                                     -------------   --------------   -------------
                                                                                   (IN THOUSANDS)

FINANCIAL CONDITION DATA:

Total assets..................................................        $1,591,959       $1,578,222       $1,695,279
Total loans receivable........................................         1,021,546        1,035,861        1,235,441
Loans held for sale...........................................           134,752          126,578           51,382
Fixed assets held for sale....................................             8,293               --               --
Mortgage-backed securities....................................           170,998          177,711          195,829
Deposits......................................................         1,128,522        1,118,987        1,146,267
Borrowings....................................................           339,897          341,033          426,079
Trust Preferred Securities....................................            43,750           43,750           43,750
Shareholders' equity..........................................            44,452           45,864           49,459


                                                                        FOR THE TWO MONTHS ENDED NOVEMBER 30,
                                                                             2001                  2000
                                                                             ----                  ----
                                                                                   (IN THOUSANDS)
SELECTED RESULTS OF OPERATIONS:

Interest income.................................................           $17,054                 $22,188
Interest expense................................................            11,973                  15,559
Net interest income.............................................             5,081                   6,629
Provision for loan losses.......................................               770                   1,000
Gain on sale of loans and securities............................             1,483                     583
Loan servicing income, (loss) net...............................            (2,109)                    237
Other noninterest income........................................             1,441                     776
Noninterest expense.............................................             7,800                   7,012
Income tax expense (benefit)....................................            (1,040)                    340
                                                                           --------                --------
Net income (loss)...............................................           $(1,634)                $  (127)
                                                                           ========                ========

                                                                      FOR THE ELEVEN MONTHS ENDED NOVEMBER 30,
                                                                           2001                   2000
                                                                           ----                   ----
                                                                                   (IN THOUSANDS)
SELECTED RESULTS OF OPERATIONS:

Interest income.................................................         $106,908                $116,641
Interest expense................................................           76,192                  80,671
Net interest income.............................................           30,746                  35,970
Provision for loan losses.......................................            6,120                   5,850
Gain on sale of loans and securities............................            8,654                   3,069
Loan servicing income, (loss) net...............................           (3,575)                  1,098
Other noninterest income........................................            7,101                   4,177
Noninterest expense.............................................           42,629                  36,098
Income tax expense (benefit)....................................           (2,226)                  1,040
                                                                          --------               ---------
Net income (loss)...............................................          $(3,597)               $  1,326
                                                                          ========               =========



                                                                                AS OF OR FOR THE TWO MONTHS
                                                                                      ENDED NOVEMBER 30,
                                                                                 2001                   2000
                                                                                 ----                   ----
PER SHARE DATA:
Basic and diluted net income (loss) per share...................               $  (0.20)              $  (0.02)
Book value per share............................................                   5.47                   5.67
Tangible book value per share...................................                   5.16                   5.36

OTHER DATA:
Return on average assets........................................                  (0.63%)                (0.05%)
Return on average equity........................................                 (21.60)                 (1.66)
Net interest margin   ..........................................                   2.14                   2.56
Efficiency ratio................................................                 132.28                  84.72




                                                                               AS OF OR FOR THE ELEVEN MONTHS
                                                                                     ENDED NOVEMBER 30,
                                                                                 2001                  2000
                                                                                 ----                  ----
PER SHARE DATA:
Basic and diluted net income (loss) per share...................               $  (0.44)              $  0.16
Book value per share............................................                   5.47                  5.67
Tangible book value per share...................................                   5.16                  5.36

OTHER DATA:
Return on average assets........................................                  (0.24)%                0.09%
Return on average equity........................................                  (8.36)                 3.21
Net interest margin   ..........................................                   2.20                  2.54
Efficiency ratio                                                                 102.76                 81.96


                                                                     AS OF OR              AS OF OR            AS OF OR
                                                                      FOR THE               FOR THE             FOR THE
                                                                  ELEVEN MONTHS          NINE MONTHS          YEAR ENDED
                                                                   NOV. 30, 2001        SEPT. 30, 2001       DEC. 31, 2000
                                                                   -------------        --------------       -------------
OTHER DATA:
Nonperforming loans to total loans..............................        2.36%               2.27%                 1.15%
Allowance for losses on loans to total loans....................        1.51                1.46                  1.07
Net charge-offs to average loans................................        0.24                0.22                  0.27
Tier 1 capital to total assets..................................        6.47                6.59                  6.31
Tier 1 capital to risk-weighted assets..........................        8.22                8.26                  8.45
Risk-based capital..............................................        9.11                9.12                  9.35



         Net income (loss). We lost $1.6 million for the two months ended November 30, 2001, an increase of $1.5 million in the loss amount from the same period in 2000. The decrease in net income was primarily due to a decrease in net interest income and a decline in loan servicing income, net. For the eleven month period ended November 30, 2001, we had a loss of $3.6 million as compared to net income of $1.3 million for the prior year period. The decrease in net income was due to a reduction in net interest income, an increase in the provision for loan losses, a decline in loan servicing net income and greater noninterest expenses.


         Interest income. Total interest income decreased $5.1 million in the two month period ended November 30, 2001 as compared to the prior year period. The decrease in interest income resulted primarily from a decrease in the yield on interest-earning assets related to a general decline in interest rates in 2001 compared to 2000. It was also affected by a decrease in the average interest-earning assets from the prior year period.

         Total interest income decreased $9.7 million in the eleven month period ended November 30, 2001 as compared to the prior year period. The decrease in interest income resulted primarily from a decrease in the yield on interest-earning assets.


         Interest expense. Total interest expense decreased $3.6 million in the two month period ended November 30, 2001 as compared to the prior year period. Interest expense decreased due to a lower average balance of interest-bearing liabilities outstanding and a declining cost of funds from 6.25% to 5.16% as compared to the prior year period. Total interest expense decreased $4.5 million in the eleven month period ended November 30, 2001 as compared to the prior year period. Interest expense decreased due to a lower cost of funds compared to the prior year period.


         Provision for loan losses. The provision for loan losses decreased $230,000 for the two months ended November 30, 2001 as compared to the same period in 2000 and increased $270,000 for the eleven months ended November 30, 2001 as compared to the prior year period. Management increased the provision for loan losses during 2001, primarily during the second quarter, based on increased risk of loss due to a weakening in the economy, increased non-performing loans, and problems noted with specific borrowers.

         Non-interest Income. Non-interest income decreased $0.8 million for the two months ended November 30, 2001 as compared to the period same period in 2000. This decrease was comprised of a $0.9 million increase in gains on sales of loans and securities, a $2.3 million decrease in loan servicing income, net and a $0.7 million increase in other non-interest income. Both the decrease in loan servicing income, net and the increase in gain on sales of loans and securities were due to a high volume of residential refinance activity due to lower interest rates in 2001 and 2000. The refinance activity impacted loan service income, net through increased amortization due to payoffs and through accelerated prepayment assumptions used to value remaining servicing rights. For the two months ended November 30, 2001 we recorded $1.2 million of impairment of loan servicing rights. The most important factor influencing the valuation of servicing rights is the level of interest rates. If rates continue to fall impairment is likely to remain or increase. If rates increase it is likely that impairment will decrease. Long-term interest rates in general, and specifically fixed-rate mortgages, were significantly higher at December 31, 2001 than they were in November 2001. Therefore, management anticipates a reduction in the impairment of loan servicing rights in December 2001.



         Non-interest income increased $3.9 million for the eleven months ended November 30, 2001 as compared to the prior year period. This increase was comprised of a $5.6 million increase in gain on sale of loans and securities, a $4.7 million decrease in loan servicing rights, net and a $2.9 million increase in other non-interest income. For the year-to-date period also, falling interest rates resulting in high residential refinance activity increased the gain on sale of loans and securities and decreased loan servicing income, net.

         Non-interest Expense. Non-interest expenses increased $0.8 million for the two months ended November 30, 2001 as compared to the prior year period and $6.5 million for the eleven months ended November 30, 2001 as compared to the first eleven months of 2000. Both increases were primarily due to increases in personnel expenses, occupancy costs, and technology costs related to the computer conversion undertaken in 2000. These increases relate to the growth of Metropolitan Bank's business, including the introduction of online banking and bill payment products.


          Income tax expense. Income tax expense decreased $1.4 million for the two months ended November 30, 2001 as compared to the prior year period and $3.3 million for the first eleven months of 2001 as compared to the same period in 2000. The decrease was due to the net loss recorded for the two month and year-to-date periods ended November 30, 2001.

          At November 30, 2001, Metropolitan Bank's risk-based capital was $10.7 million less than the requirement for a well-capitalized institution. Pursuant to the rights offering and concurrent offering to the public, the Company could raise $20.0 million. If such amount is raised, approximately $14.7 million will be contributed to Metropolitan Bank. Therefore, the rights offering and the concurrent offering to the public, if successful, will satisfy the capital requirements of the supervisory agreements. If the Company raises at least $13.0 million in capital, Metropolitan Bank could reach well-capitalized status by achieving its forecasts for reducing the level of risk-based assets by $48.9 million, generating net income of $2.9 million from December 2001 through March, 2002 and limiting the level of disallowance of servicing rights to $100,000. However, if the Company is not successful in completing the offerings, management's plan to reach the 10% risk based capital level may, subject to negotiations with regulators, include a plan to sell up to $8.3 million of fixed assets, $134.8 million of loans and convert $43.4 million of fed funds and bank deposit accounts into zero risk weighted assets. The loans that management would sell are classified as held for sale at November 30, 2001. The fixed assets management would sell are classified as held for sale at November 30, 2001 and are currently being marketed. Management believes these fixed assets will be sold at a gain or break even and therefore are not impaired. If management were forced to sell loans in order to meet the 10% risk based capital requirement, it would likely experience a decline in interest income and net income as a result.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following is the Management's Discussion and Analysis of Financial Condition and Results of Operations from the Company's quarterly report for the three and nine month periods ended September 30, 2001. The quarterly report for the Company for the period ended September 30, 2001 and the annual report for the Company for the year ended December 31, 2000 contain consolidated financial statements and related notes that should be read in connection with the following discussion.

OVERVIEW

The reported results of Metropolitan primarily reflect the operations of Metropolitan Bank and the financing activities of the Company. Our results of operations are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Like most financial institutions, the primary contributor to our income is net interest income, the difference between the interest we earn on interest-earning assets, such as loans and securities, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Our operations are also affected by noninterest income, such as loan servicing fees, servicing charges on deposit accounts, and gains or losses on the sales of loans and securities. Our principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, and general and administrative expenses.

As a result of the performance of the Company, on July 26, 2001, the Company entered into a supervisory agreement with the OTS, which requires us to prepare and adopt a plan for raising capital that uses sources other than increased debt or which requires additional dividends from Metropolitan Bank. Additionally, the Bank entered into a separate supervisory agreement with the OTS and the ODFI on July 26, 2001. We, as well as Metropolitan Bank, are working to comply with all of the provisions of the supervisory agreements.


RESULTS OF OPERATIONS

Net Income. Net income increased $239,000 to $538,000 for the third quarter, 2001 as compared to net income of $299,000 for the third quarter, 2000. Noninterest income increased $2.2 million for the three months ended September 30, 2001 over the same period in the prior year. The provision for loan losses decreased to $1.2 million for the three months ended September 30, 2001 compared to $1.8 million from the same period in the prior year. For the three months ended September 30, 2001, net interest income decreased $1.5 million and noninterest expense increased $1.2 million compared to the same period in the prior year. Noninterest expense amounted to $11.1 million for the quarter ended September 30, 2001 from $9.9 million for the same quarter in the prior year.

Net income for the nine-month period ended September 30, 2001 decreased $3.4 million to a net loss of $2.0 million as compared to net income of $1.4 million for the first nine months of 2000. Noninterest income increased $4.6 million for the nine months ended September 30, 2001 over the same period in the prior year. The provision for loan losses for the nine months ended September 30, 2001 increased $0.5 million from the same period in the prior year. For the nine months ended September 30, 2001, net interest income decreased $3.7 million and noninterest expense increased $5.7 million compared to the same period in the prior year. Noninterest expense amounted to $34.8 million for the nine-month period ended September 30, 2001 from $29.1 million from the same period in the prior year.

The loss for the first nine months of 2001 was primarily due to compression of the interest rate spread, costs associated with a computer conversion, an increased provision for loan losses, provisions for real estate owned, and compensation and occupancy expenses relating to new facilities opened during 2000 and 2001. Management increased the provision for loss on loans due to a weakening in the economy, increased nonperforming loans, and problems with specific borrowers. Interest rate compression is the concept that as rates fall closer to zero, the lower rates (typically liability rates) will begin to fall a proportional distance to zero rather than by the same absolute magnitude that the higher rate assets yields typically decline.

Our net interest margin decreased 26 and 31 basis points to 2.18% and 2.22%, respectively, for the three and nine-month periods ended September 30, 2001, respectively, as compared to 2.44% and 2.53%, respectively, for the comparable periods in 2000. Short-term interest rates rose modestly from January 2000 to May 2000 then remained stable through November 2000. Metropolitan has historically paid deposit rates in the top quartile of financial institutions in our market place and continues to do so. Our rate setting is based more on our competition as opposed to our current financial condition. The root cause of our margin compression has been that our prime based assets have repriced much faster than our liabilities, and we have experienced a higher prepayment in our loan portfolios caused by the lower interest rate environment. Loan rates declined steadily from December 2000 through September 2001 with the prime-lending rate falling from 9.50% to 6.00%. The most immediate impact of these rate changes in our earning assets comes from loans which reprice based on the prime-lending rate. In addition, loans without prepayment penalties refinance more rapidly during periods where interest rates are declining. In contrast, many of our interest-bearing liabilities are fixed rate instruments with maturities of three to sixty months. As a result, the rates experienced during 2000 which were stable but higher than the previous two years caused liability costs during the first half of 2001 to be higher than the first half of 2000 even though asset yields declined during that same period due to the rapid repricing of prime rate based loans and higher levels of refinancing of fixed-rate loans.

Interest Income. Total interest income for the quarter ended September 30, 2001 totaled $28.1 million, a decrease of 14.7% from the third quarter of 2000. Total interest income for the nine months ended September 30, 2001 totaled $89.9 million, a decrease of 4.9% from $94.5 million for the same period in 2000. These results were primarily the effect of declining yields on interest-earning assets from 8.36% to 7.52% in the three-month period ended September 30, 2001 and from 8.15% to 7.79% in the nine-month period ended September 30, 2001. Decreases in average earning assets compared to the same periods in the prior year also contributed to the decline in interest income. The decline in the yield on earning assets for the three and nine-months ended September 30, 2001 compared to the same periods in the prior year was primarily due to declines in the level of short term interest rates from 2000 to 2001. An increase in the level of nonperforming loans during the first nine months of 2001 also contributed to the decrease in interest income.

Interest Expense. Total interest expense decreased 14.6% and 1.4%, respectively, to $20.0 million and $64.2 million, respectively, for the three and nine-month periods ended September 30, 2001 from $23.4 million and $65.1 million, respectively, for the same periods in 2000. Interest expense for the quarter ending September 30, 2001 decreased generally due to a lower average balance of interest-bearing liabilities outstanding and a lower cost of funds as opposed to the prior year quarter. Similarly, the slightly lower interest expense experienced in the first nine months of 2001 as compared to the prior year period was due more to a lower balance of interest-bearing liabilities outstanding and was less affected by the decreased cost of funds. The average balance of interest-bearing deposits decreased $102.7 million and $13.8 million, respectively, or 6.7% and 0.9%, respectively, for the three and nine-month periods ended September 30, 2001 as compared to the same periods in 2000. Average borrowings decreased $53.4 million and $3.9 million, or 13.3% and a 1.0%, respectively, for the three and nine-month periods ended September 30, 2001 as compared to the same periods in 2000. Metropolitan's cost of funds decreased to 5.52% for the third quarter, 2001 as compared to 6.10% for the third quarter, 2000. Similarly, for the nine-month period ended September 30, 2001, the cost of funds decreased slightly to 5.81% as compared to 5.84% for the first nine months of 2000. In the nine-month periods ended September 30, 2001, a slightly higher cost paid on deposits was offset by a lower cost paid on borrowings.

Average Balances and Yields. The following tables present the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccruing loans are considered in average loan balances. The average balances of mortgage-backed securities and securities are presented at historical cost.

                                                             Three Months Ended September 30,
                                       ----------------------------------------------------------------------------------------
                                                            2001                                          2000
                                       ----------------------------------------    --------------------------------------------
                                                                   (Dollars in thousands)
                                         Average                                      Average
                                         Balance           Interest       Rate        Balance            Interest       Rate
                                         -------           --------       ----        -------            --------       ----
Interest-earning assets:
Loans receivable                        $1,209,578          $23,604       7.81%     $ 1,289,134           $28,063       8.71%
Mortgage-backed securities                 191,381            3,195       6.68%         217,280             3,693       6.80%
Other                                      100,645            1,350       5.49%          74,107             1,249       6.74%
                                       -----------          -------                 -----------           -------
Total interest-earning assets            1,501,604           28,149       7.52%       1,580,521            33,005       8.36%
                                                            -------                                       -------
Noninterest-bearing assets                 112,778                                       91,543
                                       -----------                                  -----------
Total assets                            $1,614,382                                  $ 1,672,064
                                       ===========                                  ===========

Interest-bearing liabilities:
Deposits                                $1,045,759           13,387       5.08%      $1,095,091            15,899        5.78%
Borrowings                                 348,014            5,609       6.39%         401,399             6,740        6.68%
Junior Subordinated Debentures              43,750              998       9.13%          43,750               998        9.13%
                                       -----------         --------                 -----------           -------
Total interest-bearing liabilities       1,437,523           19,994       5.52%       1,540,240            23,637        6.10%
                                                           --------       ----                            -------        ----
Noninterest-bearing liabilities            130,513                                       86,502
Shareholders' equity                        46,346                                       45,322
                                       -----------                                  -----------
Total liabilities and
  shareholders' equity                  $1,614,382                                   $1,672,064
                                        ==========                                   ==========
Net interest income before
  capitalized interest                                        8,155                                         9,368
                                                           --------                                       -------
Interest rate spread                                                      2.00%                                          2.26%
                                                                          ====                                           ====
Net interest margin                                                       2.18%                                          2.44%
Interest expense capitalized                                     18                                           256
                                                           --------                                       -------
Net interest income                                        $  8,173                                        $9,624
                                                           ========                                       =======
Average interest-earning
  assets to average
  interest-bearing
  liabilities                               104.46%                                      102.62%

                                                                      Nine Months Ended September 30,
                                       ----------------------------------------------------------------------------------------
                                                            2001                                          2000
                                       ----------------------------------------    --------------------------------------------
                                                                   (Dollars in thousands)
                                               Average                                      Average
                                               Balance           Interest       Rate        Balance            Interest       Rate
                                               -------           --------       ----        -------            --------       ----
Interest-earning assets:
Loans receivable                              $1,256,129          $75,944        8.06%     $1,245,516           $78,975        8.45%
Mortgage-backed securities                       196,951            9,970        6.75%        226,570            11,801        6.94%
Other                                             89,095            3,940        6.32%         72,624             3,677        6.75%
                                             -----------          -------                  ----------           -------
Total interest-earning assets                  1,542,175           89,854        7.79%      1,544,710            94,453        8.15%
                                                                  -------                                       -------
Noninterest-bearing assets                       119,877                                       84,340
                                              ----------                                   ----------
Total assets                                  $1,662,052                                   $1,629,050
                                              ==========                                   ==========

Interest-bearing liabilities:
Deposits                                      $1,055,952           43,187       5.47%      $1,065,853            43,605        5.46%
Borrowings                                       386,500           18,364       6.35%         390,383            19,049        6.52%
Junior Subordinated Debentures                    43,750            2,995       9.13%          43,750             2,995        9.13%
                                              ----------          -------                  ----------           -------
Total interest-bearing liabilities             1,486,202           64,546       5.81%       1,499,986            65,649        5.84%
                                                                  -------       ----                            -------        ----
Noninterest-bearing liabilities                  128,296                                       84,417
Shareholders' equity                              47,554                                       44,647
                                              ----------                                   ----------
Total liabilities and
  shareholders' equity                        $1,662,052                                   $1,629,050
                                              ==========                                   ==========
Net interest income before
  capitalized interest                                             25,308                                        28,804
                                                                  -------                                       -------
Interest rate spread                                                             1.98%                                         2.31%
                                                                                 ====                                          ====
Net interest margin                                                              2.22%                                         2.53%
Interest expense capitalized                                          357                                           537
                                                                  -------                                       -------
Net interest income                                               $25,665                                       $29,341
                                                                  =======                                       =======
Average interest-earning
  assets to average
  interest-bearing
  liabilities                                    103.77%                                       102.98%



Rate and Volume Variances. Net interest income is affected by changes in the level of interest-earning assets and interest-bearing liabilities and changes in yields earned on assets and rates paid on liabilities. The following table sets forth, for the periods indicated, a summary of the changes in interest earned and interest paid resulting from changes in average asset and liability balances and changes in average rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.


                                            Three Months Ended September 30,
                                                         2001 vs. 2000
                                                      Increase (Decrease)
                                            ------------------------------------
                                                          Change         Change
                                             Total        Due to         Due to
                                            Change        Volume         Rate
                                            -------       -------       -------
                                                        (In thousands)
INTEREST INCOME ON:
  Loans receivable                          $(4,459)      $(1,665)      $(2,794)
  Mortgage-backed securities                   (498)         (433)          (65)
  Other                                         101           211          (110)
                                            -------       -------       -------
    Total interest income                    (4,856)      $(1,887)      $(2,969)
                                            -------       =======       =======
INTEREST EXPENSE ON:
  Deposits                                  $(2,512)      $  (706)      $(1,806)
  Borrowings                                 (1,131)         (885)         (246)
  Junior Subordinated Debentures               --            --            --
                                            -------       -------       -------
    Total interest expense                   (3,643)      $(1,591)      $(2,052)
                                                          =======       =======
  Interest expense capitalized                 (238)
                                            -------
Decrease in net interest income             $(1,451)
                                            =======

                                                Nine Months Ended September 30,
                                                         2001 vs. 2000
                                                      Increase (Decrease)
                                            ------------------------------------
                                                          Change         Change
                                             Total        Due to         Due to
                                            Change        Volume         Rate
                                            -------       -------       -------
                                                        (In thousands)

INTEREST INCOME ON:
  Loans receivable                          $(3,031)      $   680       $(3,711)
  Mortgage-backed securities                 (1,831)       (1,507)         (324)
  Other                                         263           365          (102)
                                            -------       -------       -------
    Total interest income                    (4,599)      $  (462)      $(4,137)
                                            -------       =======       =======
INTEREST EXPENSE ON:
  Deposits                                  $  (418)      $  (448)      $    30
  Borrowings                                   (685)         (193)         (492)
  Junior Subordinated Debentures               --            --            --
                                            -------       -------       -------
    Total interest expense                   (1,103)      $  (641)      $  (462)
                                                          =======       =======
  Interest expense capitalized                 (180)
                                            -------
Decrease in net interest income             $(3,676)
                                            =======

Provision for Loan Losses. The provision for loan losses decreased to $1.2 million and increased to $5.4 million, respectively, for the three and nine-month periods, respectively, ended September 30, 2001 as compared to $1.8 million and $4.9 million, respectively, for the same periods in 2000. Management increased the provision for loan losses during the second quarter of 2001 as compared to 2000 based on increased risk of loss due to a weakening in the economy, increased nonperforming loans, and problems noted with specific borrowers. As a result, the allowance for losses on loans at September 30, 2001 was $17.2 million or 1.46% of total loans, as compared to $14.0 million, or 1.07% of total loans at December 31, 2000.

Noninterest Income. Total noninterest income increased 87.7% to $4.6 million for the three month period ended September 30, 2001 as compared to $2.5 million for the third quarter, 2000 and increased $4.6 million, or 68.4%, to $11.4 million for the first nine months of 2001 as compared to $6.7 million for the first nine months of 2000.

Gain on sale of loans was $3.1 million in the three-month period ended September 30, 2001, as compared to $0.9 million during the same period in 2000. For the nine-month period ended September 30, 2001, gain on sale of loans was $5.5 million as compared to $1.9 million for the prior year period. The primary reason for the increase in the third quarter and first nine months of 2001 compared with the same periods in 2000 was a decrease in interest rates in 2001 which has caused an increase in refinance activity resulting in increased origination volumes and, therefore, an increase in loans available to sell. The proceeds from sales of residential loans held for sale in the first nine months of 2001 were $235.1 million as compared to $88.2 million in the same period in 2000. Proceeds from the sale of multifamily and commercial real estate loans were $86.0 million for the first nine months of 2001 as compared to $74.3 million for the same period in 2000.

There were losses from net loan servicing of $683,000 and $1.5 million in the three and nine-month periods ended September 30, 2001 as compared to income of $313,000 and $861,000, respectively, for the same periods in 2000. The primary reason for the decreased income was the increased amortization of servicing rights due to an increase in paid off loans in 2001 compared to the prior year. The portfolio of loans serviced for others increased to $2.2 billion at September 30, 2001 as compared to $1.9 billion at December 31, 2000. Origination of loan servicing offset payoffs and the amortization of existing loans serviced.

Service charges on deposit accounts increased to $499,000 in the three-month period ended September 30, 2001 compared to $392,000 for the same period in 2000 and increased to $1.4 million for the nine months ended September 30, 2001 as compared to $1.0 million for the same period in the prior year. The reasons for the increases were the overall growth in the number of checking accounts and increases in deposit fees in 2001 as compared to prior year periods.

Gains on sale of securities were $0.1 million and $1.6 million, respectively, for the three and nine-month periods ended September 30, 2001 as compared to $0.2 million and $0.6 million, respectively, for the same periods in 2000. The gains in the first nine months of 2001 were the result of the sales of loans originated, securitized, and sold by Metropolitan to FreddieMac. The gains in the first nine months of 2000 were the result of the sale of FannieMae securities which were part of the 1999 multifamily securitization and FreddieMac securities comprised of residential loans. The higher level of gains in 2001 was due primarily to higher loan origination volume than in 2000.

Other noninterest income increased to $1.6 million and $4.3 million, respectively, in the three and nine-month periods ended September 30, 2001 compared to $0.7 million and $2.4 million, respectively, for the same periods in the previous year. These increases were primarily due to increased trust fee income and increased rental income from the new corporate headquarters building in the first nine months of 2001.

Noninterest Expense. Total noninterest expense increased to $11.1 million and $34.8 million, respectively, in the three and nine-month periods ended September 30, 2001 as compared to $9.9 million and $29.1 million, respectively, for the same periods in 2000.

Personnel related expenses increased $0.6 million and $2.7 million, respectively, in the three and nine-month periods ended September 30, 2001 as compared to the same periods in 2000. These increases were primarily a result of increased staffing levels to support expanded activities such as new retail sales offices locations, new mortgage origination offices and temporary employees used to transition to a new computer system.

Occupancy costs increased $498,000 and $1.4 million, respectively, in the three and nine-month periods ended September 30, 2001, over the same periods in 2000. This increase was generally the result of occupancy costs for the new corporate headquarters, three additional retail sales offices and six residential mortgage origination offices.

Data processing expense increased $148,000 and $403,000, respectively, in the three and nine-month periods ended September 30, 2001 as compared to the same periods in 2000. The primary reason for the increase was greater costs incurred for data processing following the systems conversion in September, 2000.

Marketing expense decreased $99,000 and $218,000, respectively, in the three and nine-month periods ended September 30, 2001 compared to the same periods in the prior year. During the second quarter of 2000, we incurred costs for a checking account promotion and promotion of a new retail sales office. Marketing costs in 2001 were limited to more routine activities.

State franchise taxes decreased $263,000 and $299,000, respectively, in the three and nine-month periods ended September 30, 2001 as compared to the same periods in 2000. The primary reason for the decrease was a refinement of the allocation of taxes among the various states where we do business for the current year.

Other operating expenses, which include miscellaneous general and administrative costs such as loan servicing, loan processing costs, business development, check processing, ATM expenses, and expenses pertaining to real estate owned and professional expenses, increased $0.3 million and $1.8 million, respectively, for the three and nine-month periods ended September 30, 2001 as compared to the same periods in 2000. These increases were generally the result of increases in expenses pertaining to real estate owned, professional services, and increased business activities.

Provision for Income Taxes. Income tax expense decreased $83,000 for the three months ended September 30, 2001 as compared to the prior year period and $1.9 million for the first nine months of 2001 as compared to the same period in 2000. The primary reason for the decrease in the provision was due to the decline of pretax income and the reduction of the effective tax rate for 2001.


ASSET QUALITY

We undertake detailed reviews of the loan portfolio regularly to identify potential problem loans or trends early and to provide for adequate estimates of probable losses. In performing these reviews, management considers, among other things, current economic conditions, portfolio characteristics, delinquency trends, and historical loss experiences. We normally consider loans to be nonperforming when payments are 90 days or more past due or when the loan review analysis indicates that repossession of the collateral may be necessary to satisfy the loan. In addition, a loan is considered impaired when, in management's opinion, it is probable that the borrower will be unable to meet the contractual terms of the loan. When loans are classified as nonperforming, we assess the collectibility of the unpaid interest. Interest determined to be uncollectible is reversed from interest income. Future interest income is recorded only if the loan principal and interest due is considered collectible and is less than the estimated fair value of the underlying collateral.

The table below provides information concerning Metropolitan's nonperforming assets and the allowance for losses on loans as of the dates indicated. All loans classified by management as impaired were also classified as nonperforming.

                                                   September 30,      December 31,
                                                        2001              2000
                                                        ----              ----
                                                      (Dollars in thousands)
Nonaccrual loans                                    $   26,317       $    8,305
Loans past due greater than
  90 days or impaired, still accruing                       65            6,434
                                                    ----------       ----------
Total nonperforming loans                               26,382           14,739
Real estate owned                                        3,542            4,262
                                                    ----------       ----------
Total nonperforming assets                          $   29,924       $   19,001
                                                    ==========       ==========
Allowance for losses on loans                       $   17,204       $   13,951
                                                    ==========       ==========

Nonperforming loans to total loans                        2.27%            1.15%
Nonperforming assets to total assets                      1.90%            1.12%
Net charge-offs to average loans(1)                       0.22%            0.27%
Provision for loan losses to average loans(1)             0.57%            0.51%
Allowance for losses on loans to total
  nonperforming loans at end of period                   65.21%           94.65%
Allowance for losses on loans to
  total loans at end of period                            1.46%            1.07%

(1) Annualized for comparative purposes.

Nonperforming loans at September 30, 2001 increased $11.6 million to $26.4 million as compared to $14.7 million at December 31, 2000. Real estate owned decreased $0.7 million over the same period. On March 26, 2001, based on financial projections provided by the borrowers on March 12, 2001, $14.7 million of business loans to several entities affiliated with each other were put on nonaccrual and calculated to be impaired in the amount of $3.5 million. These loans are business loans secured by junior liens on several nursing homes and assisted living centers. The borrowers did not make any payments on these loans during the first quarter of 2001. The estimate of the impairment was the result of comparing the book value of the loans to the present value of cash flows expected to be received based on the most likely workout scenario. In May, 2001, the borrowers began making interest payments on these loans. These loans were brought current as of September 30, 2001 through payments by the borrowers and a reduction in the rates charged on these loans. However, due to the continuing weakness of the borrowers, these loans are still considered impaired and nonperforming at September 30, 2001. Management determined the amount of the impairment of these loans to be $3.2 million as of September 30, 2001. As a result of the impairment, management has recorded a specific reserve of $3.2 million. Management will charge off these balances when it becomes clear that the borrowers have exhausted all possible efforts to improve the value of the underlying collateral through enhancement of the businesses' operating performance or the possibility of the borrowers obtaining alternate sources of financing.

The previously discussed $14.7 million of business loans that became nonperforming in the first quarter, 2001 are the primary reason for the decline of the asset quality ratios from year-end 2000. In spite of this deterioration, net charge-offs declined from the prior year period.

The provision for loan losses decreased for the three-month period ended September 30, 2001 as compared to the same period in 2000 and increased for the nine-month period ended September 30, 2001 as compared to the prior year period. The increased provision for loan losses during the second quarter of 2001 compared to the prior year was based on increased risk of loss due to a weakening in the economy, increased nonperforming loans, and problems noted with specific borrowers.

In addition to the nonperforming assets included in the table above, we identify potential problem loans which are still performing but have a weakness which causes us to classify those loans as substandard for regulatory purposes. There was $3.7 million of loans in this category at September 30, 2001, compared to $4.7 million of such loans at December 31, 2000.


FINANCIAL CONDITION

Total assets amounted to $1.578 billion at September 30, 2001, as compared to $1.695 billion at December 31, 2000, a decrease of $117 million. The decrease in assets was concentrated in loans and was partially offset by increases in cash and interest bearing deposits, securities, and premises and equipment. Under the supervisory agreement, we have committed that quarter end assets for the Bank will not exceed $1.702 billion during the term of the agreement.

Securities available for sale increased $7.7 million to $47.0 million at September 30, 2001 as compared to $39.3 million at December 31, 2000. The primary reason for the increase was the purchase of $9.5 million of U.S. agency notes.

Loans receivable, net decreased $199.6 million, or 16.2%, to $1.04 billion at September 30, 2001 from $1.24 billion at December 31, 2000. This decrease was due to loan sales, paydowns, and transfers to loans held for sale in the first nine months of 2001. Decreases experienced in particular loan categories were $80.3 million in commercial real estate loans, $57.2 million in one- to four-family loans, and $55.2 million in multifamily loans and modest decreases in other loan categories. These decreases were partially offset by a $28.5 million increase in construction loans.

Loans held for sale increased $75.2 million to $126.6 million at September 30, 2001 from $51.4 million at December 31, 2000. The primary reasons for the increase are the large volume of residential loan originations in the third quarter of 2001 and transfers from loans receivable, net of $75.6 million. Transfers to loans held for sale related to Metropolitan Bank's ongoing attempt to meet the Board directed requirements to get to a "well capitalized" status and to meet certain interest rate risk goals. Loans held for sale consists of one- to four- family, multifamily, and commercial loans. One- to four-family loans are placed in this category based on the type of loan and the marketability of the loan. In regards to multifamily and commercial loans, loans are selected for this category after reviewing current loan production and determining the impact of a potential sale on risk-based capital and interest rate risk.

Federal Home Loan Bank stock decreased $4.0 million to $16.7 million at September 30, 2001 as compared to the December 31, 2000 balance. The reason for the decrease was the redemption of $5.0 million of stock during the second quarter. Metropolitan Bank was no longer required to hold the stock due to paydowns on Federal Home Loan Bank advances.

Real estate owned decreased $0.7 million, or 16.9%, to $3.5 million at September 30, 2001. The primary reason for the decrease was the $0.7 million provision for loss on real estate owned for the nine month period ended September 30, 2001. While certain properties were priced for sale at prices consistent with subject appraisals, a lack of qualified offers over an extended period of time caused Metropolitan Bank to reassess their market values, resulting in the $0.7 million provision.

Premises and equipment, net increased $4.3 million to $70.7 million at September 30, 2001. This increase was the result of costs associated with the completion of the new headquarters. Otherwise, we do not anticipate opening any new retail locations during the next twelve months.

Total deposits were $1.119 billion at September 30, 2001, a decrease of $27.3 million from the balance of $1.146 billion at December 31, 2000. The decrease resulted principally from decreased certificates of deposit balances of $69.0 million and passbook and statement savings of $19.9 million, which were partially offset by an increase of $57.6 million of interest-bearing checking accounts. During the first nine months of 2001 the bank increased the proportion of certificates of deposit due to mature more than one year in the future in order to reduce interest rate risk.

Borrowings decreased $85.0 million, or 20.0%, from December 31, 2000 to September 30, 2001. The decrease was the result of the paydown of Federal Home Loan Bank advances with the proceeds from asset sales.


LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The term "liquidity" refers to our ability to generate adequate amounts of cash for funding loan originations, loan purchases, deposit withdrawals, maturities of borrowings, and operating expenses. Our primary sources of internally generated funds are principal repayments and payoffs of loans, cash flows from operations, and proceeds from sales of assets. External sources of funds include increases in deposits and borrowings, and public or private securities offerings by Metropolitan.

The Company's primary sources of funds currently are dividends from the Bank, which are subject to restrictions imposed by federal bank regulatory agencies and debt and equity offerings. The Company's primary use of funds is for interest payments on its existing debt. At September 30, 2001, the Company, excluding the Bank, had cash and readily convertible investments of $0.9 million. At September 30, 2001, the Company held $0.2 million in liquid assets available to pay expenses and interest. This does not include $0.7 million the Company holds in liquid assets as a requirement of the subordinated notes due January 1, 2005.

Metropolitan Bank's liquidity ratio (average daily balance of liquid assets to average daily balance of net withdrawable accounts and short-term borrowings) for the quarter ending September 2001 was 9.54%. Historically, Metropolitan has maintained its liquidity close to 4.0% since the yield available on qualifying investments is lower than alternative uses of funds and is generally not at an attractive spread over incremental cost of funds. At September 30, 2001, Metropolitan Bank had approximately $31 million in cash, $30 million in U.S. Treasury securities and $9 million in Fannie Mae and Ginnie Mae mortgage-backed securities which were available to sell or to pledge to meet liquidity needs. In addition, Metropolitan Bank held a privately issued mortgage-backed security with a face value of $72 million which had been previously pledged to secure a commercial bank repurchase agreement and could be used for that purpose again.

While principal repayments and Federal Home Loan Bank advances had been fairly stable sources of funds, deposit flows and loan prepayments are greatly influenced by prevailing interest rates, economic conditions, and competition. Metropolitan regularly reviews cash flow needed to fund its operations and adjusts loan and deposit rates as needed to balance cash available with cash needs.

We had access to wholesale borrowings based on the availability of eligible collateral. The Federal Home Loan Bank makes funds available for housing finance based upon the blanket or specific pledge of certain one- to four-family and multifamily loans and various types of investment and mortgage-backed securities. Metropolitan Bank had borrowing capacity at the Federal Home Loan Bank under its blanket pledge agreement of approximately $256 million at September 30, 2001. Metropolitan Bank exceeded its borrowing capacity with an outstanding balance of $280 million at September 30, 2001. To remedy this situation, Metropolitan Bank has the ability to pledge additional assets including cash or mortgage backed securities. See the descriptions set forth under "Risk Factors" and "Summary of Recent Developments" beginning on pages 7 and 15, respectively.

At September 30, 2001, $285.7 million, or 25.5%, of Metropolitan's deposits were in the form of certificates of deposit of $100,000 and over. Metropolitan has also accepted out-of-state time deposits from individuals and entities, predominantly credit unions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. At September 30, 2001, approximately $40.1 million, or 3.6% of our deposits were held by these individuals and entities. Of these out-of-state time deposits, $7.9 million were also included in the $100,000 and over time deposits discussed above. During 2000, Metropolitan Bank received regulatory approval and began accepting brokered deposits. At September 30, 2001, brokered deposits totaled $100.9 million. The total of all certificates of deposits from brokers, out-of-state sources, and other certificates of deposit of $100,000 and over was $317.9 million at September 30, 2001, or 28.4%, of total deposits. The supervisory agreement requires that the Bank reduce its reliance on volatile funding sources, including but not limited to, brokered and out-of-state deposits. Brokered and out-of-state deposits have decreased from $177.0 million at December 31, 2000 to $141.0 million at September 30, 2001. The supervisory agreement does not call for a specific amount of reduction or a specific time frame in which to make the reduction. Since many of these depositors are not located near our retail sales offices and do not have other accounts, these deposits tend to be less stable and less likely to renew if our rates are not competitive with national rates. Our dependence on these wholesale types of deposits creates the risk that we might experience a liquidity shortage if we stopped issuing or renewing these types of certificates of deposit or that we would have to pay high rates to renew or replace these funds which would negatively impact our profitability. In order to minimize these risks, we monitor the maturity of these types of funds so their maturities are staggered. We also deal with several brokers and compare rates among them to be sure we are paying competitive rates. However, based on the Federal Home Loan Bank collateral requirements, the Bank may have to use brokered or out-of-state certificates of deposit for liquidity purposes. If a liquidity shortage occurs, we have the ability to generate additional liquidity beyond the cash and securities mentioned above by stopping the issuance of commitments to make new loans and selling some or all of the $126.6 million of loans we own that are classified as held for sale at September 30, 2001. Such a liquidation of loans held for sale could have a negative impact on net interest income. See "Risk Factor -- Metropolitan Bank Is Dependent on Large Time Deposits and Brokered Funds Which Tend to be More Rate-Sensitive Than Other Deposits".

The financial market makes funds available through reverse repurchase agreements by accepting various investment and mortgage-backed securities as collateral. Metropolitan Bank had borrowings through reverse repurchase agreements of $41.0 million at September 30, 2001.

Capital. The Office of Thrift Supervision ("OTS") imposes capital requirements on savings associations. Savings associations are required to meet three minimum capital standards: (i) a leverage requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. Such standards must be no less stringent than those applicable to national banks. In addition, the OTS is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis. The Bank's regulatory capital ratios at September 30, 2001 were in excess of the capital requirements specified by OTS regulations as shown by the following table:

                       TANGIBLE CAPITAL                    CORE CAPITAL               RISK-BASED CAPITAL
                       ----------------                    ------------               ------------------
                                                     (Dollars in thousands)
Capital amount
Actual                  $103,788      6.59%          $103,788         6.59%         $114,553        9.12%
Required                  23,624      1.50             62,997         4.00           100,485        8.00
                        --------      ----           --------         ----         ---------        ----
Excess                  $ 80,164      5.09%          $ 40,791         2.59%        $  14,068        1.12%
                        =========     ====           ========         ====         ==========       =====

It is Metropolitan Bank's goal, as well as required by Metropolitan Bank's supervisory agreement, to increase risk-based capital to reach the "well capitalized" risk-based capital level of 10.00% by March 31, 2002. Under the supervisory agreement, Metropolitan Bank submitted a revised plan for increasing capital to regulatory authorities on December 26, 2001. The following table summarizes Metropolitan Bank's status compared to the supervisory agreement requirements:

                                  Tangible Capital                    Core Capital                  Risk-Based Capital
                                  ----------------                    ------------                  ------------------
                                                                (Dollars in thousands)
Capital amount
Actual                              $103,788     6.59%           $ 103,788         6.59%           $ 114,553       9.12%
Required                              31,481     2.00               78,702         5.00              125,656      10.00
                                    --------     ----            ---------         ----            ---------      -----
Excess (Deficiency)                $  72,307     4.59%           $  25,086         1.59%           $ (11,103)     (0.88%)
                                    ========     ====            =========         ====             =========     ======

At September 30, 2001, Metropolitan Bank's risk-based capital was $11.1 million less than the requirement for a well-capitalized institution. Pursuant to the rights offering and concurrent offering to the public, the Company could raise $20.0 million. If such amount is raised, approximately $14.7 million will be contributed to Metropolitan Bank. Therefore, the rights offering and the concurrent offering to the public, if successful, will satisfy the capital requirements of the supervisory agreements. If the Company raises at least $13.0 million in capital, Metropolitan Bank could reach well-capitalized status by achieving its forecasts for reducing the level of risk-based assets, generating net income and limiting the level of impairment of servicing rights. See the information contained under the heading "Capital Requirements" and "Risk Factor--Even If the Company Raises $13.0 Million in the Offerings,
Metropolitan Bank May Not Achieve Well-Capitalized Status for its Risk Based Capital." However, if the Company is not successful in completing the offerings, management's plan to reach the 10.0% risk-based capital level may, subject to negotiations with regulators, include stopping the issuance of new loan commitments and selling selected assets, including some or all of the $126.6 million of loans classified as held for sale at September 30, 2001.

                                    BUSINESS

GENERAL

     The Company is a savings and loan holding company that was incorporated in 1972. We are engaged in the principal business of originating and purchasing mortgage and other loans through our wholly-owned subsidiary, Metropolitan Bank. Metropolitan Bank is an Ohio chartered stock savings association established in 1958. We obtain funds for lending and other investment activities primarily from savings deposits, wholesale borrowings, principal repayments on loans, and the sale of loans. The activities of the Company are limited and impact the results of operations primarily through interest expense on a consolidated basis. Unless otherwise noted, all of the activities discussed below are of Metropolitan Bank.


     Robert M. Kaye is the Company's current majority shareholder. Mr. Kaye acquired the Company in 1987 and remained its sole shareholder until our initial public offering of common stock in October 1996. Currently, Mr. Kaye owns approximately 75% of the Company's outstanding common stock. After the offerings described in this prospectus, Mr. Kaye will own approximately _____% of the Company's outstanding common stock assuming $13.0 million of shares are sold and approximately __% of the Company's outstanding common stock assuming $20.0 million of shares are sold. Mr. Kaye currently has, and will continue to have after these offerings described in this prospectus, the ability to decide the outcome of matters submitted to the shareholders for approval, the ability to elect or remove all the directors of the Company and the ultimate control of the Company and Metropolitan Bank. In addition, Mr. Kaye is Chairman of the Board and Chief Executive Officer of the Company and Metropolitan Bank.



     At September 30, 2001, we operated 24 full service retail sales offices in Northeastern Ohio. As of September 30, 2001, we also maintained 10 loan origination offices throughout Ohio and in Western Pennsylvania. We also service mortgage loans for various investors.

     At September 30, 2001, we had total assets of $1.6 billion, total deposits of $1.1 billion and shareholders' equity of $45.9 million. The Federal Deposit Insurance Corporation insures the deposits of Metropolitan Bank up to applicable limits.

     At September 30, 2001, we directly or indirectly owned the following wholly-owned subsidiaries:



ACTIVE SUBSIDIARIES                                               INACTIVE SUBSIDIARIES
-------------------                                               ---------------------
   -   Metropolitan Bank and Trust Company                     -   MetroCapital Corporation
   -   Kimberly Construction Company                           -   Metropolitan Securities Corporation
   -   Metropolitan Capital Trust I                            -   Metropolitan II Corporation
   -   Metropolitan Capital Trust II                           -   Metropolitan III Corporation
   -   Metropolitan I Corporation
   -   Metropolitan Savings Service Corporation
   -   Progressive Land Title Agency, Inc.
   -   Venice Inn LLC

     Metropolitan Bank changed its name from Metropolitan Savings Bank of Cleveland to Metropolitan Bank and Trust Company in April 1998. We formed Metropolitan Capital Trust I during 1998 to facilitate the issuance of cumulative trust preferred securities. We formed Metropolitan Capital Trust II in 1999 to facilitate the issuance of additional trust preferred securities. Metropolitan I Corporation was formed in 2000 as a holding company for its subsidiary, Progressive Land Title Agency, Inc, which operates as a title company in Ohio. Kimberly Construction Company's sole business function is to serve as a principal party to various construction contracts entered into in connection with the construction of bank premises. Metropolitan Savings Service Corporation currently holds and manages real estate which Metropolitan Bank has foreclosed upon. The Venice Inn LLC was formed to hold title to and operate a hotel that Metropolitan Bank acquired through foreclosure as servicer for a pool of commercial real estate loans.

LENDING ACTIVITIES

     General. Our primary lending activities consist of residential mortgage banking, multifamily loans, construction and land loans, commercial real estate loans, consumer loans and commercial business loans.

     Loan Portfolio Composition. The following table presents the composition of our loan portfolio, including loans held for sale, in dollar amounts and as a percentage of all loans before deductions for loans in process, deferred fees and discounts and allowance for losses on loans.



                                                                                   DECEMBER 31,
                                                       ----------------------------------------------------------------------
                                  SEPTEMBER 30, 2001            2000                    1999                    1998
                                ---------------------- ----------------------  ---------------------- -----------------------
                                  AMOUNT     PERCENT     AMOUNT     PERCENT      AMOUNT     PERCENT     AMOUNT     PERCENT
                                ------------ --------- ------------ ---------  ------------ --------- ----------- -----------
                                                                              (DOLLARS IN THOUSANDS)
REAL ESTATE LOANS:

  One- to four-family            $  231,126    18.4%    $  288,352    21.1%     $  295,061      23.5%  $  189,182     17.4%
  Multifamily                       218,174    17.3        273,358    20.0         292,015      23.3      337,412     31.1
  Commercial                        174,495    13.9        254,824    18.6         247,455      19.7      228,825     21.1
  Construction and land             221,990    17.6        193,464    14.1         156,112      12.4      137,023     12.6
  Held for sale                     126,578    10.1         51,382     3.8           5,866       0.5        9,416      0.9
                                 ----------   -----     ----------   -----      ----------     -----   ----------    -----
     Total real estate loans        972,363    77.3      1,061,380    77.6         996,509      79.4      901,858     83.1
Consumer loans                      148,633    11.8        163,019    11.9         143,585      11.4       96,115      8.8
Consumer held for sale                   --      --          --        --              852       0.1        5,601      0.5
Business and other loans            137,696    10.9        143,329    10.5         114,333       9.1       82,317      7.6
                                 ----------   -----     ----------   -----      ----------    ------   ----------    ------
     Total loans                  1,258,692   100.0%     1,367,728   100.0%      1,255,279     100.0%   1,085,891    100.0%
                                              =====                  =====                     =====                 =====

LESS:
Loans in process                     84,266                 72,156                  56,212                 46,001
Deferred fees, net                    2,114                  2,191                   4,548                  5,013
Discount (premium) on loans, net     (7,331)                (7,393)                 (7,178)                (5,320)
Allowance for losses on loans        17,204                 13,951                  11,025                  6,909
                                 ----------             ----------              ----------             ----------

TOTAL LOANS RECEIVABLE, NET      $1,162,439             $1,286,823              $1,190,672             $1,033,288
                                 ==========             ==========              ==========             ==========




                                                  DECEMBER 31,
                                 ----------------------------------------------
                                         1997                   1996
                                 --------------------- ------------------------
                                  AMOUNT    PERCENT      AMOUNT      PERCENT
                                 --------- ----------- ----------- ------------
REAL ESTATE LOANS:

  One- to four-family            $146,685     19.2%    $114,758       16.8%
  Multifamily                     194,450     25.4      276,544       40.3
  Commercial                      166,593     21.8      135,635       19.8
  Construction and land           116,829     15.3       71,697       10.5
  Held for sale                    14,230      1.8        8,973        1.3
                                 --------    -----     --------      -----
     Total real estate loans      638,787     83.5      607,607       88.7
Consumer loans                     68,590      9.0       54,180        7.9
Consumer held for sale              --         --         --           --
Business and other loans           57,496      7.5       23,508        3.4
                                 --------    -----     --------      -----
     Total loans                  764,873    100.0%     685,295      100.0%
                                             =====                   =====

LESS:
Loans in process                   46,833                31,758
Deferred fees, net                  4,108                 2,336
Discount (premium) on loans, net      425                   560
Allowance for losses on loans       5,622                 4,175
                                 --------              --------

TOTAL LOANS RECEIVABLE, NET      $707,885              $646,466
                                 ========              ========


     We had commitments to originate or purchase $115.1 million of fixed rate loans and $55.3 million of adjustable rate loans at September 30, 2001. In addition, we had firm commitments to sell loans of $69.4 million at September 30, 2001. This excess of commitments to originate or purchase loans over commitments to sell loans may result in a growth in total assets. Typically, not all fixed rate loan commitments result in closed loans. Also, the majority of adjustable rate loan commitments represent lines of credit which may not become fully drawn.

     The following table presents the composition of our loan portfolio, by fixed and adjustable rates, including loans held for sale, in dollar amounts and as a percentage of all loans before deductions for loans in process, deferred fees and discounts and allowance for losses on loans.


                                                                               DECEMBER 31,
                                                      -----------------------------------------------------------------
                                 SEPTEMBER 30, 2001            2000                  1999                  1998
                               ---------------------- --------------------- --------------------- ---------------------
                                 AMOUNT     PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                               ----------- ---------- ----------- --------- ----------- --------- ----------- ---------
                                                                        (DOLLARS IN THOUSANDS)
FIXED RATE LOANS:
Real estate:
  One- to four-family          $  108,926      8.7%   $  112,535     8.2%   $  112,627      9.0%   $   76,566      7.1%
  Multifamily                     104,333      8.3       163,726    12.0       147,820     11.8       194,521     17.9
  Commercial                       75,882      6.0       106,771     7.8       129,865     10.3       147,860     13.6
  Construction and land             9,659      0.8        10,411     0.8        16,394      1.3        27,849      2.6
  Held for sale                    42,970      3.4        39,903     2.9         5,866      0.5         8,920      0.8
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total fixed rate real
   estate loans                   341,770     27.2       433,346    31.7       412,572     32.9       455,716     42.0
Consumer loans                    123,977      9.8       149,957    11.0       137,678     10.9        93,689      8.6
Consumer held for sale               --        --           --       --            852      0.1         5,601      0.5
Business and other loans           44,638      3.5        54,576     4.0        46,849      3.7        25,526      2.4
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total fixed rate loans         510,385     40.5%      637,879    46.7%      597,951     47.6%      580,532     53.5%
                               ----------    =====    ----------   =====    ----------    =====    ----------    =====

ADJUSTABLE RATE LOANS:
Real estate:
  One- to four-family             122,200      9.7       175,817    12.9       182,434     14.5       112,616     10.4
  Multifamily                     113,841      9.0       109,632     8.0       144,195     11.5       142,891     13.2
  Commercial                       98,613      7.8       148,053    10.8       117,590      9.4        80,965      7.5
  Construction and land           212,331     16.9       183,053    13.3       139,718     11.1       109,174     10.0
  Held for sale                    83,608      6.6        11,479     0.8            --       --           496       --
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total adj. rate real
estate loans                      630,593     50.1       628,034    45.8       583,937     46.5       446,142     41.1
Consumer loans                     24,656      2.1        13,062     1.0         5,907      0.5         2,426      0.2
Business and other loans           93,058      7.4        88,753     6.5        67,484      5.4        56,791      5.2
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total adjustable rate loans    748,307     59.5%      729,849    53.3%      657,328     52.4%      505,359     46.5%
                               ----------    =====    ----------   =====    ----------    =====    ----------    =====

LESS:
Loans in process                   84,266                 72,156                56,212                 46,001
Deferred fees, net                  2,114                  2,191                 4,548                  5,013
Discount (premium) on loans, net   (7,331)                (7,393)               (7,178)                (5,320)
Allowance for losses on loans      17,204                 13,951                11,025                  6,909
                               ----------             ----------            ----------             ----------
TOTAL LOANS RECEIVABLE, NET    $1,162,439             $1,286,823            $1,190,672             $1,033,288
                               ==========             ==========            ==========             ==========

                                                DECEMBER 31,
                              ----------------------------------------------
                                       1997                   1996
                              ----------------------- ----------------------
                                AMOUNT      PERCENT    AMOUNT     PERCENT
                              ------------ ---------- ---------- -----------
FIXED RATE LOANS:
Real estate:
  One- to four-family             $ 59,058    7.7%   $ 41,436        6.1%
  Multifamily                       60,136    7.9      88,529       12.9
  Commercial                        52,390    6.9      34,726        5.1
  Construction and land             20,854    2.7         392         --
  Held for sale                      6,294    0.8       2,531        0.4
                                  --------  -----    --------      -----
   Total fixed rate real
   estate loans                    198,732   26.0     167,614       24.5
Consumer loans                      61,307    8.0      46,725        6.8
Consumer held for sale                --       --          --         --
Business and other loans            19,575    2.6       5,650        0.8
                                  --------  -----    --------      -----
   Total fixed rate loans          279,614   36.6%    219,989       32.1%
                                  --------  =====    --------      =====

ADJUSTABLE RATE LOANS:
Real estate:
  One- to four-family               87,627   11.5      73,322       10.7
  Multifamily                      134,314   17.6     188,015       27.5
  Commercial                       114,203   14.9     100,909       14.7
  Construction and land             95,975   12.5      71,305       10.4
  Held for sale                      7,936    1.0       6,442        0.9
                                  --------  -----    --------      -----
   Total adj. rate real
estate loans                       440,055   57.5     439,993       64.2
Consumer loans                       7,283    0.9       7,455        1.1
Business and other loans            37,921    5.0      17,858        2.6
                                  --------  -----    --------      -----
   Total adjustable rate loans     485,259   63.4%    465,306       67.9%
                                  --------  =====    --------      =====

LESS:
Loans in process                    46,833             31,758
Deferred fees, net                   4,108              2,336
Discount (premium) on loans, net       425                560
Allowance for losses on loans        5,622              4,175
                                  --------           --------
TOTAL LOANS RECEIVABLE, NET       $707,885           $646,466
                                  ========           ========

     The following table illustrates the contractual maturity of our loan portfolio. The table shows loans that have adjustable or renegotiable interest rates as maturing in the period during which the contract is due. The table does not reflect the effects of possible prepayments, enforcement of due-on-sale clauses, or amortization of premium, discounts, or deferred loan fees. The table includes demand loans, loans having no stated maturity and overdraft loans in the due in one year or less category.



                                                           DUE AFTER
                                                           ONE YEAR
                              DUE IN ONE                    THROUGH                    DUE AFTER
                             YEAR OR LESS                 FIVE YEARS                  FIVE YEARS                    TOTAL
                       -------------------------    ------------------------    ------------------------    -----------------------
                                      WEIGHTED                    WEIGHTED                    WEIGHTED                   WEIGHTED
                                      AVERAGE                      AVERAGE                     AVERAGE                    AVERAGE
                        AMOUNT         RATE          AMOUNT         RATE         AMOUNT         RATE          AMOUNT       RATE
                        ------        --------       ------       --------       ------       --------        ------     --------
                                                      (DOLLARS IN THOUSANDS)
REAL ESTATE:
  One- to four-family  $    382         8.08%        $ 12,399        7.02%      $218,345       6.94%       $  231,126      6.94%
  Multifamily            17,523         9.02           45,790        8.26        154,861       7.97           218,174      8.07
  Commercial             17,473         8.59           43,392        8.49        113,630       8.26           174,495      8.31
  Construction and
    land                171,920         7.14           36,547        7.14         13,523       7.25           221,990      7.15
CONSUMER                    406         9.77           14,612        9.80        133,615       9.63           148,633      9.65
BUSINESS                 32,628         7.15           38,732        7.56         66,366       8.11           137,696      7.73
                       --------                      --------                   --------                   ---------
    Total              $240,332         7.39%        $191,472        7.99%      $700,310       8.01%       $1,132,114      7.86%
                       ========                      ========                   ========                   ==========



     Multifamily Lending. We originate loans from our present customers, contacts within the investor community, and referrals from mortgage brokers. We have become known for originating multifamily loans in our primary multifamily lending markets of Ohio, Kentucky and Pennsylvania. Although we operate full service retail sales offices solely in Northeast Ohio, we have loan origination offices throughout Ohio and in Western Pennsylvania. In addition to originating multifamily loans, we purchase multifamily loans from a variety of sources.


     At September 30, 2001, the multifamily loans held for investment totaled $218.2 million or 17.3% of total loans. The average size of these loans was approximately $433,000. Currently, we emphasize the origination of multifamily fixed and adjustable loans with principal amounts of $1.0 million to $6.0 million although we have plans to expand originations of multifamily loans less than $1 million in the Northeast Ohio area. Adjustable loans are priced on one-, three- or five-year treasury rates with amortization periods of 25 or 30 years. The loans are subject to a maximum individual aggregate interest rate adjustment as well as a maximum aggregate adjustment over the life of the loan (generally 6%). The majority of the loans have balloon maturities of 10 years. Typically the maximum loan to value ratio of multifamily residential loans is 75% or less.


     Apartment buildings, generally with less than 75 residential units, typically secure multifamily loans. Our underwriting process includes a site evaluation and involves an evaluation of the borrower, whether the borrower is an individual or a group of individuals acting as a separate entity. We review the financial statements of each of the individual borrowers and often obtain personal guarantees in an amount equal to the original principal amount of the loan. In addition, we complete an analysis of debt service coverage of the property. Debt service coverage requirements are determined based upon the individual characteristics of each loan. Typically, these requirements range from a ratio of 1.15:1 to 1.30:1.


     In addition to originating multifamily loans we purchase multifamily loans from a variety of sources. Prior to purchasing these loans, we use a similar underwriting process with substantially the same standards as for our originated loans. In some cases, when we consider the purchase of a portfolio with a considerable number of moderate balance loans, we use an independent contract inspector for property inspections. Real estate in Ohio secures 35.2% of our multifamily loan portfolio. Underlying real estate for the remaining loans is located primarily in California, Pennsylvania, and New Jersey.


     We originate and purchase multifamily loans for investment and to be held for sale. The decision to hold loans in the portfolio or for sale is based on a number of factors including our current level of liquidity, interest rate risk, geographic concentration and capital available to support asset growth. At September 30, 2001 multifamily loans held for sale totaled $42.0 million. As long as Metropolitan Bank is subject to the supervisory agreements we anticipate that a substantial portion of our multifamily loans originated and purchased will be held for sale.


     We recognize that multifamily loans generally involve a higher degree of risk than one- to four-family residential real estate loans. Multifamily loans involve more risk because they typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on these loans typically depends upon the successful operation of the related real estate project and is subject to risks such as excessive vacancy rates or inadequate rental income levels.


     Commercial Real Estate Lending. At September 30, 2001, permanent loans held for investment, secured by commercial real estate, totaled $174.5 million or 13.9% of our total portfolio. The average size of these loans was approximately $651,000.


     We originate loans secured by commercial real estate generally when these loans are secured by retail strip shopping centers or office buildings and the loan yields and other terms meet our requirements. In the recent past, we began to introduce more geographic diversity into the portfolio based on our desire to acquire high credit quality loans. We believe a certain amount of geographic diversity is important to reduce the risk of loss due to regional economic downturns.


     We purchase commercial real estate loans secured by retail strip shopping centers and office buildings to supplement our origination of commercial real estate loans. As a result of referrals from customers and mortgage brokers, we make loans on commercial real estate in many states, but predominantly in Ohio, Pennsylvania, New York and New Jersey.

     We originate and purchase commercial real estate loans for investment and to be held for sale. The decision to hold loans in the portfolio or for sale is based on a number of factors including our current level of liquidity, interest rate risk, geographic concentration and capital available to support asset growth. At September 30, 2001, commercial real estate loans held for sale totaled $41.5 million. As long as Metropolitan Bank is subject to the supervisory agreements, we anticipate that a substantial portion of our commercial real estate loans originated and purchased will be held for sale.


     We recognize that commercial real estate loans generally involve a higher degree of risk than the financing of one- to four-family residential real estate. These loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on these loans is typically dependent upon the successful operation of the related real estate project and is subject to certain risks including excessive vacancy due to tenant turnover and inadequate rental income levels. In addition, the profitability of the business operating in the property may affect the borrower's ability to make timely payments. In order to manage and reduce these risks, we focus our commercial real estate lending on existing properties with a record of satisfactory performance and target retail strip centers and office buildings with multiple tenants.


     The following table presents information as to the locations and types of properties securing the multifamily and commercial real estate portfolio as of September 30, 2001. As of that date, we had loans in 40 states. Properties securing loans in 37 states are aggregated in the table because none of those states exceed 5.0% of the outstanding principal balance of the total multifamily and commercial real estate portfolio.


                                                              NUMBER
                                                             OF LOANS        PERCENT         PRINCIPAL          PERCENT
                                                             --------        -------         ---------          -------
                                                                               (DOLLARS IN THOUSANDS)
Ohio:
  Apartments.................................................. 119            15.4%           $ 76,722          19.5%
  Office buildings............................................  26             3.4              17,408           4.4
  Retail centers..............................................  15             1.9               5,806           1.5
  Other  .....................................................  20             2.6              15,204           3.9
                                                               ---           -----            --------         -----
         Total................................................ 180            23.3             115,140          29.3
                                                               ---           -----            --------         -----
California:
  Apartments.................................................. 209            27.1              77,023          19.6
  Office buildings............................................  31             4.0               9,592           2.4
  Retail centers..............................................  59             7.6              24,825           6.3
  Other  .....................................................  17             2.2               7,203           1.9
                                                               ---           -----            --------         -----
         Total................................................ 316            40.9             118,643          30.2
                                                               ---           -----            --------         -----
Pennsylvania:
  Apartments..................................................  24             3.1              12,959           3.3
  Office buildings............................................  10             1.3              27,660           7.0
  Retail centers..............................................   5             0.6              10,637           2.7
  Other  .....................................................   2             0.3               2,334           0.7
                                                               ---           -----            --------         -----
         Total................................................  41             5.3              53,590          13.7
                                                               ---           -----            --------         -----
Other states:
  Apartments.................................................. 152            19.7              51,470          13.1
  Office Buildings............................................  31             4.0              22,860           5.8
  Retail centers..............................................  27             3.5              15,768           4.0
  Other  .....................................................  25             3.3              15,198           3.9
                                                               ---           -----            --------         -----
         Total................................................ 235            30.5             105,296          26.8
                                                               ---           -----            --------         -----
                                                               772           100.0%           $392,669         100.0%
                                                               ===           =====            ========         =====




     The following table presents aggregate information as to the type of security as of September 30, 2001:




                                                                             AVERAGE
                                                              NUMBER         BALANCE
                                                             OF LOANS        PER LOAN         PRINCIPAL          PERCENT
                                                             --------        --------         ---------          -------
                                                                               (DOLLARS IN THOUSANDS)
Apartments.................................................... 504           $433            $218,174             55.5%
Office buildings..............................................  98            791              77,520             19.6
Retail centers................................................ 106            538              57,036             14.5
Other    .....................................................  64            624              39,939             10.4
                                                               ---           ----            --------            -----
         Total................................................ 772           $509            $392,669            100.0%
                                                               ===           ====            ========            =====


     One- to four-family lending. We originate one- to four-family residential loans for sale and for portfolio. While the proportion originated for sale and the proportion originated for portfolio vary over time, at the present time, and we anticipate through at least 2002, the majority of our one- to four-family loans will be originated for sale. See "Mortgage Banking" in the "Secondary Marketing Activities" section on page 41 for a discussion of loans originated for sale.


     Our portfolio of one- to four-family loans at September 30, 2001 totaled $231.1 million or 18.4% of our total loan portfolio. These loans are primarily first mortgages on owner occupied residences. Substantially all loans with loan to values greater than 85% carry private mortgage insurance. These loans are concentrated in Northeast Ohio and include both fixed and variable rate loans. Many of the fixed rate loans were originally construction loans where we offered the borrower fixed rate permanent financing commitments to commence after the construction period was over. We limit the amount of this fixed rate end loan financing retained in our portfolio to limit interest rate risk associated with long term fixed rate loans.


     Construction Lending and Land Development. At September 30, 2001, we had $222.0 million of construction and land development loans outstanding. We originate construction loans on single family homes to local builders in our primary lending market and to individual borrowers on owner-occupied properties. We also make loans to builders for the purchase of fully-improved single family lots and to developers for the purpose of developing land into single family lots. Our primary market areas for construction lending are in Northeastern Ohio, in the counties of Cuyahoga, Lake, Geauga, Summit, Medina, Portage, and Lorain and the greater Columbus, Ohio market.


     The following table presents the number, amount, and type of properties securing construction and land development loans at September 30, 2001:





                                                                                         NUMBER OF          PRINCIPAL
                                                                                           LOANS             BALANCE
                                                                                         ---------          ---------
                                                                                                      (DOLLARS IN THOUSANDS)
RESIDENTIAL CONSTRUCTION LOANS:


  Owner-occupied......................................................................      193             $ 39,085
  Builder presold.....................................................................       69               17,207
  Builder model homes.................................................................      200               49,286
  Builder lines of credit.............................................................       24               40,896
                                                                                            ---             --------
     Total residential construction loans.............................................      486              146,474
NONRESIDENTIAL CONSTRUCTION LOANS:
  Multifamily.........................................................................        5                6,036
  Commercial..........................................................................        1                  843
                                                                                            ---             --------
     Total nonresidential construction loans..........................................        6                6,879
LAND LOANS............................................................................       24               10,371
LOT LOANS.............................................................................       80               14,704
DEVELOPMENT LOANS.....................................................................       49               43,562
                                                                                            ---             --------
     Total............................................................................      645             $221,990
                                                                                            ===             ========


     The risk of loss on a construction loan largely depends upon the accuracy of the initial estimate of the property's value upon completion of the project, the estimated cost of the project, and proper control over disbursements during construction. We review the borrower's financial position and may require a personal guarantee on all builder loans. We base all loans upon the appraised value of the underlying collateral, as completed. Construction inspections are required to support the percentage of completion during construction.

     We establish a maximum loan to value ratio for each type of loan based upon the contract price, cost estimate or appraised value, whichever is less. The maximum loan to value ratio by type of construction loan is as follows:


     -    owner-occupied homes--80%;

     -    builder presold homes--80%;

     -    builder models or speculative homes--75%;

     -    lot loans--75%;

     - development loans--75% (development of single-family home lots for resale to builders); and

     - builder lines of credit--75% (development of land for cluster or condominium projects which will be part of builder line of credit).

     All construction loans that we make to builders are for relatively short terms (6 to 24 months) and are at an adjustable rate of interest. Owner-occupied loans are generally fixed rate.

     We offer builders lines of credit to build single family homes. We secure all lines of credit by the homes that are built with the draws under such credit agreements. Most of the homes built with the line of credit funds are presold homes. We base draws upon the percentage of completion.

     We also originate construction loans on multifamily and commercial real estate projects where we intend to provide the financing once construction is complete. We underwrite these loans in a manner similar to our originated and purchased multifamily residential and commercial real estate loans described above.

     Consumer Lending. The underwriting standards we employ for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.


     Consumer loans entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. At September 30, 2001, secured loans comprised $135.3 million or 91.0% of the $148.6 million consumer loan portfolio. However, even in the case of secured loans, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance due to the higher likelihood of damage, loss or depreciation. In addition, consumer loan collections depend upon the borrower's continuing financial stability. The application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount recovered on such loans in the event of default.

     In order to supplement the growth in the consumer loan portfolio, we have purchased loans through correspondent lenders and bulk portfolios offered for sale. In 1997, we acquired two packages of subprime loans totaling $6.3 million. Subprime loans are loans where the borrower's credit rating is below an A grade. These loans require more intensive collection techniques. However, the yield is significantly higher to cover these incremental costs. In 1998, we acquired an additional loan package of $5.0 million of subprime loans secured by manufactured housing. Total subprime loans were $3.6 million, or 2.4% of total consumer loans at September 30, 2001. We no longer engage in subprime lending.

     At September 30, 2001, our credit card portfolio had an outstanding balance of $5.6 million with $21.8 million in unused credit lines.

     Business Lending. At September 30, 2001, we had $137.7 million of business loans outstanding. Our business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment. Generally, our business lending has been limited to borrowers headquartered, or doing business in, our retail market area. These loans are generally adjustable interest rate loans at some margin over the prime interest rate and some are guaranteed by the Small Business Administration.

     The following table sets forth information regarding the number and amount of our business loans as of September 30, 2001:


                                                                                                         OUTSTANDING
                                                   NUMBER                   TOTAL LOAN                    PRINCIPAL
                                                  OF LOANS                  COMMITMENT                     BALANCE
                                              -----------------        ----------------------        --------------------
                                                                            (DOLLARS IN
                                                                            THOUSANDS)
LOANS SECURED BY:
  Accounts receivable, inventory and
   equipment ...............................         109                    $ 15,473                      $ 10,013
  Junior liens on real estate ..............         140                      60,157                        46,416
  First lien on real estate ................         115                      82,675                        66,950
  Specific equipment and machinery .........          39                       7,193                         3,720
  Titled vehicles ..........................          13                         511                           212
  Stocks and bonds .........................          13                       8,804                           981
  Certificates of deposit ..................          22                       4,463                         1,821
UNSECURED LOANS ............................          67                      11,897                         7,584
                                                --------                    --------                      --------
  Total ....................................         518                    $191,174                      $137,696
                                                ========                    ========                      ========


     Business loans differ from residential mortgage loans. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and are secured by real property whose value is more easily ascertainable. Business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of business loans may depend substantially upon the success of the business. Furthermore, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. We work to reduce this risk by carefully underwriting business loans and by taking real estate as collateral whenever possible.

SECONDARY MARKET ACTIVITIES


     Mortgage Banking. We originate one- to four-family loans through our retail sales office network and through loan origination offices throughout Ohio and in Western Pennsylvania. In addition we purchase loans for sale from a number of correspondent lenders. These loans are sold to Freddie Mac, Fannie Mae and private buyers. Mortgage banking allows us to generate revenue from loan sales continuously in spite of the level of cash flows from deposits or other sources. It also allows us to make long-term fixed rate loans desired by our customers without absorbing the interest rate risk that can be associated with those loans. The principal balance of one- to four-family loans and securitized loans sold during the first nine months of 2001 was $542 million which generated gains of $5.9 million.


     The secondary market for mortgage loans is comprised of institutional investors who purchase loans meeting certain underwriting specifications with respect to loan-to-value ratios, maturities and yields. Subject to market conditions, we tailor some of our real estate loan programs to meet the specifications of FreddieMac and FannieMae, two of the largest institutional investors. We generally retain a portion of the loan origination fee paid by the borrower and receive annual servicing fees as compensation for retaining responsibility for and performing the servicing of all loans sold to institutional investors. See "Loan Servicing Activities."

     The terms and conditions under which such sales are made depend upon, among other things, the specific requirements of each institutional investor, the type of loan, the interest rate environment and our relationship with the institutional investor. We periodically obtain formal commitments to sell loans primarily with FreddieMac and FannieMae. Based on these commitments, FreddieMac or FannieMae is obligated to purchase a specific dollar amount of whole loans over a specified period. The terms of the commitments range from ten to sixty days. The pricing varies depending upon the length of each commitment. We classify loans as held for sale while we are negotiating the sale of specific loans which meet selected criteria to a specific investor or after a sale is negotiated but before it is settled. Sales of loans can take the form of cash sales of loans or sales of mortgage-backed securities. At times we form a mortgage-backed security and immediately sell the security rather than the loans. This increases the potential number of buyers since there is an established market for mortgage-backed securities with numerous buyers, sellers and brokers.


     Commercial Secondary Marketing. We sell commercial real estate and multifamily loans on a regular basis. These sales are from our portfolio of loans held for sale which totaled $83.7 million at September 30, 2001. These may be sales of whole loans or participations. During the first nine months of 2001 we sold $85.7 million of commercial real estate and multifamily loans which generated gains of $1.2 million. These loan sales may take the form of a securitization. When we securitize loans we may sell the securities immediately, sell them at a later date or retain them in our mortgaged-backed securities portfolio. Even if the securities are retained in the portfolio they are classified as available for sale.


     During the fourth quarter of 1999, we completed the securitization of $108.8 million of multifamily loans in a program with FannieMae. This program uses insurance to provide the credit enhancement necessary to achieve a satisfactory rating. We are servicing the loans as mortgage-backed securities for FannieMae. We completed a similar securitization of $93.0 million of multifamily loans in 1997. During the fourth quarter of 1998, we completed the securitization of $101.0 million of commercial real estate loans with a private issuer in a non-rated structure. Similar to the other securitization transactions, we used an insurance policy to assume a portion of the credit risk. Metropolitan Bank sells and securitizes commercial real estate and multifamily loans for a number of reasons including to:

     -    generate income from gain on sales;

     -    reduce credit risk;

     -    make loans more easily pledgeable;

     -    change the mix of assets;

     -    affect the level of regulatory capital required;

     - reduce concentrations of risk by industry, geography or in an individual borrower; and

     -    change the overall asset size of Metropolitan Bank.

LOAN SERVICING ACTIVITIES


     At September 30, 2001, our overall servicing portfolio had a principal balance of $3.0 billion. Of that amount, loans serviced for others totaled $2.2 billion. The following table summarizes the portfolio by investor and source:




                                                     ORIGINATED        PURCHASED         PORTFOLIO
                                                      SERVICING        SERVICING         SERVICING             TOTAL
                                                     ----------        ---------         ---------             -----
                                                                          (DOLLARS IN THOUSANDS)
One- to Four-family:
  Metropolitan portfolio ............                       --               --          $  399,630          $  399,630
  FreddieMac ........................                 $  623,595       $  585,729              --             1,209,324
  FannieMae .........................                     33,359          533,757              --               567,116
  Private investors .................                     28,044            9,559              --                37,603
                                                      ----------       ----------        ----------          ----------
     Total One- to Four-family ......                    684,998        1,129,045           399,630           2,213,673
                                                      ----------       ----------        ----------          ----------
Multifamily and Commercial:
  Metropolitan portfolio ............                       --               --             369,224             369,224
  FannieMae .........................                     88,412           48,679              --               137,091
  Private investors .................                    216,125           28,736              --               244,861
                                                      ----------       ----------        ----------          ----------
     Total Multifamily and Commercial                    304,537           77,415           369,224             751,176
                                                      ----------       ----------        ----------          ----------
       Total ........................                 $  989,535       $1,206,460        $  768,854          $2,964,849
                                                      ==========       ==========        ==========          ==========



      Generally, we service the loans we originate. When we sell loans to an investor, such as FreddieMac or FannieMae, we normally retain the servicing rights for the loans. We receive fee income for servicing these sold loans at various percentages based upon the unpaid principal balances of the loans serviced. We collect and retain service fees out of monthly mortgage payments. At September 30, 2001, the unpaid principal balance of our originated servicing rights was $1.0 billion. The related net book value of originated mortgage servicing rights was $9.5 million. To further increase our servicing fee income, Metropolitan Bank occasionally during 2000 pursued purchases of servicing portfolios from other originating institutions. These purchased servicing portfolios are primarily FreddieMac and FannieMae single family loans that are secured by homes located within the eastern half of the nation. At September 30, 2001, the unpaid principal balance of our purchased servicing portfolio was $1.2 billion. The related net book value of purchased mortgage servicing rights was $14.7 million.


     Loan servicing functions include collecting and remitting loan payments, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making rate and payment changes to contractually adjustable loans, managing loans in payment default, processing foreclosure and other litigation activities to recover mortgage debts, conducting property inspections and risk assessment for investment loans and general administration of loans for the investors to whom they are sold.


     We estimate the market value of mortgage servicing rights using a valuation model. The model uses a number of variables and estimates the market value of the servicing on a loan-by-loan basis. Some of the significant variables are prepayment speeds, delinquency rates, servicing costs, periods to hold idle cash and an estimated rate of return on idle cash. In general, the market value of purchased or originated servicing rights increases as interest rates rise and decreases as interest rates fall. This is because the estimated life of the loan and the estimated income from idle funds both increase as interest rates increase and decrease as interest rates decrease. Because there are a number of estimates involved, the end product is necessarily an estimate and is very sensitive to changes in interest rates. However, projecting changes in servicing values is difficult because it involves estimating how rates will change at a number of points along the yield curve. During the first nine months of 2001, market interest rates have fallen primarily due to reductions in short-term rates by the Federal Reserve Board. As a result, the market values of Metropolitan Bank's servicing rights have not increased as rapidly as the book value. Interest rates continued to fall during the period from October 1, 2001 through November 30, 2001 and as a result Metropolitan Bank recorded impairment of loan servicing rights of $1.2 million. Long-term interest rates have risen during December 2001 and management anticipates a reduction in impairment in December 2001. Future changes in the market value of loan servicing rights depend on a number of variables, but are primarily dependent on future changes in interest rates.



LOAN DELINQUENCIES AND NONPERFORMING ASSETS

     Collection procedures vary by type of loan but generally consist of efforts to collect delinquent balances and if that fails to liquidate the collateral securing the loan to satisfy the obligation. Collection efforts for one- to four-family loans generally conform to the servicing requirements of FannieMae and FreddieMac. Notices are sent by mail when the loan reaches 15 days past due. Within the following 5 days contact is made by telephone. When a loan reaches 90 days past due we generally begin foreclosure proceedings. Foreclosure culminates with the sale of property at public auction where we may be the acquirer. Foreclosed real estate is recorded at the lesser of fair value less selling costs or the loan balance and marketed for sale.

     While each delinquent multifamily or commercial real estate loan receives individual attention due to the larger size of these loans, certain standard procedures are followed. First, annual financial statements and rent rolls are requested from each borrower and are analyzed. Borrowers with debt service ratios of less than 1:1 or with high vacancy rates are contacted and monitored. When a loan reaches 20 days past due, contact is made by mail and by telephone and is documented. If the delinquency continues we send a default letter to the borrower as soon as we determine that the loan is in default. That letter indicates what steps the borrower will have to take to cure the default and what we will do next if the default is not cured. If the default is not cured by the target date, we notify the borrower in writing that the entire balance of the loan is due and payable and we begin foreclosure proceedings. Foreclosure may end in auction, acquisition and marketing of the real estate. Where possible, further collection actions are taken for deficiencies not satisfied by the sale of the real estate.

     The steps we take to collect delinquent business loans are even more diverse because the types of collateral taken vary significantly. Collections are monitored weekly. We make telephone contact with customers who do not pay by their due date. If a delay in payment continues we meet with the borrower. The borrower's cash flow situation is evaluated and a repayment plan instituted. In some cases we exercise our right to collateral or assignment of receivables to satisfy the debt.

     We initiate contact with delinquent consumer loan customers even sooner making contact when a payment is 10 days past due. We bring an action to collect any loan payment that is delinquent more than 30 days. Our procedures for collection efforts, repossession and sale of consumer collateral must comply with various requirements under state and federal consumer protection laws.

     On a monthly basis the credit department classifies loans into a number of credit risk categories and a management committee monitors and directs collection efforts for the loans that are large and are classified as having high credit risk. Also monthly, delinquency statistics are reported to management and the Board of Directors.

     The following table sets forth information concerning delinquent loans at September 30, 2001, in dollar amounts and as a percentage of each category of the loan portfolio. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts that are overdue.


                                    60-89 DAYS                    90 DAYS AND OVER              TOTAL DELINQUENT LOANS
                           -----------------------------     ----------------------------   -----------------------------
                                                 PERCENT                         PERCENT                         PERCENT
                                                 OF LOAN                         OF LOAN                         OF LOAN
                            NUMBER    AMOUNT    CATEGORY     NUMBER    AMOUNT   CATEGORY     NUMBER     AMOUNT  CATEGORY
                            ------    ------    --------     ------    ------   --------     ------     ------  --------
                                                                (DOLLARS IN THOUSANDS)
REAL ESTATE
  One- to four-family ..       5   $   450      0.16%          3   $   198       0.07%        8      $   648     0.23%
  Multifamily ..........      --        --       --            1       185       0.07         1          185     0.07
  Commercial real estate       3     4,195      1.94           4     3,770       1.75         7        7,965     3.69
  Construction and land       --        --       --            3       970       0.44         3          970     0.44
CONSUMER ...............      69       906      0.61         172     4,326       2.91       241        5,232     3.52
BUSINESS ...............      10       613      0.45          28    16,933      12.30        38       17,546    12.75
                             ---   -------      ----        ----   -------      -----      ----      -------    -----
    Total ..............      87   $ 6,164      0.49%        211   $26,382       2.10%      298      $32,546     2.59%
                             ===   =======      ====        ====   =======      =====      ====      =======    =====


     The balance of $16.9 million in business loans 90 days and over past due is significant in relation to total loans 90 days and over and to total business loans. This total includes $15.1 million in loans to one group of borrowers. On March 26, 2001, based on information provided by the borrowers on March 12, 2001, these loans were put on nonaccrual and an impairment of the loans of $3.5 million was recorded. At that point we engaged a forensic accountant and an outside attorney to evaluate the business and our options for pursuing payment of the loans. At the same time we engaged in negotiations with the borrowers in order to develop an acceptable workout plan. Although we began to receive payments during the second quarter of 2001, they were less than the contractual interest and we judged that the impairment remained at $3.5 million as of June 30, 2001. Based on the continuation of payments during the third quarter we negotiated a forbearance agreement with the borrowers which reduced the interest rate to the current market level for business loans. The loans were analyzed for impairment again as of September 30, 2001. Based on consistent payments over the previous five months, the change in the terms of the loan and the passage of time the impairment was judged to be reduced to $3.2 million.
We continue to pursue collection and explore options in order to bring these loans back to performing status and ultimately to achieve full collection of all funds due by maturity.


     Nonperforming assets include all nonaccrual loans, loans past due greater than 90 days still accruing, and real estate owned. Generally, interest is not accrued on loans contractually past due 90 days or more as to interest or principal payments. In addition, interest is not accrued on loans as to which payment of principal and interest in full is not expected unless in our judgment the loan is well secured, and we expect no loss in principal or interest.

     When a loan reaches nonaccrual status, we discontinue interest accruals and reverse prior accruals. The classification of a loan on nonaccrual status does not necessarily indicate that the principal is uncollectible in whole or in part. We consider both the adequacy of the collateral and the other resources of the borrower in determining the steps to take to collect nonaccrual loans. The final determination as to these steps is made on a case-by-case basis. Alternatives we consider are commencing foreclosure, collecting on guarantees, restructuring the loan, or instituting collection lawsuits.

ALLOCATION OF ALLOWANCE FOR LOSSES ON LOANS

     We maintain an allowance for losses on loans because some loans may not be repaid in full. We maintain the allowance at a level we consider adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time. The allowance is broken down into two categories, specific and general. Either duration of delinquency or an impairment calculation under Statement of Financial Accounting Standards No. 114 determines the specific allowance. The remainder of the loans not covered by the specific allowance are determined to be either classified or nonclassified. Those loans that are classified are determined to be substandard, doubtful or current/watch only. Individual general allowance factors based on risk are then applied to the various categories by loan type. Those loans that are nonclassified are grouped by loan type and individual general allowance factors based on risk are then applied. Management has reviewed Staff Accounting Bulletin No. 102 and believes that Metropolitan Bank is in compliance with that pronouncement. We charge a loan against the allowance as a loss when, in our opinion, it is uncollectible. Despite the charge-off, we continue collection efforts. As a result, future recoveries may occur.

     The following table sets forth an allocation (by total amount and percentage of loans in each category) of the allowance for losses on loans among categories as of the dates indicated based on our estimate of probable losses that were currently anticipated based largely on past loss experience. Since the factors influencing such estimates are subject to change over time, we believe that any allocation of the allowance for losses on loans into specific categories lends an appearance of precision which does not exist. In practice, we use the allowance as a single unallocated allowance available for all loans. The allowance can also be reallocated among different loan categories if actual losses differ from expected losses and based upon changes in our expectation of future losses. The following allocation table should not be interpreted as an indication of the actual amounts or the relative proportion of future charges to the allowance.


                                                                      YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------
                      NINE MONTHS ENDED
                      SEPTEMBER 30, 2001        2000                1999                1998               1997
                      ------------------        ----                ----                ----               ----
                       AMOUNT  PERCENT   AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                       ------  -------   ------    -------    ------    -------   ------   -------   ------   -------
                                                                    (DOLLARS IN THOUSANDS)
One-to four-family      $  310   21.8%    $   759     24.8%   $   778     24.0%    $  304    18.3%    $  237     19.8%
Multifamily.......         950   20.7         962     20.5        904     23.3        648    31.1        482     25.4
Commercial real
 estate...........       2,631   17.2       1,456     18.7      1,281     19.7      1,019    21.1      1,400     23.0
Construction and land      808   17.6         796     13.6        550     12.4        237    12.6        353     15.0
Consumer..........       4,473   11.8       3,631     11.9      3,947     11.5      2,335     9.3      2,132      9.0
Business..........       8,008   10.9       4,952     10.5      2,462      9.1      1,675     7.6        456      7.5
Unallocated.......          24     --       1,395      --       1,103      --         691     --         562      --
                       -------  -----     -------    -----    -------    -----     ------   -----     ------    -----
Total.............     $17,204  100.0%    $13,951    100.0%   $11,025    100.0%    $6,909   100.0%    $5,622    100.0%
                       =======  =====     =======    =====    =======    =====     ======   =====     ======    =====



                         YEAR ENDED DECEMBER 31,
                        -------------------------
                                 1996
                                 ----
                           AMOUNT   PERCENT
                           ------   -------
One-to four-family          $  228     17.1%
Multifamily.......           1,020     40.8
Commercial real
 estate...........             937     20.3
Construction and land          193     10.5
Consumer..........           1,182      7.9
Business..........             197      3.4
Unallocated.......             418
                            ------    ------
Total.............          $4,175    100.00%
                            ======    ======


     The risks associated with off-balance sheet commitments are insignificant. Therefore, we have not provided an allowance for those commitments.

     The following table provides an analysis of the allowance for losses on loans at the dates indicated.


                                                                                 YEAR ENDED DECEMBER 31,
                                         NINE MONTHS       -----------------------------------------------------------------------
                                             ENDED
                                      SEPTEMBER 30, 2001        2000           1999           1998           1997           1996
                                      ------------------  -----------    -----------    -----------    -----------    -----------
Balance at beginning of period..           $13,951          $11,025        $ 6,909        $ 5,622       $ 4,175         $ 2,765

Charge-offs:
      One- to four-family ......              --                 23             12              5            32              22
      Multifamily ..............              --               --               31             39           494             119
      Commercial real estate ...                48             --              104           --            --              --
      Consumer .................             2,238            3,448          1,944            809           363              95
      Business .................              --                358            148            565            10            --
                                           -------          -------        -------        -------       -------         -------
         Total charge-offs .....             2,286            3,829          2,239          1,418           899             236
Recoveries .....................               189              405             45             55             6              11
                                           -------          -------        -------        -------       -------         -------
Net charge-offs ................             2,097            3,424          2,194          1,363           893             225
Provision for loan losses ......             5,350            6,350          6,310          2,650         2,340           1,635
                                           -------          -------        -------        -------       -------         -------
Balance at end of period .......           $17,204          $13,951        $11,025        $ 6,909       $ 5,622         $ 4,175
                                           =======          =======        =======        =======       =======         =======

Net charge-offs to average
  loans.........................              0.22%            0.27%          0.19%          0.16%         0.13%           0.04%
Provision for loan losses to
  average loans ................              0.57%            0.50%          0.54%          0.31%         0.35%           0.28%
Allowance for losses on loans to
  total nonperforming loan .....             65.21%           94.65%        117.52%         54.44%       178.68%          80.38%
Allowance for losses on loans to
  total loans ..................              1.46%            1.07%          0.92%          0.66%         0.79%           0.64%


     At June 30, 2001, Metropolitan Bank followed the provisions of Staff Accounting Bulletin No. 102 and experienced a decrease in the unallocated portion of its allowance for loss on loans to an immaterial amount. We anticipate that this amount will be an immaterial amount in the future.





INVESTMENT PORTFOLIO

     We maintain our investment portfolio in accordance with policies adopted by the Board of Directors that consider the regulatory requirements and restrictions which dictate the type of securities that we can hold. As a member of the Federal Home Loan Bank System, Metropolitan Bank is required to hold a minimum amount of Federal Home Loan Bank stock based upon asset size and outstanding borrowings.

     The following table summarizes the amounts and the distribution of securities held as of the dates indicated:



                                                     SEPTEMBER 30, 2001                         DECEMBER 31,
                                                     ------------------    --------------------------------------------------
                                                                               2000               1999             1998
                                                                               ----               ----             ----
SECURITIES:                                                                   (DOLLARS IN THOUSANDS)
Mutual funds                                             $    682             $   889           $   835          $ 2,059
Tax -exempt bond                                           14,550              14,705            14,699           14,817
Revenue bond                                                  630                 775             1,180            1,400
FreddieMac preferred stock                                  6,750               6,150             6,150            7,500
Agency Notes                                                9,481              29,906            28,844            9,884
Federal Home Loan Bank Stock                               16,658              20,624            10,948            6,054
Treasury notes and bills                                   30,090               2,361              --               --
                                                         --------             -------           -------          -------
                  Total                                  $ 78,841             $75,410           $62,656          $41,714
                                                         ========             =======           =======          =======

OTHER INTEREST-EARNING ASSETS:
Interest-bearing deposits with banks                       $5,069              $2,727            $2,750           $9,275



     The tax-exempt municipal bond has an estimated market value of $11.6 million compared to a carrying value of $14.6 million at September 30, 2001. This bond represents a single issue secured by a multi-family property. The trustee has advised us that the issuer of the bond is currently supplementing operating revenue with cash held by the trustee in order to pay taxes on the property. Therefore, the marketability and market value of the bond have declined over the first nine months of 2001. However, based on an analysis as of September 30, 2001, management does not currently believe that it is probable that it will not collect all payments due according to the term of the bond and, therefore, no impairment other than a temporary impairment has occurred.


     The following table sets forth the contractual maturities and approximate weighted average yields of debt securities at September 30, 2001.




                                        DUE IN      DUE IN      DUE IN
                                        ONE YEAR    FIVE TO     MORE THAN
                                        OR LESS     TEN YEARS   TEN YEARS     TOTAL
                                        --------    ---------   ---------     -----
                                                    (DOLLARS IN THOUSANDS)
Tax-exempt bond                             --          --      $ 14,550    $ 14,550
Revenue bond                                --      $    630        --           630
U.S. Treasury notes and bills           $ 30,090        --          --        30,090
U.S. Government agency notes                --         9,841        --         9,481
                                        --------    --------    --------    --------
   Total                                $ 30,090    $ 10,111    $ 14,550    $ 54,751
                                        ========    ========    ========    ========
Weighted average tax-equivalent yield       2.51%       7.04%      10.77%       5.54%



MORTGAGE-BACKED SECURITIES PORTFOLIO

     Mortgage-backed securities offer higher rates than treasury or agency securities with similar maturities because the timing of the repayment of principal can vary based on the level of prepayments of the underlying loans. However, they offer lower yields than similar loans because the risk of loss of principal is often guaranteed by the issuing entity or through mortgage insurance. We acquire mortgage-backed securities through purchases and securitization of loans from our portfolio. We classify all mortgage-backed securities as available for sale. The following table sets forth the fair market value of the mortgage-backed securities portfolio at the dates indicated.


                                                                                         AT DECEMBER 31,
                                                      AT SEPTEMBER 30, -------------------------------------------------
                                                            2001            2000              1999              1998
                                                            ----            ----              ----              ----
                                                                               (DOLLARS IN THOUSANDS)
FannieMae pass-through certificates                      $ 58,220         $ 74,412          $112,675          $ 61,705
GNMA pass-through certificates                             32,432           27,249            29,526             5,870
FreddieMac participation certificates                       2,241            2,948             6,609            13,149
BPA Commercial Capital L.L.C
   mortgage-backed security                                71,502           77,162            92,492           100,995
FreddieMac Collateralized Mortgage Obligation               8,564            8,192             8,518             8,494
FannieMae Collateralized Mortgage Obligation                4,560            5,666             5,703             7,868
Other                                                         192              200               204               214
                                                         --------         --------          --------          --------
   Total                                                 $177,711         $195,829          $255,727          $198,295
                                                         ========         ========          ========          ========



     The following table sets forth the final maturities and approximate weighted average yields of mortgage-backed securities at September 30, 2001.




                                                                               DUE IN
                                            -------------------------------------------------------------
                                              LESS               ONE            FIVE
                                              THAN             YEAR TO         TO TEN             OVER
                                            ONE YEAR         FIVE YEARS         YEARS           TEN YEARS        TOTAL
                                            --------         ----------         -----           ---------        -----
                                                                               (DOLLARS IN THOUSANDS)
FannieMae pass-through certificates             --            $ 13,506         $ 42,244         $  2,470         $58,220
GNMA pass-through certificates                   5                --               --             32,427          32,432
FreddieMac participation certificates           --                --               --              2,241           2,241
BPA Commercial Capital L.L.C
   Mortgage-backed security                     --                --               --             71,502          71,502
FreddieMac Collateralized Mortgage Obligation   --                --               --              8,564           8,564
FannieMae Collateralized Mortgage Obligation    --                --               --              4,560           4,560
Other                                           --                --               --                192             192
                                            -------           --------         --------         --------        --------
   Total mortgage-backed securities              5            $ 13,506         $ 42,244         $121,956        $177,711
                                            =======           ========         ========         ========        ========
Weighted average yield                         6.50%              7.42%            6.98%            6.41%           6.62%



     The actual timing of the payment of principal on mortgage-backed securities is dependent on principal payments on the underlying loans which may or may not carry prepayment penalties for the borrowers. Therefore, the table above is not necessarily representative of actual or expected cash flows from these securities.

SOURCES OF FUNDS

     Metropolitan Bank's primary sources of funds are deposits, amortization and repayment of loan principal, borrowings, sales of mortgage loans, sales or maturities of mortgage-backed securities, securities, and short-term investments. Deposits are the principal source of funds for lending and investment purposes. We offer the following types of accounts:


     Statement and Checking Accounts. We offer three types of statement savings accounts, two interest-bearing checking, and one noninterest-bearing checking account for consumers. We offer three types of statement savings accounts and one noninterest-bearing checking account for business and commercial customers. As of September 30, 2001, Metropolitan Bank's total core deposits, as a percentage of total local deposits (i.e., excluding brokered, out of state and custodial deposits) increased to 35.7% from 32.0% as of December 31, 2000.


     In connection with loan servicing activities, we maintain custodial checking accounts for principal and interest payments collected for investors monthly and for tax and insurance escrow balances.

     Certificates of Deposit. We offer fixed rate, fixed term certificates of deposit. Terms are from seven days to five years. These accounts generally bear the highest interest rates of any deposit product offered. We review interest rates offered on certificates of deposit regularly and adjust them based on cash flow projections and market interest rates. In conjunction with certificates of deposit, we also offer Individual Retirement Accounts.

     From time to time, we have accepted certificates of deposit through brokers or from out-of-state individuals and entities, predominantly financial institutions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. At September 30, 2001, these individuals and entities held approximately $141.0 million of certificates of deposits, or 12.2% of total deposits. Subsequent to June 30, 2001, Metropolitan Bank has reduced its dependency on brokered and out-of-state deposits as required by the supervisory agreement it entered into with the OTS and ODFI. At September 30, 2001, Metropolitan Bank had reduced brokered and out-of-state deposits by $63.8 million during the third quarter 2001. Metropolitan Bank currently has approval from the FDIC to issue brokered deposits through December 31, 2002. However, this authority is limited to 12% of assets and can be withdrawn by the FDIC.


         The following table provides information regarding trends in average deposits for the periods indicated. The noninterest bearing demand deposit category includes principal and interest custodial accounts and taxes and insurance custodial accounts for loans serviced for FreddieMac, FannieMae and private investors.



                                                                                   YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------------
                                NINE MONTHS ENDED
                                  SEPTEMBER 30, 2001                 2000                     1999                      1998
                               ------------------------              ----                     ----                      ----
                                         PERCENT                    PERCENT                  PERCENT                   PERCENT
                               AVERAGE     OF     RATE    AVERAGE     OF    RATE   AVERAGE      OF    RATE   AVERAGE     OF    RATE
                                AMOUNT    TOTAL   PAID     AMOUNT    TOTAL  PAID    AMOUNT    TOTAL   PAID    AMOUNT    TOTAL  PAID
                                ------    -----   ----     ------    -----  ----    ------    -----   ----    ------    -----  ----
Noninterest Bearing Deposits $  101,260    8.8%         $   71,714    6.3%        $   64,633    5.6%         $ 51,385    6.1%

INTEREST BEARING DEPOSITS:
Interest Bearing Checking
Accounts                        148,087   12.8%  3.97%      99,142    8.7%  4.15%     54,538    4.7%  2.66%    45,980    5.5%  2.75%
Passbook Savings and Statement
Savings                          99,108    8.6%  2.68%     146,635   12.9%  3.82%    215,265   18.8%  4.21%   184,907   21.9%  4.54%
Certificates of Deposits        808,757   69.9%  6.06%     818,062   72.1%  6.11%    815,448   70.9%  5.50%   560,010   66.5%  5.87%
                                -------   ----   ----      -------   ----   ----     -------   ----   ----    -------   ----   ----
  Total Interest-bearing
          Deposits            1,055,952   91.2%  5.45%   1,063,839   93.7%  5.6%   1,085,251   94.4%  5.09%   790,897   93.9%  5.38%
                              ---------   ----          ---------    ----         ---------    ----           -------   ----
  Total average deposits     $1,157,212  100.0%         $1,135,553  100.0%        $1,149,884  100.0%         $842,282  100.0%
                             ==========  =====          ==========  =====         ==========  =====          ========  =====



     Deposits decreased 2.3% to $1.1 billion at September 30, 2001 from nine months earlier. The decrease resulted principally from decreased certificates of deposit balances and passbook and statement savings balances.

         The following table shows rate and maturity information for certificates of deposit as of September 30, 2001.




                                                                                                               PERCENT OF
                                       2.00-4.99%     5.00-5.99%    6.00-6.99%    7.00-8.99%        TOTAL         TOTAL
                                       ----------     ----------    ----------    ----------        -----         -----
                                                                     (DOLLARS IN THOUSANDS)
CERTIFICATE ACCOUNTS
  MATURING IN QUARTER ENDING:
December 31, 2001                      $46,580          15,076        75,770        18,227         155,653         20.8
March 31, 2002                          31,673          32,036        43,369        14,950         122,028         16.3
June 30, 2002                           52,477          33,089        11,904         3,274         100,744         13.4
September 30, 2002                      60,941          29,184        16,686         7,696         114,507         15.3
December 31, 2002                       60,384           5,623        10,293         3,307          79,607         10.6
March 31, 2003                           8,285          59,655         6,841         3,347          78,128         10.4
June 30, 2003                            9,478           3,451        11,365         1,115          25,409          3.4
September 30, 2003                       2,473          11,886         3,744            16          18,119          2.4
December 31, 2003                        1,070           6,079           547             2           7,698          1.0
March 31, 2004                           5,030           8,671            78            --          13,779          1.8
June 30, 2004                              416           2,502           450            --           3,368          0.4
September 30, 2004                         677           1,576           597            --           2,850          0.4
Thereafter                                 799          15,082        10,753         1,541          28,175          3.8
                                         -----           -----        ------         -----          ------          ---
Total                                 $280,283        $223,910      $192,397      $ 53,475        $750,065        100.0%
                                       =======         =======       =======       =======         =======        =====
Percent of total                         37.4%           29.9%         25.7%          7.0%

     The following table shows the remaining maturity for time deposits of $100,000 or more as of September 30, 2001.

                                               (DOLLARS IN THOUSANDS)
                                               -----------------------

Three months or less                                   $45,891
Over three through six months                           27,373
Over six through twelve months                          42,432
Over twelve months                                     169,967
                                                      --------
                                                      $285,663
                                                      ========



         In addition to deposits, we rely on borrowed funds. The discussion below describes our current borrowings.

         Subordinated Note Offering. In December 1995, we issued subordinated notes due January 1, 2005 with an aggregate principal balance of $14.0 million through a public offering. The interest rate on the notes is 9.625%.


         Commercial Bank Loan. We have a loan agreement with a commercial bank. The balance of the loan at September 30, 2001 was $6.0 million. Interest on the loan is due monthly. The principal is due as follows: $1.0 million to be paid by December 31, 2001 and $5 million to be paid by December 31, 2002. The interest rate on the line is tied to the commercial bank's prime lending rate. As collateral for the loan, our largest shareholder, Robert Kaye, has pledged 4,585,397 shares of our common stock and has agreed to pledge all shares he purchases in the offerings but in no event less than 50% of all issued and outstanding shares after the offerings.

         Federal Home Loan Bank Advances. The Federal Home Loan Bank makes funds available for housing finance to eligible financial institutions like Metropolitan Bank. We collateralize advances by any combination of the following assets: one- to four-family first mortgage loans, multifamily loans, home equity loans, commercial real estate loans, investment securities, mortgage-backed securities, Federal Home Loan Bank deposits, and Federal Home Loan Bank stock. The aggregate balance of assets pledged as collateral for Federal Home Loan Bank advances at September 30, 2001 was $444 million. In August 2001, based on the financial condition of Metropolitan Bank as of the end of the first quarter of 2001, the Federal Home Loan Bank increased Metropolitan Bank's collateral requirement with respect to one- to four-family loans and multifamily loans from 125% of borrowings to 150% of borrowings. As a result, Metropolitan Bank's borrowing capacity of $29 million at June 30, 2001 was reduced to a collateral shortage of $12 million at August 31, 2001. Since that time, Metropolitan Bank has pledged additional collateral, reclassified loans as held for sale and experienced significant payoff of loans. As of January 2, 2002, the collateral shortage has decreased to $3.5 million. We are currently working with the Federal Home Loan Bank to pledge additional collateral to resolve this shortage. Further declines in Metropolitan Bank's financial condition could result in additional collateral shortages requiring additions of brokered or out of state deposits. These pledgeable assets would not provide a positive spread over other funding sources available.

         Repurchase Agreements. From time to time, Metropolitan Bank borrows funds by using its investment or mortgage-backed securities to issue reverse repurchase agreements. The aggregate balance of mortgage-backed securities pledged as collateral for reverse repurchase agreements at September 30, 2001 was approximately $45 million.


         The following table shows the maximum month-end balance, the average balance, and the ending balance of borrowings during the periods indicated.

                                                  NINE MONTHS ENDED                 YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                  SEPTEMBER 30, 2001       2000               1999              1998
                                                 -------------------       ----               ----              ----
                                                                         (DOLLARS IN THOUSANDS)
                                                 ------------------------------------------------------------------------
MAXIMUM MONTH-END BALANCE:
Federal Home Loan Bank advances................        $378,143          $365,094           $205,352         $119,000
1993 subordinated notes........................              --                --                 --            4,874
1995 subordinated notes........................          13,985            14,000             14,000           14,000
Commercial bank repurchase agreement...........              --            50,000             55,000               --
Commercial bank loan...........................           6,000             7,000             12,000            8,000
Repurchase agreements..........................          41,000            80,166             88,380           97,983

AVERAGE BALANCE:
Federal Home Loan Bank advances................        $325,515          $290,369           $140,001          $65,714
1993 subordinated notes........................              --                --                 --            1,999
1995 subordinated notes........................          13,985            14,000             14,000           14,000
Commercial bank repurchase agreement...........                            25,250              7,708               --
Commercial bank loan...........................           6,000             6,083              7,891            2,147
Repurchase agreements..........................          41,000            70,595             81,507           70,368

ENDING BALANCE:
Federal Home Loan Bank advances................        $280,048          $365,094           $205,352         $111,236
1993 subordinated notes........................              --                --                 --               --
1995 subordinated notes........................          13,985            13,985             14,000           14,000
Commercial bank repurchase agreement...........              --                --             55,000               --
Commercial bank loan...........................           6,000             6,000              6,000            8,000
Repurchase agreements..........................          41,000            41,000             80,044           82,250

         The following table provides the interest rates which includes amortization of issuance costs of borrowings during the periods indicated.


                                                 NINE MONTHS ENDED                  YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                  SEPTEMBER 30, 2001    2000          1999         1998
                                                 -------------------    ----          ----         ----

                                                 ------------------------------------------------------------------------
WEIGHTED AVERAGE INTEREST RATE:
Federal Home Loan Bank advances................           6.01%         6.15%         5.60%        5.68%
1993 subordinated notes........................             --            --            --        10.47
1995 subordinated notes........................           9.63          9.63          9.63         9.63
Commercial bank repurchase agreement...........             --          8.25            --           --
Commercial bank loan...........................           7.37          8.80          7.96         8.49
Repurchase agreements..........................           5.96          6.06          5.60         5.66

GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES

         The Company has two issues of cumulative trust preferred securities outstanding through wholly-owned subsidiaries. The issuing entity has invested the total proceeds from the sale of the securities in junior subordinated deferrable interest debentures issued by the holding company. The securities are listed on the NASDAQ Stock Market's National Market. A description of the securities follows. (Dollars in thousands).


                                                                                     PRINCIPAL AMOUNT
                     NASDAQ    DATE OF    SHARES        INTEREST MATURITY ---------------------------------------
ISSUING ENTITY       SYMBOL    ISSUANCE   ISSUED        RATE     DATE     SEPTEMBER 30, 2001    DECEMBER 31, 2000
--------------       ------    --------   ------        ----     ----     ------------------    -----------------
Metropolitan
Capital Trust I      METFP     4\27\98    2,775,000     8.6%     6\30\28       $27,750              $27,750
Metropolitan
Capital Trust II     METFO     5\14\99    1,600,000     9.5%     6\30\29        16,000               16,000
                                                                                ------               ------

Total                                                                          $43,750              $43,750
                                                                                ======               ======


COMPETITION

         Metropolitan Bank faces strong competition both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, mortgage companies, credit unions, finance companies, and insurance companies.

         Metropolitan Bank attracts its deposits through its retail sales offices, primarily from the communities in which those retail sales offices are located. Therefore, competition for those deposits is principally from other savings institutions, commercial banks, credit unions, mutual funds, and brokerage companies located in the same communities.

EMPLOYEES


At September 30, 2001, we had a total of 490 employees, including part-time and seasonal employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be excellent.


                           REGULATION AND SUPERVISION

INTRODUCTION

         The Company is a savings and loan holding company within the meaning of the Home Owners' Loan Act. As a savings and loan holding company, we are subject to the regulations, examination, supervision, and reporting requirements of the OTS. Metropolitan Bank, an Ohio-chartered savings and loan association, is a member of the Federal Home Loan Bank System. The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund, insures Metropolitan Bank's deposits. Metropolitan Bank is subject to examination and regulation by the OTS, the Federal Deposit Insurance Corporation, and the ODFI. Metropolitan Bank must comply with regulations regarding matters such as capital standards, mergers, establishment of branch offices, subsidiary investments and activities, and general investment authority.

METROPOLITAN FINANCIAL CORP.

         As a savings and loan holding company, we are subject to restrictions relating to our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring control of any other savings association or savings and loan holding company, without prior approval of the OTS, and from acquiring more than 5% of the voting stock of any savings association or savings and loan holding company which is not a subsidiary. Similarly, a person must obtain OTS approval prior to that person's acquiring control of the Company or Metropolitan Bank.

METROPOLITAN BANK AND TRUST COMPANY

         General. The enforcement authority of the OTS includes the ability to impose penalties for and to seek correction of violations of laws and regulations and unsafe or unsound practices. This authority includes the power to assess civil money penalties, issue cease and desist orders against an institution, its directors, officers or employees and other persons or initiate legal action.


         On July 26, 2001 Metropolitan Bank signed a supervisory agreement with the OTS and the ODFI. These documents acknowledge that these two regulatory authorities are of the opinion that we have engaged in acts and practices that are unsafe and unsound. We have agreed to take a number of steps to improve our safety and soundness without admitting or denying any unsafe or unsound practices. The Company also signed a supervisory agreement with the OTS on July 26, 2001.


         As a lender and a financial institution, Metropolitan Bank is subject to various regulations promulgated by the Federal Reserve Board including, without limitation, Regulation B (Equal Credit Opportunity), Regulation D (Reserves), Regulation E (Electronic Fund Transfers), Regulation F (Interbank Liabilities), Regulation Z (Truth in Lending), Regulation CC (Availability of Funds), and Regulation DD (Truth in Savings). As lenders of loans secured by real property, and as owners of real property, financial institutions, including Metropolitan Bank, are subject to compliance with various statutes and regulations applicable to property owners generally, including environmental laws and regulations.

         Insurance of Accounts and Regulation by the Federal Deposit Insurance Corporation. Metropolitan Bank is a member of the Savings Association Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation insures deposits up to applicable limits and the full faith and credit of the United States Government backs such insurance. As insurer, the Federal Deposit Insurance Corporation imposes deposit insurance premiums and conducts examinations of and requires reporting by Federal Deposit Insurance Corporation-insured institutions. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings associations after giving the OTS an opportunity to take such action. It may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices or is in an unsafe or unsound condition.

         Regulatory Capital Requirements. The capital regulations of the OTS establish a "leverage limit," a "tangible capital requirement," and a "risk-based capital requirement." The leverage limit currently requires a savings association to maintain "core capital" of not less than 3% of adjusted total assets. The OTS has taken the position, however, that the prompt corrective action regulation has effectively raised the leverage ratio requirement for all but the most highly-rated institutions. The leverage ratio has in effect increased to 4% since an institution is "undercapitalized" if, among other things, its leverage ratio is less than 4%. The tangible capital requirement requires a savings association to maintain "tangible capital" in an amount not less than 1.5% of adjusted total assets. The risk-based capital requirement generally provides that a savings association must maintain total capital in an amount at least equal to 8.0% of its risk-weighted assets. The risk-based capital regulations are similar to those applicable to national banks. The regulations assign each asset and certain off-balance sheet assets held by a savings association to one of four risk-weighting categories, based upon the degree of credit risk associated with the particular type of asset.

         Metropolitan Bank is also subject to the capital adequacy requirements under the Federal Deposit Insurance Corporation Investment Act of 1991. The additional capital adequacy ratio imposed under Federal Deposit Insurance Corporation Investment Act is the Tier 1 capital to risk adjusted assets ratio. This ratio must be at least 6.0% for a "well capitalized" institution.

         Banks and savings associations are classified into one of five categories based upon capital adequacy, ranging from "well-capitalized" to "critically undercapitalized." Generally, the regulations require the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "undercapitalized" and to take additional actions if the institution becomes "significantly undercapitalized" or "critically undercapitalized." Based on these requirements, Metropolitan Bank is an "adequately capitalized" institution.

         The appropriate federal banking agency has the authority to reclassify a well-capitalized institution as adequately capitalized. In addition, the agency may treat an adequately capitalized or undercapitalized institution as if it were in the next lower capital category, if the agency determines, after notice and an opportunity for a hearing, that the institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings, or liquidity in its most recent examination. As a result of such reclassification or determination, the appropriate federal banking agency may require an adequately capitalized or under-capitalized institution to comply with mandatory and discretionary supervisory actions.


         While the OTS and ODFI have not established individual minimum capital requirements for Metropolitan Bank, they have entered into a supervisory agreement with Metropolitan Bank. Under that agreement Metropolitan Bank must achieve well-capitalized status for core capital (5%) and risk-based capital (10%) by March 31, 2002. At September 30, 2001 we complied with all requirements for an adequately capitalized institution. The following table indicates our capital position compared to the requirements for an adequately capitalized institution and a well-capitalized institution as of September 30, 2001.


                                            ADEQUATELY CAPITALIZED                            WELL CAPITALIZED
                                      ------------------------------------          -------------------------------------
                                                             PERCENT OF                                    PERCENT OF
                                          AMOUNT               ASSETS                   AMOUNT               ASSETS
                                      ---------------      ---------------          ----------------     ----------------
Tangible Capital:
  Actual                                 $103,788                6.59%                 $103,788                 6.59%
  Requirement                              23,624                1.50                    31,481                 2.00
  Excess (Deficiency)                      80,164                5.09                    72,307                 4.59

Core Capital:
   Actual                                $103,788                6.59                  $103,788                 6.59
   Requirement                             62,997                4.00                    78,702                 5.00
   Excess (Deficiency)                     40,791                2.59                    25,086                 1.59

Risk-based Capital:
   Actual                                $114,553                9.12                  $114,553                 9.12
   Requirement                            100,485                8.00                   125,656                10.00
   Excess (Deficiency)                     14,068                1.12                   (11,103)               (0.88)

Tier 1 Capital to Risk-adjusted Assets
   Actual                                $103,788                8.26                  $103,788                 8.26
   Requirement                             50,262                4.00                    75,393                 6.00
   Excess (Deficiency)                     53,526                4.26                    28,395                 2.26

           Metropolitan Bank's plan to increase its capital is to have the Company raise a maximum $20 million and a minimum of $13 million in the offerings described in this prospectus, of which a maximum of $15 million and a minimum of $8 million will be used for a capital infusion for Metropolitan Bank. However, if the Company is not successful in completing the offerings, management's plan to reach the 10% risk based capital level may, subject to negotiations with regulators, include a plan to sell $8.3 million of fixed assets and $134.8 million of loans. The loans that management would sell were classified as held for sale at November 30, 2001. In addition, the fixed assets management has identified for sale are marketable and management believes would be sold at a gain and therefore are not impaired.


         Restrictions on Dividends and Other Capital Distributions. Savings association subsidiaries of holding companies generally are required to provide their OTS regional director with not less than thirty days' advance notice of any proposed declaration of a dividend on the association's stock. Any dividend declared within the notice period, or without giving the prescribed notice, is invalid. In some circumstances, an association may be required to provide their OTS regional director with an application for a proposed declaration of a dividend on the association's stock.

         The OTS regulations impose limitations upon certain "capital distributions" by savings associations. These distributions include cash dividends, payments to repurchase or otherwise acquire an association's shares, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital.

         In addition, the OTS retains the authority to prohibit any capital distribution otherwise authorized under the regulation if the OTS determines that the capital distribution would constitute an unsafe or unsound practice. Metropolitan Bank operates with lower capital ratios than most other banks and, as a result, faces a higher risk of falling below regulatory capital requirements. If Metropolitan Bank becomes undercapitalized, Metropolitan Bank will have to comply with increased restrictions on the payment of dividends and may lose its ability to pay dividends.

         The Gramm-Leach Bliley Act, or Financial Services Modernization Act, became law in November of 1999. This law includes significant changes in the way financial institutions are regulated and types of financial business they may engage in. Among other things the law provides for:

          - facilitation of affiliations among banks, securities firms, and insurance companies;

          -    changes in the regulation of securities activities by banks;

          -    changes in the regulation of insurance activities by banks;

          - elimination of the creation of new unitary thrift holding companies;

          - new regulation of the use and privacy of customer information by banks; and

          -    modernization of the Federal Home Loan Bank System.

The changes in this law take effect at various times ranging from immediately to eighteen months after the Act became law. Generally, the law provides opportunities for new products and new affiliations with other financial services providers. It will not restrict us from any activities we are currently engaging in.

         Qualified Thrift Lender Test. Pursuant to the Qualified Thrift Lender test, a savings institution must invest at least 65% of its portfolio assets in qualified thrift investments on a monthly average basis on a rolling 12-month look-back basis. Portfolio assets are an institution's total assets less goodwill and other intangible assets, the institution's business property, and a limited amount of the institution's liquid assets.


         A savings association's failure to remain a Qualified Thrift Lender may result in: a) limitations on new investments and activities; b) imposition of branching restrictions; c) loss of Federal Home Loan Bank borrowing privileges; and d) limitations on the payment of dividends. The qualified thrift investments of Metropolitan Bank were in excess of 66.0% of its portfolio assets as of September 30, 2001.


         Ohio Regulation. As a savings and loan association organized under the laws of the State of Ohio, Metropolitan Bank is subject to regulation by the ODFI. Regulation by the ODFI affects the internal organization of Metropolitan Bank as well as its savings, mortgage lending, and other investment activities. Periodic examinations by the ODFI are usually conducted on a joint basis with the OTS. Ohio law requires Metropolitan Bank to maintain federal deposit insurance as a condition of doing business.

         Ohio has adopted a statutory limitation on the acquisition of control of an Ohio savings and loan association which requires the written approval of the ODFI prior to the acquisition by any person or entity of a controlling interest in an Ohio association. In addition, Ohio law requires prior written approval of the ODFI of a merger of an Ohio association with another savings and loan association or a holding company affiliate.

FEDERAL AND STATE TAXATION

         The Company, Metropolitan Bank and other includable subsidiaries file consolidated federal income tax returns on a December 31 calendar year basis using the accrual method of accounting. The Internal Revenue Service has audited the Company, Metropolitan Bank and other includable subsidiaries through December 31, 1994.

         In addition to the regular income tax, corporations, including savings associations such as Metropolitan Bank, generally are subject to an alternative minimum tax. An alternative minimum tax is imposed at a tax rate of 20% on alternative minimum taxable income ("AMTI"), which is the sum of a corporation's regular taxable income with certain adjustments and tax preference items, less any available exemption. Adjustments and preferences include depreciation deductions in excess of those allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), and, for 1990 and succeeding years, 75% of the difference (positive or negative) between adjusted current earnings ("ACE") and AMTI. Any ACE reductions to AMTI are limited to prior aggregate ACE increases to AMTI. ACE equals pre-adjustment AMTI increased or decreased by certain ACE adjustments and determined without regard to the ACE adjustment and the alternative tax net operating loss. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax, and alternative tax net operating losses can offset no more than 90% of AMTI. The payment of alternative minimum tax will give rise to a minimum tax credit which will be available with an indefinite carry forward period to reduce federal income taxes in future years (but not below the level of alternative minimum tax arising in each of the carry forward years).

         Metropolitan Bank is subject to the Ohio corporate franchise tax. As a financial institution, Metropolitan Bank computes its franchise tax based on its net worth. Under this method, Metropolitan Bank will compute its Ohio corporate franchise tax by multiplying its net worth (as determined under generally accepted accounting principles) as specifically adjusted pursuant to Ohio law, by the applicable tax rate, which is currently 1.3%. As an Ohio-chartered savings and loan association, Metropolitan Bank also receives a credit against the franchise tax for a portion of the state supervisory fees paid by it.

         At the present time, the Company does not have a liability for the net worth portion of the franchise tax as it satisfies the requirements to be treated as a qualified holding company. In addition, there is no liability on the net income portion of the tax as the holding company has historically operated at a net loss on a stand-alone basis.

                                  THE OFFERINGS

         Before purchasing our shares of common stock, we strongly urge you to read carefully the information set forth under "Risk Factors" beginning on page 7.

GENERAL


         Reasons for the Offerings. We are engaging in the offerings in order to raise equity capital to improve Metropolitan Bank's capital position, as required under the supervisory agreements with the OTS and ODFI, and to repay a $2 million loan made by Robert M. Kaye to the Company, which loan is evidenced by a promissory note dated December 28, 2001. Our Board of Directors has chosen to raise capital in part through a rights offering to give our shareholders the opportunity to avoid or limit ownership dilution by buying additional shares of common stock. We cannot assure you that we will not need to seek additional financing in the future.


         No Recommendation. We are not making any recommendation as to whether or not you should purchase our shares of common stock being offered in this prospectus. You should make your decision based on your own assessment of your best interests.

         Determination of Price. The price of the common stock to be purchased in the offerings was determined by our Board of Directors based upon relevant factors including market conditions. We did not seek an opinion of financial advisors in establishing the subscription price. The price is not necessarily related to the assets, book value, or shareholders' equity of our Company or any other established criteria of value and may not be indicative of the fair market value of the securities offered. The price may be different than the market price of our common stock on The Nasdaq Stock Market's National Market at the close of the offerings.


         Cancellation. Our Board of Directors may cancel the offerings, or either of them, in its sole discretion, at any time prior to _______________, 2002, for any reason (including, without limitation, a change in the market price of the shares of common stock). If we do not receive gross proceeds of at least $13.0 million from the offerings by _______ __, 2002, we intend to cancel the offerings. If we cancel the offerings, any funds you paid will be promptly refunded, without interest or penalty.

         Shares of Common Stock Outstanding After the Offerings. If $20.0 million of shares are sold in the offerings, approximately _______ shares of common stock will be issued and outstanding following the offerings. This will represent a ______% increase in the number of outstanding shares of common stock. If $13.0 million of shares are sold in the offerings, approximately ___ shares of common stock will be issued and outstanding following the offerings. This will represent a ___% increase in the number of outstanding shares of common stock.

         Issuance of Stock Certificates. If you were a shareholder as of the record date and are participating in the rights offering and your present shares are registered in your name or if you are participating in the public offering, we will mail to you a stock certificate representing the new shares of common stock you are purchasing as soon as practicable after the expiration date, ___________, 2002. If you were a shareholder as of the record date and are participating in the rights offering and your shares of our common stock are currently held by a broker or bank, however, you will not receive stock certificates for your new shares. Instead, your account with the bank or broker will be credited with the shares that you purchase.

         State and Foreign Securities Laws. The offerings are not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of common stock to you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the offerings in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the offerings. In our sole discretion, we may decline to make modifications to the terms of the offerings requested by certain states or other jurisdictions, in which case shareholders who live in those states or jurisdictions will not be eligible to participate in the offerings.

         Our Decision Regarding Certain Matters Is Binding On You. All questions concerning the timeliness, validity, form, and eligibility of any exercise of subscription rights in the rights offering or subscription for shares in the public offering will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right or order to purchase shares by reason of any defect or irregularity in such exercise or order. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription certificate or order form and we will not incur any liability for failure to give such notification.

         Fees and Expenses. We will pay all fees in connection with the processing of subscriptions and the issuance of shares of common stock. Shareholders are responsible for paying any expenses you incur in connection with the exercise of the subscription rights.

THE RIGHTS OFFERING TO OUR SHAREHOLDERS

         The Subscription Rights. We are distributing to you, at no charge, one subscription right for every ____ shares of our common stock that you owned on ________ __, 2002. We will not issue fractional rights, but rather will round down the number of rights distributed to each shareholder to the nearest whole number, provided that each shareholder will receive at least one right. You have the right to purchase shares in an amount that is proportional to your existing ownership interest, which enables you to avoid ownership dilution in connection with the offerings. Each subscription right entitles you to purchase one share of our common stock for $________ , subject to the terms of this rights offering. When you exercise a subscription right, that means that you choose to purchase one share of our common stock. For example, if you own 100 shares of our common stock, you are entitled to ______ subscription rights, allowing you to purchase _____ additional shares for $__________ each. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. Subscription rights are not transferable. The number of shares you are entitled to purchase through the exercise of subscription rights is imprinted on your subscription certificate.


         Over-Subscription Privilege. The over-subscription privilege entitles you, if you fully exercise your subscription rights, to subscribe for additional shares of our common stock. Additional shares will be available to the extent that other shareholders do not fully exercise their subscription rights. We do not expect that all of our shareholders will exercise all of their subscription rights.


         The number of shares available for over-subscription privileges will be the total shares offered in the rights offering, ___________, less the number of shares purchased upon exercise of subscription rights. There is no limit on the amount of common stock a shareholder may subscribe for pursuant to the over-subscription privilege. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who over-subscribed in the proportion that the number of shares of common stock purchased by each over-subscribing shareholder through the exercise of subscription rights bears to the total number of shares ordered by all subscribers. However, if your pro rata allocation exceeds the number of shares of common stock you requested, you will receive only the number of shares of common stock that you requested. The remaining shares of common stock from your pro rata allocation will be divided among other shareholders exercising their over-subscription privileges applying the same allocation method.



         Purchase Commitments. Robert M. Kaye, our Chief Executive Officer and Chairman, has advised the Company that he will exercise his basic subscription rights in part in the amount of $7.0 million, or approximately 47% of Mr. Kaye's subscription rights.






         Expiration Date. The subscription rights are expected to expire at 5:00 p.m., Eastern Time, on _____________, 2002. We reserve the right to extend the expiration date of the rights offering and any extension of the expiration date, but in no event will the expiration date be later than ________ __, 2002. If you do not exercise your subscription rights prior to that time, they will be null and void. We will not be required to issue shares of common stock to you if the subscription agent does not receive your payment by the expiration of the rights offering. Your properly completed subscription certificate must also be received by this time, unless you deliver payment in compliance with the guaranteed delivery procedures described herein.


         Exercise of Subscription Rights. If you currently hold a stock certificate for shares of our common stock, a subscription certificate and return envelope are enclosed. You may exercise your subscription rights by delivering to Georgeson Shareholder Communications Inc., the subscription agent for the rights offering:



          - Payment in full of $_______ per share for the shares of common stock subscribed for by exercising your subscription rights and, if desired, your over-subscription privilege; and


          - A properly completed and duly executed subscription certificate, OR a notice of guaranteed delivery as described below.


         You should deliver your subscription certificate and payment to the subscription agent for the rights offering at the address shown under the heading "-- Subscription Agent for the Rights Offering." You may use the enclosed return envelope. However, registered mail or overnight delivery is recommended. Your order should be received by the subscription agent by 5:00 p.m., Eastern Time, on __, 2002. We will not pay you interest on funds delivered pursuant to the exercise of rights.

         If you currently hold your shares of our common stock through a bank, broker, dealer or other nominee, you are required to place your order through the bank, broker, dealer or other nominee. You will not receive a subscription certificate. Please follow your broker's instructions.

         Method of Payment for the Rights Offering. Payment for the shares of common stock purchased through the rights offering must be made by certified check, bank draft or cashier's check drawn upon a U.S. bank or by a postal, telegraphic or express money order payable in U.S. dollars to Georgeson Shareholder Communications Inc., as Subscription Agent for Metropolitan Financial Corp. Cash and personal checks are not acceptable. Payment may also be effected through wire transfer of immediately available funds to the account maintained by the subscription agent for the rights offering at the Provident Bank, One East Fourth Street, Cincinnati, OH 45202 ABA No. #042000424 Account No. #0282-872 for further credit to Georgeson Shareholder Communications Inc. as Agent for Metropolitan Financial Corp. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the price by wire transfer.

         Payment will be deemed to have been received by the subscription agent for the rights offering only upon:

         - Receipt by the subscription agent of the entire payment due, through a properly completed certified check, cashier's check or bank draft drawn upon a U.S. bank or by any postal, telegraphic, or express money order; or

         - Receipt by the subscription agent of the entire payment due through funds transferred by wire transfer.

         Guaranteed Delivery Procedures. If you want to exercise your subscription rights, but time will not permit your subscription certificate to reach the subscription agent prior to 5:00 p.m., Eastern Time, on ___, 2002, you may exercise your subscription rights if you satisfy the following guaranteed delivery procedures:

         (1) You send, and the subscription agent receives, payment in full for each share of common stock being subscribed for through the exercise of subscription rights and the over-subscription privilege, by 5:00 p.m., Eastern Time, on _____, 2002;



         (2) The subscription agent receives, by 5:00 p.m., Eastern Time, on _______________, 2002, a notice of guaranteed delivery. A form is enclosed with your subscription certificate. The notice of guaranteed delivery must state your name, the number of subscription rights that you hold, as imprinted on your subscription certificate, and the number of shares of common stock that you wish to purchase pursuant to the basic subscription right, and the number of shares of common stock, if any, you wish to purchase pursuant to the over-subscription privilege. The notice of guaranteed delivery guarantees the delivery of your subscription certificate to the subscription agent within three Nasdaq National Market trading days following the date of the notice of guaranteed delivery and must be signed by a representative of an "Eligible Guarantor Institution", as explained in the notice of guaranteed delivery; and

         (3) The subscription agent receives, your properly completed and duly executed subscription certificate, within three Nasdaq National Market trading days following the date of your notice of guaranteed delivery. The notice of guaranteed delivery may be delivered to the subscription agent in the same manner as subscription certificates or the notice of guaranteed delivery may be transmitted to the subscription agent by facsimile transmission. See "Subscription Agent."



         Shares of Common Stock Held for Others. If you are a bank, broker, dealer, trustee or other nominee, or you otherwise hold shares of common stock for the account of a beneficial owner of shares of common stock, you should notify the beneficial owner of such shares of common stock as soon as possible to obtain instructions with respect to his or her subscription rights. If you are a beneficial owner of shares of common stock held by a holder of record, such as a broker, trustee or depository for securities, you should contact the holder and ask him or her to effect transactions in accordance with your instructions.

         Subscription Agent for the Rights Offering. We have appointed
Georgeson Shareholder Communications Inc. as subscription agent for the rights offering. Georgeson Shareholder Communications Inc's telephone number is (888) 388-2551 and its facsimile number is (201) 460-2889. Please call Georgeson Shareholder Communications Inc. if you have questions about your subscription certificate or about submitting payment in connection with the rights offering. You should deliver your subscription certificate in connection with the rights offering and payment to Georgeson Shareholder Communications Inc. You may use the enclosed return envelope, registered mail or overnight delivery. We will pay the fees and certain expenses of Georgeson Shareholder Communications Inc., which we estimate will total $10,000. Under certain circumstances we may indemnify Georgeson Shareholder Communications Inc. from certain liabilities that may arise in connection with the rights offering. You may make delivery:


            BY MAIL: P.O. Box 2065, South Hackensack, NJ 07606-9974

            BY OVERNIGHT COURIER: 111 Commerce Road, Carlstadt, NJ 07072.
            Attn: Reorg. Dept.

            BY HAND: 110 Wall Street, 11th floor, New York, NY 10005.
                     Attn: Mary Feeney


         Ambiguities in Exercise of Subscription Rights. If you do not specify on your subscription certificate the number of subscription rights being exercised, or if your payment is not sufficient to pay the total purchase price for all of the shares of common stock that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of subscription rights that could be exercised for the amount of the payment that we receive from you. If your payment exceeds the total purchase price for all shares purchasable through exercise of the subscription rights shown on your subscription certificate, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

         (1) To subscribe for shares of common stock until your subscription rights have been fully exercised;

         (2) To subscribe for additional shares of common stock pursuant to the over-subscription privilege (subject to any applicable proration).

         Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest.

         No Revocation. After you have exercised your basic subscription right and your over-subscription privilege, if applicable, YOU MAY NOT REVOKE THAT EXERCISE. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of common stock in the rights offering at the price of $_____ per share.


         IF YOU HAVE QUESTIONS. IF YOU HAVE A QUESTION ABOUT COMPLETING AND DELIVERING YOUR SUBSCRIPTION CERTIFICATE OR SUBMITTING A PAYMENT IN CONNECTION WITH THE RIGHTS OFFERING, CALL OUR SUBSCRIPTION AGENT FOR THE RIGHTS OFFERING, GEORGESON SHAREHOLDER COMMUNICATIONS INC., TOLL FREE AT (888) 388-2251, MONDAY THROUGH FRIDAY, 9:00 A.M. TO 5:00 P.M. EASTERN TIME. IF YOU HAVE A QUESTION ABOUT THE COMPANY OR THE RIGHTS OFFERING, CALL OUR INFORMATION AGENT, RYAN, BECK, TOLL FREE AT (888)604-7226, MONDAY THROUGH FRIDAY, 9:00 A.M. TO 1:00 P.M. EASTERN TIME.

                                    IMPORTANT

         OUR SHAREHOLDERS AT ____________, 2002 HAVE RECEIVED INSTRUCTIONS FROM THE BANK OR BROKER WHERE THEY CURRENTLY HOLD SHARES OF OUR COMMON STOCK, OR, IF THEY CURRENTLY HOLD STOCK CERTIFICATES, THEY HAVE RECEIVED A SUBSCRIPTION CERTIFICATE AND RELATED INSTRUCTIONS. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT BY U.S. MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.

THE PUBLIC OFFERING

         The Public Offering. Concurrently with the rights offering, we are offering the shares of our common stock not subscribed for in the rights offering to the public. The price for each share is $______. The minimum required purchase in the public offering is ______ shares.

         Number of Shares Available. We intend to accept all subscriptions made in the rights offering before selling any shares of our common stock in the concurrent offering to the public. As a result, subscriptions in the public offering will be subject to the rights of the shareholders in the rights offering, and the rights offering will reduce the number of shares available for sale to the public.

         Excess-Subscriptions. If the number of shares of our common stock subscribed for in the public offering exceeds the number of shares available for sale in the public offering, then we will allocate the available shares of common stock to each subscriber in the proportion that the number of shares subscribed for by the subscriber bears to the total number of shares ordered by all subscribers in the public offering.

         Expiration Date. The public offering is expected to expire at 5:00 p.m., Eastern Time, on ______, 2002. We reserve the right to extend the expiration date of the public offering, but in no event will the public offering extend beyond ______, 2002. You will not be able to purchase shares of common stock in the public offering after that time. We will not be required to issue shares of common stock to you if the subscription agent for the public offering does not receive your order form and payment by the expiration date. We reserve the right to accept or reject, in whole or in part, orders in the public offering.

         Purchase of Common Shares. You may purchase shares in the public offering by delivering to Fifth Third Bank, the subscription agent for the public offering:

         - Payment in full of $____ per share for the shares of common stock;
           and

         - A properly completed and duly executed order form.

         You should deliver your order form and payment to the subscription agent for the public offering at the address shown under the heading "-- Subscription Agent for the Public Offering." You may use the enclosed return envelope. However, registered mail or overnight delivery is recommended. Your order should be received by the subscription agent by 5:00 p.m., Eastern Time, on ______, 2002. We will not pay you interest on funds delivered pursuant to the public offering.

         Method of Payment for the Public Offering. Payment for the shares of common stock purchased through the public offering must be made by certified check, bank draft or cashier's check drawn upon a U.S. bank or by a postal, telegraphic or express money order payable in U.S. dollars to Fifth Third Bank, as Subscription Agent for Metropolitan Financial Corp. Cash and personal checks are not acceptable.


         Payment will be deemed to have been received by the subscription agent for the public offering only upon receipt by the subscription agent of the entire payment due, through a properly completed certified check, cashier's check or bank draft drawn upon a U.S. bank or by any postal, telegraphic, or express money order.

         Subscription Agent for the Public Offering. We have appointed
Fifth Third Bank as subscription agent for the public offering. Fifth Third Bank's telephone number is (800) 837-2755 and its facsimile number is
(513) 744-8909. Please call Fifth Third Bank if you have questions about your order form or about submitting payment in connection with the public offering. You should deliver your order form and payment to Fifth Third Bank. You may use the enclosed return envelope, registered mail or overnight delivery. We will pay the fees and certain expenses of Fifth Third Bank, which we estimate will total $2,500. Under certain circumstances we may indemnify Fifth Third Bank from certain liabilities that may arise in connection with the public offering. You may make delivery:

            BY MAIL OR OVERNIGHT COURIER: 38 Fountain Square Plaza, MD 10AT66, Cincinnati, OH 45263
            Attn: Corporate Trust Services

            BY HAND: 580 Walnut Street, 4th Floor, Cincinnati, OH 45263



         Ambiguities in Completion of the Order Form. If you do not specify on your order form the number of shares of our common stock being purchased, or if your payment is not sufficient to pay the total purchase price for all of the shares of common stock that you indicated you wished to purchase, you will be deemed to have purchased the maximum number of shares that could be purchased for the amount of the payment that we received from you. If your payment exceeds the total purchase price for all shares that you indicated on your order form, you will be deemed to have ordered the maximum number of shares that may be purchased with the payment delivered. No fractional shares will be issued. Any excess payment will be returned to you as soon as practicable by mail, without interest.


         No Revocation. Once you send in your order form and payment you cannot revoke your order to purchase shares of our common stock. You should not complete your order form and forward payment unless you are certain that you wish to purchase shares of common stock in the public offering at the price of $____ per share.


         IF YOU HAVE QUESTIONS. IF YOU HAVE A QUESTION ABOUT COMPLETING AND DELIVERING YOUR ORDER FORM OR SUBMITTING A PAYMENT IN CONNECTION WITH THE PUBLIC OFFERING, CALL OUR SUBSCRIPTION AGENT FOR THE PUBLIC OFFERING, FIFTH THIRD BANK, TOLL FREE AT (800) 837-2755, MONDAY THROUGH FRIDAY, 8:00 A.M. TO 5:00 P.M. EASTERN TIME. IF YOU HAVE A QUESTION ABOUT THE COMPANY OR THE PUBLIC OFFERING, CALL OUR INFORMATION AGENT, RYAN, BECK, TOLL FREE AT (888)604-7226, MONDAY THROUGH FRIDAY, 9:00 A.M. TO 1:00 P.M. EASTERN TIME.


                              PLAN OF DISTRIBUTION

         If you wish to exercise your subscription rights and purchase shares of common stock, you should either complete the subscription certificate and return it with payment for the shares of common stock to Georgeson Shareholder Communications Inc., as subscription agent, at the address on page 58 or follow the instructions of your nominee, as the case may be. If you wish to purchase shares of our common stock in the public offering, you should complete an order form and forward the aggregate payment for the shares you intend to purchase to Fifth Third Bank, as subscription agent for the public offering, at the address on page 59. If you have any questions, you should contact either of the subscription agents or the information agent, as appropriate, at the telephone number and address on pages 58 and 59.


         Subject to the terms and conditions of an agency agreement (the "Agency Agreement"), dated ___________ among the Company and Ryan, Beck. Ryan, Beck has agreed to act as our financial advisor and marketing agent for the offerings. The Company will pay Ryan, Beck an advisory and management fee of $200,000 in connection with services rendered to the Company under the Agency Agreement. In addition, Ryan, Beck will receive a fee of two and one half percent (2.5%) of the dollar amount of the shares of common stock sold to the Company's shareholders, except those purchased by Robert Kaye, pursuant to the rights offering, a fee of two and one half percent (2.5%) of the dollar amount of the shares of common stock sold in the public offering to persons identified by the Company and a fee of five percent (5.0%) of the dollar amount of the shares of common stock to other persons in the public offering. In addition, the Company has agreed to reimburse Ryan, Beck upon request, for its usual and customary out-of-pocket expenses incurred in connection with its services under the Agency Agreement, whether or not the offerings are consummated, including fees and disbursements of Ryan, Beck's legal counsel. Ryan, Beck has agreed not to incur legal fees in excess of $95,000, not including legal fees incurred in connection with "blue sky" securities work, without the prior consent of the Company. The Company has also granted to Ryan Beck under the Agency Agreement a right of first refusal through July 25, 2002 to act as financial advisor, underwriter or agent in connection with any future capital raising transaction. Certain of our officers and other employees may solicit responses from you, but such officers and other employees may not receive any commissions or other compensation for such services other than their normal employment compensation. We estimate that our total expenses in connection with the offerings will be $440,000. The Company may use other broker dealers to facilitate the sale of its common shares in the public offering.

         As a condition to Ryan, Beck entering into the Agency Agreement, the Company, our senior management, directors, and major shareholders have agreed not to offer, sell, or otherwise dispose of, any shares of our common stock convertible into or exchangeable for shares of our common stock for 180 days after the date of this prospectus, without Ryan, Beck's prior written consent, except for:

         - The issuance of shares of common stock pursuant to the exercise of stock options under our stock option plan;

         - The granting of stock options after the date of this prospectus under the option plans; and

         - As a bona fide gift to a third party or as a distribution to the partners or stockholders of one of our shareholders, provided the recipient(s) thereof agree to be bound by the terms of the lock-up arrangement to which such shareholders is bound.

         We have agreed to indemnify Ryan, Beck and its affiliates (as defined in Rule 405 under the Securities Act of 1933) and their respective directors, officers, employees, agents, and controlling persons against certain liabilities under the Securities Act of 1933.


                           DESCRIPTION OF COMMON STOCK

         Holders of common stock are entitled to one vote for each share held by them on all matters being voted upon by the shareholders. Subject to the preferences of outstanding preferred stock, if any, holders of common stock are entitled to receive dividends ratably if, as, and when declared by the Board out of funds available for the payment of dividends. If the Company is liquidated, dissolved, or wound up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their shares of common stock into any other securities. There are no redemption or sinking fund provisions applicable to the shares of common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offerings will be, fully paid and nonassessable.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference from the Company's annual report on Form 10-K for the year ended December 31, 2000 have been audited by Crowe, Chizek and Company LLP, independent auditors as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         Thompson Hine LLP, Cleveland, Ohio, will pass on the validity of the issuance of the shares of our common stock offered by this prospectus for us.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         Metropolitan Financial Corp. files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy such reports, proxy statements and other information at the following locations of the
Commission:

                              Public Reference Room
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                             Midwest Regional Office
                       500 West Madison Street, Suite 1400
                             Chicago, IL 60661-2511

         You may also obtain copies of this information by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Commission's Public Reference Room in Washington, D.C. by calling the Commission at 1-800-SEC-0330. This information is also available online through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), located on the Commission's web site (http://www.sec.gov).

         Also, we will provide you (free of charge) with any of our documents filed with the Commission. To get your free copies, please call or write to Metropolitan Financial Corp. at:

                           22901 Mill Creek Boulevard
                           Highland Hills, Ohio 44122
                           Attention: Donald F. Smith
                                 (216) 206-6000

         We have filed a registration statement with the Commission on Form S-2 with respect to the offerings. This prospectus is a part of the registration statement, but does not contain all of the information in the registration statement. The rules and regulations of the Commission allow us to omit portions of the registration statement from the prospectus. Additionally, the Commission allows us to "incorporate by reference" documents included in the registration statement and in other filings, but not included in this prospectus, which means that we can disclose important information to you by referring you to other documents. The documents that are incorporated by reference are legally considered to be a part of this prospectus. The documents incorporated by reference are:

         (1)      Our Annual Report on Form 10-K for the year ended December 31,
                  2000;


         (2) Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

         (3) Current Reports on Form 8-K filed on August 3, 2001 and on December 31, 2001.


         As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this prospectus, you should rely on the statement made in the most recent document.

         This prospectus contains a description of the material terms and features of all material contracts, reports or exhibits to the registration statement required to be disclosed. The descriptions of such documents are not necessarily complete. As a result, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement for a more complete description of such document. Each such statement in this prospectus is qualified in its entirety by reference to the complete document. You may read the registration statement without charge at the principal office of the Commission in Washington, DC, and you may obtain copies of all or part of it from the Commission by paying the prescribed fees.


         This prospectus is accompanied by a copy of our most recent annual report on Form 10-K for the period ended December 31, 2000 and our most recent quarterly report on Form 10-Q for the period ended September 30, 2001. We strongly urge you to read carefully these documents before you purchase shares of our common stock being offered by this prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              [METROPOLITAN LOGO]

                         [                     ] SHARES

                                       OF

                                  METROPOLITAN
                                FINANCIAL CORP.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                RYAN, BECK & CO.


                                January   , 2002


  YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE OFFERS AND SALES ARE NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR SHARES OF COMMON STOCK.

  NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF OUR SHARES OF COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the fees and expenses incurred by Metropolitan Financial Corp. in connection with the issuance and distribution of the securities being registered.


Securities and Exchange Commission registration fee              $  5,000
Accountants' fees and expenses*                                    50,000
Legal fees and expenses*                                          250,000
Subscription Agent's fees and expenses*                            16,000
Printing and engraving expenses*                                   50,000
Miscellaneous*                                                     69,000
                                                                 --------
         Total Expenses                                          $440,000
                                                                 ========

         *Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation's best interests.

         Ohio law does not authorize payment of judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles of incorporation, code of regulations or by contract except with respect to the advancement of expenses of directors.

         Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

         Our Amended and Restated Code of Regulations provide that we shall indemnify, subject to certain limitations, any person (and the heirs, executors and administrators of each such person) made or threatened to be made a party to any action, suit, proceeding, or claim by reason of the fact that he is or was a director or officer of the Company or of any other corporation for which he was serving as a director or officer at the request of the Company, for all expenses and liabilities incurred by him in connection with the defense of any such action, suit, proceeding, or claim.

         Under a directors' and officers' liability insurance policy, directors and officers of the Company are insured against certain liabilities, including certain liabilities arising under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits. The following is a list of exhibits filed as part of the registration statement.

Exhibit
   No.   Description
-------  ------------------------------------


1.1 Agency Agreement among Ryan, Beck & Co., LLC, Metropolitan Financial Corp. and Metropolitan Bank and Trust Company.**

5.1      Opinion of Thompson Hine LLP.**


10.1 Supervisory Agreement dated July 26, 2001, between Metropolitan Financial Corp. and the Office of Thrift and Supervision (Exhibit 10.2 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).

10.2 Supervisory Agreement dated July 26, 2001, between Metropolitan Bank and Trust Company, the State of Ohio, Division of Financial Institutions and the Office of Thrift Supervision (Exhibit 10.3 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).


10.3 December 21, 2001 letter from State of Ohio Division of Financial Institutions and Office of Thrift Supervision to Metropolitan Bank and Trust Company (Exhibit 99.1 to the Company's Form 8-K filed with the Commission on December 31, 2001, is incorporated herein by reference).

10.4 December 27, 2001 letter from the Office of Thrift Supervision to the Company (Exhibit 99.2 to the Company's Form 8-K filed with the Commission on December 31, 2001, is incorporated herein by reference).


23.1     Consent of Crowe, Chizek and Company LLP.


23.2     Consent of Thompson Hine LLP (included in Exhibit 5.1).**

24.1     Power of Attorney.*

99.1     Form of Rights Offering Subscription Certificate.

99.2     Instructions Regarding Subscription Certificates.

99.3     Form of Letter to Registered Shareholders.

99.4     Form of Broker Letter to Clients.

99.5     Form of Letter to Brokers.

99.6     Form of Notice of Guaranteed Delivery.

99.7     Beneficial Owner Election Form.

99.8     Form of Nominee Holder Certification.

99.9     Form of Public Offering Order Form.

99.10    Form of Letter of Prospects.

*  Previously filed.

** To be filed by amendment.


ITEM 17.  UNDERTAKINGS

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new Registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

               (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

               (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Highland Hills, State of Ohio on the 7th day of January, 2002.


                                       METROPOLITAN FINANCIAL CORP.


                                       By: /s/ Robert M. Kaye
                                           ------------------
                                           Robert M. Kaye, Chairman of the Board
                                           and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Form S-2 registration statement has been signed by the following persons in the capacities indicated as of January 7, 2002.



                  SIGNATURE
                                   TITLE

/s/ Robert M. Kaye                 Chairman of the Board, Chief Executive
----------------------------       Officer and Director (Principal Executive
Robert M. Kaye                     Officer)

/s/ Donald F. Smith                Chief Financial Officer (Principal Financial
----------------------------       and Accounting Officer)
Donald F. Smith

/s/ Malvin E. Bank                 Director
----------------------------
Malvin E. Bank

/s/ Robert R. Broadbent            Director
----------------------------
Robert R. Broadbent

/s/ Marjorie M. Carlson            Director
----------------------------
Marjorie M. Carlson

/s/ Lois K. Goodman                Director
----------------------------
Lois K. Goodman

/s/ Marguerite B. Humphrey         Director
----------------------------
Marguerite B. Humphrey

/s/ James A. Karman                Director
----------------------------
James A. Karman

/s/ Ralph D. Ketchum               Director
----------------------------
Ralph D. Ketchum

/s/ Kenneth T. Koehler             Director
----------------------------
Kenneth T. Koehler

/s/ Alfonse M. Mattia              Director
----------------------------
Alfonse M. Mattia

/s/ David P. Miller                Director
----------------------------
David P. Miller

/s/ Kenneth T. Koehler             Attorney-in-Fact for the Officers and
----------------------------       Directors signing in the capacities indicated
Kenneth T. Koehler

                                INDEX TO EXHIBITS

Exhibit
   No.   Description
-------  ------------------------------------


1.1 Agency Agreement among Ryan, Beck & Co., LLC, Metropolitan Financial Corp. and Metropolitan Bank and Trust Company.**

5.1      Opinion of Thompson Hine LLP.**


10.1 Supervisory Agreement dated July 26, 2001, between Metropolitan Financial Corp. and the Office of Thrift and Supervision (Exhibit 10.2 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).

10.2 Supervisory Agreement dated July 26, 2001, between Metropolitan Bank and Trust Company, the State of Ohio, Division of Financial Institutions and the Office of Thrift Supervision (Exhibit 10.3 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).


10.3 December 21, 2001 letter from State of Ohio Division of Financial Institutions and Office of Thrift Supervision to Metropolitan Bank and Trust Company (Exhibit 99.1 to the Company's Form 8-K filed with the Commission on December 31, 2001, is incorporated herein by reference).

10.4 December 27, 2001 letter from the Office of Thrift Supervision to the Company (Exhibit 99.2 to the Company's Form 8-K filed with the Commission on December 31, 2001, is incorporated herein by reference).


23.1     Consent of Crowe, Chizek and Company LLP.


23.2     Consent of Thompson Hine LLP (included in Exhibit 5.1).**

24.1     Power of Attorney.*

99.1     Form of Rights Offering Subscription Certificate.

99.2     Instructions Regarding Subscription Certificates.

99.3     Form of Letter to Registered Shareholders.

99.4     Form of Broker Letter to Clients.

99.5     Form of Letter to Brokers.

99.6     Form of Notice of Guaranteed Delivery.

99.7     Beneficial Owner Election Form.

99.8     Form of Nominee Holder Certification.

99.9     Form of Public Offering Order Form.

99.10    Form of Letter to Prospects.

*  Previously filed.

** To be filed by amendment.